

Wyeth
Annual
Review
2007

Wyeth Vaccines: A World to Protect

Wyeth's Global Leadership Positions*


Largest Selling Biotechnology Brand: Enbrel®
Number One Antidepressant: Effexor XR®
World's Leading Vaccine: Prevnar®
Top-Ranked I.V. Antibiotic: Zosyn®
Best Selling Adult Vitamin: Centrum®
Leading Calcium Supplement: Caltrate®
ZOSYN
ZOSYN
Centrum
Caltrate
Caltrate

*by revenue 2007

On the Cover

Today, children in emerging markets like Mexico and in dozens of other countries around the world are benefiting from the extraordinary advances in disease prevention that have come from Wyeth Vaccines. Now Wyeth is hard at work developing next-generation vaccines to protect both children and adults.

Contents

Wyeth at a Glance

Wyeth is one of the world's largest research-based pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, biotechnology products, vaccines, non-prescription medicines and animal health care products that improve the quality of life for people worldwide. The Company's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health.

Report to Stockholders

Wyeth delivered a very strong financial performance in 2007, mainly driven by the fast growth of our biotechnology products *Enbrel* and *Prevnar*. We introduced new products – *Torisel* and *Lybrel* – and continued our rapid expansion into China, the Middle East and Latin America. We also expanded our aggressive cost-management efforts. As a result, we were able to produce record sales and earnings in 2007 and also were able to increase our dividend to stockholders. In addition, we implemented important leadership changes, effective in January 2008, that were well-planned and efficiently executed.

While we did not secure all expected new drug approvals in 2007, the recent approval of *Pristiq* for major depressive disorder and of *Xyntha* for hemophilia A points to our ability to execute on this front. To achieve sustained success, Wyeth Research is undertaking a number of breakthrough initiatives – strategies to address the challenges posed by an ever-changing regulatory and public health environment around the world. A key outcome of this project is to establish the differentiation of our product candidates to ensure a greater value proposition to key stakeholders: patients, physicians, payors and regulators.

The at-risk launch by a generic manufacturer of a generic version of Wyeth's proton pump inhibitor, *Protonix*, late in 2007 illustrates one of the important challenges faced by innovation-driven companies like our own. In response to loss of *Protonix* sales, in 2008 we introduced Project Impact, a corporate-wide initiative to adjust down our infrastructure and reduce our operating costs.

Our goal remains to protect and sustain our important investments in research – well illustrated by Wyeth's current projects in its fight against Alzheimer's disease. Research and development is the engine that drives our Company and poises us for great possibility – the opportunity to make an important difference in the health and well-being of people around the world.



Robert Essner, Chairman of the Board, and Bernard Poussot, President and Chief Executive Officer



Financial Highlights

In thousands except per share amounts

Year Ended December 31,	**2007**	2006
Net Revenue	**$22,399,798**	$20,350,655
Net Income	**4,615,960**	4,196,706
Diluted Earnings per Share	**3.38**	3.08
Dividends per Common Share	**1.06**	1.01
Total Assets	**42,717,282**	36,478,715
Stockholders' Equity	**18,210,535**	14,652,755

Financial Highlights

Our operating results for 2007 helped expand a strong foundation on which to build for the future. Wyeth's worldwide net revenue for the year increased 10 percent to $22.4 billion. This was led by 10 percent growth in Pharmaceuticals, with seven product franchises each achieving more than $1 billion in sales. Our multibillion-dollar biotechnology products – *Enbrel* and *Prevnar* – demonstrated especially strong revenue growth, positioning Wyeth as the world's fourth largest biotech company by revenue. Biotechnology products represented more than 35 percent of our 2007 pharmaceutical revenue, up from 17 percent in 2002.

Consumer Healthcare revenue grew 8 percent, and Fort Dodge Animal Health revenue increased 11 percent, surpassing $1 billion in sales for the first time in its history.

Wyeth's reported net income and diluted earnings per share for 2007 were $4.6 billion and $3.38, respectively. Before certain significant items, net income was $4.8 billion, with pro forma diluted earnings per share up 12 percent to $3.52, a third consecutive year of double-digit pro forma earnings growth. An in-depth review of our 2007 financial performance can be found in the Wyeth 2007 Financial Report, which accompanies this Annual Review.

Outlook for 2008

We view 2008 as a year of transition and progress for our Company, as we drive growth, pursue innovation and continue to look for ways to further improve our performance.

A near-term challenge for the Company is the impact of generic competition for several of our major products, including *Protonix*, *Effexor XR* and *Zosyn*. For *Protonix*, we believe our patent, which runs through 2010, is strong. Confronted with a generic manufacturer's "at-risk" launch of a generic form of *Protonix*, we decided in January to launch our own generic through a designated distributor. We also are vigorously pursuing patent litigation to protect our rights to this important product. In addition, we have made assumptions about the emergence of generic competition to *Effexor XR* and *Zosyn* in our plans for 2008.

We are initiating a company-wide effort in 2008 to re-examine our cost structure, reduce expenses and identify new productivity opportunities. Among other things, this initiative will help guide our Company in reducing its workforce by as much as 10 percent over the next three years.

Wyeth is a resilient organization, with a proven track record of overcoming challenges. As you will see throughout this Annual Review, our people, our resources, our products and our new product pipeline provide us with a strong base from which to continue building our Company.

We view 2008 as a year of transition and progress for our Company, as we drive growth, pursue innovation and continue to look for ways to further improve our performance.

Wyeth Pharmaceuticals

In 2007, *Enbrel*, marketed for both rheumatoid arthritis and psoriasis, generated $5 billion in global sales, making it the industry's largest selling biotechnology brand. Net sales in North America – where we co-promote the brand with Amgen Inc. – exceeded $3 billion. Sales in international markets – where we have exclusive rights to the product – grew to more than $2 billion, an increase of 36 percent over 2006.

Sales of *Effexor*, marketed for anxiety and depression, grew to almost $3.8 billion in 2007, increasing 2 percent over the previous year and maintaining the brand's position as the world's largest selling antidepressant. This was achieved despite a wide range of challenges, including emerging generic competition to the product in some markets.

In February 2008, we received U.S. Food and Drug Administration (FDA) approval to market *Pristiq*, a once-daily serotonin-norepinephrine reuptake inhibitor, for the treatment of adult patients with major depressive disorder, a serious medical condition that affects more than 120 million adults around the world. *Pristiq* provides efficacy at a simple, once-daily dosage without the need for titration, providing most patients the appropriate therapeutic dose right from the start of treatment.

We also received approval for *Xyntha*, an improved recombinant factor VIII formulation, both for the control and prevention of bleeding episodes and for surgical prophylaxis in patients with hemophilia A.

Our impact on human health around the world continues to be defined by innovative products like *Prevnar* (*Prevenar* outside the United States), a first-in-class vaccine to help prevent invasive pneumococcal disease in infants and children. Globally, *Prevnar* achieved net sales of $2.4 billion, an increase of 24 percent. Much of this growth came from inclusion in national immunization programs around the world, volume growth in the U.S. private market and continued geographic expansion. This past year, we produced more than 45 million doses of *Prevnar*. The vaccine is available in 86 countries, 19 of which have included it in their national immunization programs. In 2007, regulatory filings seeking approval for *Prevnar* were submitted in China, Russia and Japan, which, combined, account for about 19 million new births each year. In developing countries, we are working closely with the international health community to help children gain access to this important public health intervention. Wyeth vaccines, including *Prevnar*, are the subject of a special report that begins on page 10.

Our impact on human health around the world continues to be defined by innovative products like Prevnar*, a first-in-class vaccine to help prevent invasive pneumococcal disease in infants and children.*

In 2007, sales of *Zosyn*, a broad-spectrum intravenous antibiotic, grew 17 percent to become only the second product in its class to exceed the $1 billion mark in annual sales. During the year, the Company completed, in most markets around the world, the introduction of a new and improved *Zosyn* formulation designed to meet current specifications for particulate matter for injectable drugs. Compound patent protection for *Zosyn* in the United States and Europe expired in 2007, and the product is facing generic competition in a number of markets in Europe and elsewhere around the world.

Tygacil, our newest entry in the I.V. antibiotic market, continued its growth, particularly for use against drug-resistant strains of bacteria. Sales for *Tygacil* nearly doubled in 2007 to $138 million, and it now is approved in 66 markets. Regulatory filings were made during the year for use of *Tygacil* in community-acquired pneumonia, which currently accounts for 20 percent of all in-hospital, I.V.-administered antibiotic usage.

In women's health care, 2007 global sales of the *Premarin* family were consistent with the prior year at just over $1 billion. Wyeth contraceptive products delivered sales of $430 million, a decrease of 5 percent for the year. In May, Wyeth received U.S. market clearance for *Lybrel*, the first and only FDA-approved low-dose combination oral contraceptive with unique 365-day dosing, which makes it possible for some women to be period-free.

Torisel was approved in the United States during the second quarter of 2007 for the treatment of advanced renal cell carcinoma. It is the first targeted therapy with a proven overall survival benefit in patients suffering from this cancer. *Torisel* uptake in its first few months has been strong, with $27 million in 2007 sales. European Medicines Agency approval was received in November, and sales in the European Union (EU) have begun.

Wyeth Nutrition

Wyeth Nutrition is a worldwide leader in the development of scientifically advanced nutritional products for infants and young children. A commitment to research has enabled the Company to achieve numerous innovations, most recently with the first-to-market addition of lutein to the premium *Gold* product line. In 2007, global sales increased 20 percent to $1.4 billion, with the *Gold* line accounting for the majority of sales. Double-digit growth was recorded in each of the three regions in which Wyeth Nutrition competes. A key driver for Wyeth Nutrition's growth has been its focus on growing markets in Asia, Latin America and the Middle East. To meet the increasing demand for high-quality formulas, the Company recently completed nutritional manufacturing facility expansions in Mexico, and further expansions are under way in the Philippines and Singapore. A new facility also is planned in China, which, with growth of 38 percent in 2007, became the largest Wyeth Nutrition market.

Consumer Healthcare

Total global net sales rose to $2.7 billion in 2007, an increase of 8 percent, with international net sales up 16 percent. Wyeth Consumer Healthcare executed important brand extensions during the year with the introduction of *Advil Liqui-Gels* on a global basis, *Centrum* Cardio in the United States and *Centrum* food grade in China. Overall, key growth drivers included the *Advil* franchise, which grew 11 percent, in part as a result of significant growth in *Advil PM*; *Centrum* vitamins, which grew 7 percent; and the *Caltrate* brand of calcium supplements, which saw 16 percent growth. Also driving growth were strong performances in a number of international markets, including Brazil, which grew 40 percent; Canada, up nearly 13 percent; and Italy, with sales up more than 19 percent. As a result, Wyeth Consumer Healthcare remains among the top five over-the-counter (OTC) companies in the world, with *Advil* and *Centrum* two of the top five global OTC brands.

Animal Health Care

Sales in 2007 grew 11 percent over 2006, to exceed $1 billion for the first time. Fort Dodge significantly enhanced its leadership position in the industry through the U.S. and European introductions of *ProMeris*, a new line of flea and tick products for cats and dogs. Its livestock product business experienced 12 percent global growth, led by strong sales of cattle products in the United States and Europe and a full year of sales of *Suvaxyn* PCV2, a new swine vaccine. Also achieving significant sales was the poultry product line, up 13 percent, with a broadening portfolio of vaccines, including an avian influenza vaccine to address the potentially pandemic Asian H5N1 strain. Fort Dodge also remained the overall leader in the U.S. companion animal biological vaccine market. During the year, an important new registration was approved for the prevention of a particularly virulent strain of calicivirus in cats. To accommodate future growth, Fort Dodge is expanding its research facilities in the Kansas City metropolitan area.

Research and Development

Wyeth's research and development organization draws upon expertise in multiple discovery platforms. This means that, in addition to traditional small molecules, we are sharply focused on biologics. As a result, nearly one-third of our current pipeline is composed of biotechnology candidate products and vaccines.

We are sharply focused on biologics. As a result, nearly one-third of our current pipeline is composed of biotechnology candidate products and vaccines.

We have outlined a number of late-stage development highlights in the chart on pages 8 and 9. These include three novel oncology agents, a monoclonal antibody to fight Alzheimer's disease, a next-generation vaccine, an antipsychotic, an oral therapy for opioid-induced constipation and a new therapy for river blindness. We also have programs progressing through development that seek to expand existing products with newly identified uses and indications. We are hopeful for U.S. approval in 2008 for *Relistor* in subcutaneous form to treat opioid-induced constipation in patients in palliative care settings. We expect that *Viviant*, being developed for the prevention and treatment of osteoporosis, will be reviewed at an FDA advisory committee meeting. *Aprela*, under investigation for postmenopausal vasomotor symptoms and the treatment of postmenopausal osteoporosis, is targeted for regulatory filing in the first half of 2009.

In addition, we are pressing forward on many fronts in new product development. For example, we have nine projects in active development for improved symptomatic treatments or disease modifiers for Alzheimer's disease, using small molecules, biologics and vaccines. We also are exploring a wide range of unique compounds with novel mechanisms of action for schizophrenia, bipolar disorder, major depressive disorder, other cognitive disorders and chronic pain. Though still early, these compounds potentially offer significant improvements compared with current standards of care. In the cardiovascular area, we are developing new compounds that focus on reducing cardiovascular mortality and the complications of diabetes. In addition, we are investigating innovative therapies in gastrointestinal disease and asthma.

To address the challenges of getting new drugs approved in an increasingly difficult environment, Wyeth Research is undertaking a breakthrough initiative. Its scope includes ensuring that new product track candidates clearly demonstrate a value proposition; developing predictive safety and efficacy models that are the best in the industry; and improving the process for assessing benefit-risk during development. This breakthrough project builds on Wyeth's existing R&D productivity initiatives and is intended to formulate strategies for sustainable success in the years to come.

Social Responsibility Initiatives

In everything we do, our goal is to act responsibly – not only for the sake of our stakeholders but for the world at large.

Two examples are prominent. The first is the rollout of *Prevnar* in the poorest of countries to make this life-saving vaccine more accessible over time to millions of children. In addition, since 1996, we have been working with the World Health Organization to develop moxidectin, a first-in-class agent for the treatment – and potential eradication – of onchocerciasis or river blindness, a disease that is endemic in sub-Saharan Africa as well as in parts of Central America and the Middle East. More than 125 million people worldwide are at risk with more than 17 million people infected with the disease.

In 2007, we contributed approximately $12 million in products to developing countries, including about 700,000 doses of *Meningitec* vaccine to prevent meningitis C and 25,000 doses of *Prevnar* to areas of Peru hard hit by an earthquake earlier in the year. What's more, our U.S. patient assistance programs continue to provide Wyeth products at no charge to those unable to pay. More than 145,000 patients benefited from the program in 2007, with product donations valued at over $143 million.

Management Changes

In the sidebar to this letter, you can read more about our CEO transition announced during 2007. In addition, we have other changes to report. We're pleased that Robert M. Amen, Chairman and Chief Executive Officer of International Flavors & Fragrances Inc., has joined the Company's Board of Directors, bringing us his wide-ranging expertise in consumer products. At the same time, we offer our thanks to Walter V. Shipley, who stepped down from the Board in 2007 in compliance with the Company's mandatory retirement policy, for his years of devoted service. We also want to express our appreciation to Ivan G. Seidenberg, who after his years of dedicated service, resigned from the Board.

We have made a number of corporate management leadership changes to prepare Wyeth for continued growth and to capitalize on the executive talent within the Company. Gregory Norden became Senior Vice President and Chief Financial Officer. He has been with the Company since 1989 and previously was

Bernard Poussot, Wyeth's New CEO

In late September 2007, Bernard Poussot was elected President and Chief Executive Officer of Wyeth, effective January 1, 2008. He succeeds Robert Essner, who announced his plans to retire from the Company. Mr. Essner will continue as Chairman of the Board of Directors for a period of transition.

Mr. Poussot began his career at Wyeth in 1986 as President of Wyeth France. In 1996, he was appointed President of Wyeth-Ayerst International and a year later became President of the worldwide pharmaceutical business. In 2002, while continuing as President of Wyeth Pharmaceuticals, he became Executive Vice President of Wyeth, assuming additional responsibility for Wyeth R&D. In 2006, Mr. Poussot was promoted to President and Vice Chairman of Wyeth and, in January 2007, to the position of President, Chief Operating Officer and Vice Chairman of the Company.

In announcing this succession, Mr. Essner noted, "Bernard is exceptionally well-qualified for this role, and we have built a world-class management team to support him and the Company. His election is a result of the Company's ongoing succession planning process – an important focus of Wyeth's Board of Directors and management."

Mr. Essner's leadership helped propel Wyeth to the top tier of the global pharmaceutical industry. During his tenure as CEO, revenue increased from $14 billion in 2001 to more than $22 billion in 2007, accompanied by significant increases in earnings per share. Mr. Essner was responsible for initiating a transformation of the Company's research and drug development process, advancing a new model for pharmaceutical sales in the United States and successfully navigating the Company through significant litigation challenges.

CFO of Wyeth Pharmaceuticals. Denise M. Peppard was promoted to Senior Vice President, Human Resources, with the retirement of René R. Lewin, who was instrumental in developing a performance-based culture during his 13 years with the Company. Mary Katherine Wold was promoted to Senior Vice President, Finance. The Board elected Andrew F. Davidson as Vice President, Internal Audit. Finally, in February 2008, Timothy P. Cost joined the Company as Senior Vice President, Corporate Affairs, bringing to Wyeth many years of experience in communications and investor relations. Mr. Cost replaces Marily H. Rhudy, who has announced plans to retire. We thank Ms. Rhudy for her many contributions to our business.

There also were a number of organizational changes within our business operations. Joseph M. Mahady was promoted to President, Wyeth Pharmaceuticals, and remains Senior Vice President, Wyeth. Geno J. Germano became President, U.S. Pharmaceuticals and Women's Health Care. Ulf Wiinberg was promoted to President, EMEA/Canada and BioPharma, and remains Senior Vice President, Wyeth. In the animal health division, Richard R. DeLuca, Jr., was named President of Fort Dodge Animal Health with the retirement of E. Thomas Corcoran, who provided 23 years of distinguished contributions to Wyeth. Cavan M. Redmond was promoted to President, Wyeth Consumer Healthcare, while Douglas A. Rogers became President of U.S. and Global New Business for the division.

Wyeth's ability to develop talent, as well as to attract new leaders, highlights the continuity of culture and depth of experience that is critical for our future. We wish all those with new responsibilities great success and will give them our full support, and we thank those retiring from the Company for their many contributions over the years. The outstanding leadership, expertise and experience that our entire management team brings to Wyeth should continue to translate into successful solutions to important health problems worldwide.

The Road Ahead

We are immensely proud of all we have accomplished during the past year and the past decade. The capabilities we have built in R&D and across the Company are delivering innovative products to save and improve lives. We hope our work on Alzheimer's disease will make a difference for the patients and families who suffer. We believe that as *Prevnar* is introduced in more countries, the lives of hundreds of thousands of children eventually will be saved. We know that *Enbrel* already has made an extraordinary difference in the lives of people who have benefited from its use.

To continue and expand this record of achievement, we will remain flexible and resilient in seeking better ways to deliver accessible and affordable health care.

As we do all this, we will be guided by five principles: Our values. Science and innovation. Leadership. Sound financial decisions. And belief in our noble cause – improving the lives of people through medical advances and putting the patient at the center of everything we do.

We thank our colleagues at Wyeth for their innumerable contributions – and for their dedication to reshaping our Company in order to make it stronger. As we look to the future, we believe that the support and hard work of our people will help us to grow, to prosper and to lead as we build the most trusted and respected health care company in the world.

Sincerely,

Robert Essner
Chairman of the Board

Bernard Poussot
President and
Chief Executive Officer

February 29, 2008

Wyeth's Pipeline for Innovation

During 2007, Wyeth filed four New Drug Applications (NDA) in the United States, including two that represented new molecular entities. Since 2004, Wyeth has delivered on its goal of filing two NDAs each year for new molecular entities. In addition, over the past seven years, 91 new candidate medicines were placed into development, with 72 advancing to human clinical trials. The majority of these have the potential to be first- or best-in-class therapies. This chart presents a snapshot, as of February 2008, of new drugs or potential new indications/formulations from Wyeth that are in advanced human trials or under review by regulatory agencies.



Women's Health and Bone	Phase 2	Phase 3	Regulatory Review
Lybrel®/Anya™ (levonorgestrel/EE)			
Continuous contraception (EU)			◆
Premenstrual dysphoric disorder		◆	
Pristiq™ (desvenlafaxine succinate)			
Vasomotor symptoms of menopause			◆
Viviant™ (bazedoxifene)			
Postmenopausal osteoporosis prevention			◆
Postmenopausal osteoporosis treatment			◆
Aprela™ (bazedoxifene/conjugated estrogens)			
Postmenopausal osteoporosis		◆	
Vasomotor symptoms of menopause		◆	

Neuroscience	Phase 2	Phase 3	Regulatory Review
Bapineuzumab (AAB-001)			
Alzheimer's disease		◆	
ACC-001			
Alzheimer's disease	◆		
Pristiq™ (desvenlafaxine succinate)			
Neuropathic pain	◆		
Fibromyalgia	◆		
SAM-531			
Alzheimer's disease	◆		
Vabicaserin (SCA-136)			
Schizophrenia	◆		

Gastrointestinal	Phase 2	Phase 3	Regulatory Review
Relistor™ (methylnaltrexone)			
Subcutaneous for opioid-induced constipation in advanced medical illness			◆
I.V. for post-operative ileus		◆	
Oral for opioid-induced constipation	◆		

Vaccines and Infectious Disease	Phase 2	Phase 3	Regulatory Review
Tygacil® (tigecycline)			
Community-acquired pneumonia			◆
Diabetic foot infections		◆	
Hospital-acquired pneumonia	◆		
Prevnar 13™			
Prevention of pneumococcal disease in infants and children two months to five years		◆	
Prevention of pneumococcal disease in high-risk individuals and adults > age 50		◆	
Meningococcal B vaccine			
Prevention of meningococcal disease in adolescents	◆		
Moxidectin			
Onchocerciasis (river blindness), collaboration with WHO	◆		

Inflammatory Disease	Phase 2	Phase 3	Regulatory Review
Anrukinzumab (IMA-638)			
Asthma	◆		

Oncology/Immunology/Hemophilia	Phase 2	Phase 3	Regulatory Review
Inotuzumab ozogamicin (CMC-544)			
Follicular non-Hodgkin's lymphoma		◆	
Diffuse large B-cell lymphoma	◆		
Rapamune® (sirolimus)			
Conversion in liver transplant		◆	
ReFacto® AF (antihemophilic factor – recombinant)			
Hemophilia A (EU)			◆
Torisel® (temsirolimus)			
Mantle cell lymphoma (EU)			◆
Bosutinib (SKI-606)			
Chronic myeloid leukemia		◆	
Breast cancer	◆		
Neratinib (HKI-272)			
Breast cancer	◆		

Phase 2 – Determination of safe and effective dosage for an experimental medicine, generally conducted in hundreds of patients
Phase 3 – Determination of overall benefit/risk ratio for an experimental medicine, generally conducted in thousands of patients
Regulatory Review – Evaluation of safety and efficacy data by governmental regulatory agencies

Highlights from Wyeth's Late-Stage Drug Development

Wyeth's development pipeline of new vaccines and therapies continues to grow in breadth, depth and innovation. Eleven potential new therapies or uses for significant existing drugs are in Phase 3 development, and another eight currently are awaiting approval in

Candidate	***Prevnar 13***	**Bapineuzumab (AAB-001)**	**Bosutinib (SKI-606)**	***Relistor***
	For infants, children and adults	Collaboration with Elan Corporation, plc		Oral formulation Collaboration with Progenics Pharmaceuticals, Inc.
Indication	Prevention of invasive pneumococcal disease	Mild to moderate Alzheimer's disease	Chronic myelogenous leukemia (CML)	Opioid-induced constipation (OIC)
Stage	Phase 3 – Infants and children Phase 3 – Adults	Phase 3	Phase 3 – first-line CML Phase 2 – breast cancer	Phase 2
Unmet Medical Need	For infants and children, *Prevnar 13* expands protection against six additional pneumococcal disease-causing serotypes, including 19A. For adults, it may provide substantially greater efficacy against pneumococcal disease than current standards of care.	Current therapies for Alzheimer's disease provide some symptomatic relief but do not alter the underlying disease pathology.	There is a need for safer and more tolerable therapies capable of inducing rapid and long-lasting remissions in newly diagnosed CML patients.	Opioid analgesics often produce constipation as a side effect, which can be a barrier to effective pain management. Currently, there are no approved medications that specifically target OIC's cause.
Mechanism of Action	The vaccine is designed to induce functional antibody responses to all 13 vaccine serotypes, thus promoting clearance of the bacteria by antibodies binding to pneumococcal capsular polysaccharides.	By binding to all forms of beta-amyloid in the brain, bapineuzumab is thought to help clear damaging beta-amyloid plaques from the brain and also neutralize neuro-toxic forms of beta-amyloid, thereby having a fundamental impact on the disease process.	Bosutinib is an orally active inhibitor of src and abl kinases, proteins involved in tumor cell growth and metastasis.	*Relistor* is a selective mu-opioid receptor antagonist that blocks the peripheral side effects of opioid analgesics without interfering with pain relief.
What's Different	For infants and children, it is expected to be the most complete vaccine for the global prevention of serious pneumococcal disease and acute otitis media. For adults, it is the first conjugate vaccine for adult pneumococcal disease, including pneumococcal pneumonia, with the potential for long-term protection through boosting.	This potentially is the first therapy for Alzheimer's disease that may halt or modify its course.	This compound potentially offers an excellent side effect profile in comparison with imatinib and other second-generation abl kinase inhibitors. In imatinib-resistant/intolerant patients, bosutinib exhibits response rates comparable with or better than other second-generation abl kinase inhibitors.	It is designed to rapidly reverse OIC without reversing analgesic effects.

the United States or the European Union. Most important, 75 percent of the projects in Wyeth's overall development portfolio, including those in earlier stages of development are new molecular entities or NMEs. These represent novel or innovative compounds that offer significant value to patients and society. This chart presents a snapshot of new drugs or significant new indications/formulations from Wyeth that are in advanced human trials or under review by regulatory agencies.

Inotuzumab ozogamicin (CMC-544)	**Neratinib (HKI-272)**	**Moxidectin**	**Vabicaserin (SCA-136)**
Collaboration with UCB Group		Collaboration with the World Health Organization	
			
Follicular non-Hodgkin's lymphoma (FL NHL) and diffuse large B-cell lymphoma (DL BCL)	HER-2 positive metastatic breast cancer (initial indication)	Onchocerciasis (river blindness)	Schizophrenia (oral agent)
Phase 3 – FL NHL Phase 2 – DL BCL	Phase 2	Phase 2	Phase 2
Current treatments could benefit from reduced toxicities and from improvements in duration of remission, disease-free survival and quality of life as well as from reduced supportive care costs.	In patients whose tumors recur after treatment with trastuzumab (Herceptin), there is a significant need for alternative therapies that can halt the continued growth of the tumor and progression of cancer.	River blindness is a devastating parasitic disease predominantly found in Africa that is the second leading infectious cause of blindness.	Current antipsychotics for schizophrenia offer adequate symptom relief but often have significant side effects, including weight gain and cardiovascular and metabolic problems. The relief of negative symptoms and a reduction of cognitive defects remain important unmet needs.
This anti-CD22 antibody calicheamicin conjugate binds to the CD22 receptor expressed by B lymphocytes in the body. The complex then is internalized by the cell, releasing calicheamicin into the cell nucleus and inducing cell death.	It potentially is an irreversible inhibitor of erbB tyrosine kinases, including HER-2 and EGFR, which are implicated in cancer cell growth and division.	Moxidectin acts on the GABA-A receptor chloride channel complex to disrupt cell membranes in the parasite, ultimately leading to its paralysis and death.	5-HT2C agonists impact the activity of serotonin receptors in the brain and differentially modulate dopamine release in several key pathways relevant to schizophrenia.
Inotuzumab ozogamicin, combined with rituximab, has the potential to be the first completely targeted treatment for non-Hodgkin's lymphoma, resulting in increased efficacy and better safety.	Through an irreversible inhibition of erbB kinases, use of neratinib may result in the sustained suppression of associated pathways, thus inhibiting cancer cell proliferation.	Unlike current treatments that may have serious side effects or can only control the disease, it has a unique mechanism of action that may result in complete elimination of the parasite in endemic areas over time.	Vabicaserin potentially treats symptoms without the significant side effects associated with currently available antipsychotics.

Wyeth Vaccines

A World to Protect



The development of vaccines to prevent serious disease is an extraordinary story of medical achievement – one in which Wyeth has played a critical role for more than 100 years. Today, the Company is helping to usher in a new era of vaccine innovation by focusing sharply on its biggest challenge yet – saving the lives of the 1.5 million children and adults who die each year from pneumococcal disease.

Wyeth's pneumococcal conjugate vaccine – *Prevnar* – introduced in 2000, has become the global industry standard in pneumococcal disease prevention and has helped redefine the industry in the process. Since the launch of *Prevnar* (marketed as *Prevenar* outside the United States), millions of cases of pneumococcal disease have been averted and thousands of lives saved. In this special report, you will see the faces of some of the children *Prevnar* has helped protect and learn about the scientific advances that have made this extremely complex biologic product a reality.

For Wyeth, all of this is just the beginning because there still is a world to protect.

A significant proportion of illness, disability and death in African children can be averted through vaccination against pneumococcal disease, a leading killer of young children in developing countries.

A Legacy of Achievement in Preventing Disease

The significant impact of Wyeth's vaccines – and those of its predecessor companies Lederle Laboratories and Praxis Biologics – dates back more than a century. In the early 1900s, the Company was involved in the commercial production of smallpox vaccine. It later launched *Dryvax*, a highly advanced version of the vaccine, and revolutionized smallpox vaccine delivery with the introduction of the bifurcated needle. These contributions helped lead to the worldwide eradication of this devastating disease. In 1906, Lederle became a major supplier of the diphtheria antitoxin and later introduced the first combined vaccine for preventing diphtheria, pertussis and tetanus. Lederle also produced more than 600 million doses of the first live trivalent oral poliovirus vaccine, substantially contributing to the 1994 eradication of polio in the Americas.

As vaccine research and development took exciting new directions through emerging knowledge about viral and bacterial diseases, Wyeth continued to press forward. Even as many others abandoned vaccine research, Wyeth remained on the leading edge in vaccine development. In fact, says Jim Connolly, who heads the Company's Global Vaccines business unit, "Wyeth has played a leading role in the introduction of some of the most significant vaccine advances over the last century, and our commitment and excitement about vaccines today are stronger than ever."



"One of my first jobs after coming here from Russia was with the pneumococcal program at Praxis Biologics, which later became part of Lederle and then Wyeth. Our goal was to create a vaccine that would work in infants by boosting their immune response. Applying our knowledge to create such a complex vaccine and make it effective — that was the challenge. Not many people are lucky enough to work on such a project, to actually see what a vaccine like this can do and then help bring it to the populations that need it most. That's very special."

Maya Koster, Principal Research Scientist, Pharma R&D, Vaccines, and recipient, National Medal of Technology for *Prevnar*



Streptococcus pneumoniae bacteria, magnified 25,000 times, is the pathogen responsible for infections such as bacteremia, sepsis and meningitis as well as middle ear infections and pneumonia. Most at risk are young infants and older adults.



Wyeth's *Meningitec*, a vaccine against meningitis C, was introduced in the United Kingdom when the country saw an alarming spike in cases, especially in adolescents and young adults.

Creating Conjugate Vaccines

In 1989, Wyeth's use of novel conjugation technologies led to the introduction of groundbreaking vaccines, ones that were effective in young children, offered longer protection and reduced the rates of disease transmission. In many bacterial diseases, the bacterium expresses a surface coat composed of characteristic polysaccharides, which are long-linked sugar molecules. Using conjugation technology, Wyeth scientists linked these polysaccharides to a specific protein called CRM_{197} – a non-toxic variant of diphtheria toxin. Doing so produced vaccines that boosted the body's immune response and immune memory, even in very young infants. Three innovative Wyeth conjugate vaccines resulted from this technological breakthrough. The first conjugate vaccine, *HibTITER*, targeted a bacterium called *Haemophilus influenzae* type b (Hib), thus helping to protect young infants from resulting infections that could lead to severe meningitis, an inflammation of the membranes surrounding the brain and spinal cord. A second vaccine, *Meningitec*, targets the meningococcal group C bacterium. This vaccine made a significant contribution to public health in the late 1990s, when the United Kingdom experienced an

"Wyeth has played a leading role in the introduction of some of the most significant vaccine advances over the last century, and our commitment and excitement about vaccines today are stronger than ever."

alarming increase in group C meningitis. After its 1999 introduction in the United Kingdom, *Meningitec*, along with follow-on vaccines from other producers, led to the virtual elimination of the disease in that country.

The third vaccine – *Prevnar* – was launched in 2000 in the United States and now is available in 86 countries. *Prevnar* is the first and only pneumococcal polysaccharide-protein conjugate vaccine approved for routine use in infants and young children. As a result of the extraordinary health benefits it provides, *Prevnar* has become the global standard in pneumococcal disease prevention.

The vaccine focuses on the seven most prevalent pneumococcal serotypes that cause the majority of disease worldwide. These bacteria can cause severe invasive disease, including bacteremia, sepsis and meningitis as well as middle ear infections and pneumonia. Infants, children under the age of two and older adults are at highest risk because their immune systems are less capable of fighting the disease.

In recognition of the pioneering science employed by Wyeth in the development of *Prevnar* as well as its broad public health impact, a team of Wyeth scientists was awarded the 2005 National Medal of Technology – the highest honor the United States can bestow for technological achievement.



"Tracking of epidemiological trend data predicted a peak in incidence of meningitis C in the United Kingdom. In 1997, the British government had asked all vaccine suppliers to accelerate development of new vaccines. By November 1999, a national immunization campaign began with *Meningitec*, the only vaccine available for the disease during the critical winter peak months. *Meningitec* reduced infections by 76 percent, with an efficacy of 97 percent in adolescents. Today, thanks to an effective immunization program, meningitis C infections have been reduced dramatically in the United Kingdom."

Julie Willingham, Vaccines Group Product Manager, Wyeth U.K.

Prevnar Makes a Significant Impact on Public Health

Walter Orenstein, M.D., is a world-class infectious disease specialist who today is Associate Director of the Emory Vaccine Center. During his leadership of the Centers for Disease Control and Prevention (CDC) National Immunization Program, Dr. Orenstein was pivotal in recommending that *Prevnar* be included in the U.S. national immunization schedule.

"The health burden in the United States from pneumococcal disease in children was substantial at the time," Dr. Orenstein says. "You had bacteremia, meningitis and pneumonia. It also was clear that there was a substantial risk for young children and that the current pneumococcal polysaccharide vaccine was not effective in that group. We looked to pneumococcal conjugate vaccine for a new answer."

Jerome Klein, M.D., now professor of pediatrics at Boston University School of Medicine, was on the Data Safety Monitoring Committee for the Phase 3 trials of *Prevnar* conducted by Northern California Kaiser Permanente. "The committee broke

Thanks to Wyeth's *Prevnar*, millions of children are protected from the potentially devastating effects of serious pneumococcal disease.



the code when 17 cases of invasive pneumococcal disease were identified among children in the trials. It was extraordinary to recognize within seconds that every child who had received *Prevnar* had been protected and that the illness was confined only to those children who were not vaccinated." At the time of its approval, Dr. Klein deemed the vaccine "a big win for kids." He recalls, "As soon as *Prevnar* was available, pediatricians enthusiastically grabbed it. Its profile of efficacy and safety was very advantageous. Universal immunization soon was recommended."

Optimally, the vaccine is given in four doses. Dr. Klein explains: "You want to start as early as possible to capture disease in the very young. After the first dose at two months, you get a minimal antibody rise; at four months, an amplified rise; at six months, a great rise because the infant's immune system is more capable at this time. At 12-15 months, a booster is administered – to get another substantial rise of antibodies. This takes you through the period of major vulnerability."

David Perlstein, M.D., is Associate Medical Director and Ambulatory Pediatric Director at St. Barnabas Hospital in the Bronx, New York. The hospital, located in a neighborhood with explosive pediatric growth, receives more than 75,000 pediatric visits a year and has 45 pediatricians on staff. Dr. Perlstein remembers what his work was like before the vaccine.

Navajo children in the southwestern United States, at greater risk of invasive pneumococcal disease than most of the U.S. population, participated in the clinical trials that led to the introduction of *Prevnar.*



"Before *Prevnar*, we erred on the side of doing everything possible at the moment – including administering every kind of test and giving advanced antibiotics – because we knew the damage that invasive disease could do to our younger patients. Now our whole practice has been revolutionized. We watch and follow, especially when we know a child has received *Prevnar*. I can't remember the last time we had a positive finding of invasive disease due to *Streptococcus pneumoniae*."

The CDC recently reported that in 2005 there was a 98 percent reduction in invasive pneumococcal disease caused by the seven serotypes contained in *Prevnar* and a 77 percent reduction in overall invasive pneumococcal disease in children under age five in the United States. "A great deal of the history of infectious disease is tied to pneumococcal disease," says William Gruber, M.D., Vice President, Wyeth Vaccines Clinical Research. "Being in a position to see such a dramatic reduction in this disease is a wonderful history to be living."

Unexpected Benefit for Adults

What's more, there has been an unexpected benefit. "The kicker came from CDC and Kaiser Permanente data showing that invasive disease among non-immunized individuals also had been reduced," Dr. Klein notes. A reservoir of immunity led to the decreased spread of those diseases from infants to older siblings, parents and grandparents."

So adults are being protected as well. The CDC observed a 76 percent reduction in the incidence of vaccine serotype disease – especially pneumonia – among unvaccinated adults over age 50. With fewer cases of pneumococcal disease in the overall population, there are fewer chances of transmitting the disease to those over age 50 and especially to those over age 65 whose immune systems become less efficient. This remarkable phenomenon, known as "herd immunity," underscores the broad public health impact of the vaccine.

"What's unique about vaccines is that they have both an individual and a societal effect," says Peter Paradiso, Ph.D., head of Scientific Affairs for Wyeth Vaccines and a scientist who has worked on *Prevnar* for many years. "Vaccines don't just prevent disease in the individual, they also protect society. We saw their power years ago when mass polio vaccinations prevented an epidemic.

"Today," he continues, "*Prevnar* is the clearest example of a vaccine that has targeted and immunized a population that gets a disease and, at the same time, helps stop the spread of that disease to other cohorts. Indeed, in many ways, the societal benefit of *Prevnar* is bigger than its direct benefit."



"One of the nicest aspects of vaccine development is the almost immediate gratification that follows. You have a disease burden in a population, you introduce an effective vaccine and, in a few years, the disease burden is reduced substantially. You can see the impact very quickly. The concept of reducing or even eliminating serious illness and death in infected kids in only a few years is incredible."

Emilio Emini, Ph.D., Executive Vice President, Vaccine Research and Development, Wyeth Pharmaceuticals



"By including *Prevnar* in its national im [illegible]
the Mexican government has ensured [illegible]
be protected from a dangerous and [illegible]

Carlos Fabian Abelleyra, General Manager, Wyeth Mexico



Mexico: An Emerging Market Model

It is estimated that in Latin America, two children die of invasive pneumococcal disease every hour. In 2001, Mexico was among the first countries in Latin America – and the first emerging market in the world – to introduce *Prevnar*. Mexico will serve as an important model as the vaccine is introduced in other emerging markets.

Today, nearly 50 percent of all children in Mexico who should be vaccinated with *Prevnar* are receiving it – either at no cost through government hospitals and clinics or through the private sector. By the end of 2008, it is expected that coverage will reach nearly 100 percent. "All children born in 2008 will have the right to be taken to a government hospital and receive the vaccine," says Carlos Fabian Abelleyra, General Manager for Wyeth in Mexico. "This is a major achievement for Wyeth and a great benefit for the children of our country."

With the addition of *Prevnar* to Mexico's national immunization schedule in February 2008, the vaccine has forced a change in the paradigm of how vaccines are viewed. "Basically, this has caused the government to take a fresh look at how it allocates its health care dollars," Abelleyra says. "As you can imagine, in Mexico, as in many other countries, resources are limited, and the government must carefully choose its public health priorities. By including *Prevnar* in its national immunization program, the Mexican government has ensured that children will be protected from a dangerous and potentially deadly disease. It also has affirmed the importance and cost-effectiveness of prevention as a critical component of its national health strategy, as advanced vaccines like *Prevnar* benefit children and society – today and well into the future."



"To raise the profile of pneumococcal disease and the benefits of immunization, Wyeth worked with the Mexican government on a mass media campaign, the first ever in Mexico for a vaccine. That allowed us to foster awareness and create an environment that would facilitate the introduction of *Prevnar* on a universal basis."

Carlos Fabian Abelleyra, General Manager, Wyeth Mexico

Early on, the Mexican government created its own cost-benefit analyses for *Prevnar* and, as a result, decided to move from initial coverage in only the most at-risk populations – indigenous children in rural areas of the country – to universal coverage.

Feeling of Hope Emerges

Demóstenes Gómez Barreto, M.D., has been a pediatrician in Mexico City for the past 30 years. "I saw many cases of severe pneumonia, bacteremia and meningitis in my practice. So all of us who treated children understood the need for a vaccine like *Prevnar*," he says.

"We were very happy when it first was introduced in private practice because we finally could protect some of our own patients. But we were even happier," he adds, "when the government started its own vaccination program in groups of high-risk children."

Today, Dr. Gómez Barreto believes *Prevnar* is covering most of the serotypes that can cause disease in the country and is showing a strong efficacy rate.

"Our hope," he says, "is that the most positive impact will be seen in villages around the country, where a campaign to vaccinate every child is taking place to reduce mortality rates in these rural areas that have limited access to health care services."

A Vaccine for the Developing World

Today, even with all the advances that *Prevnar* has made, pneumococcal disease still kills more children than any other illness – more than AIDS, malaria and measles combined. Yet only a small percentage of children in the world at greatest risk of dying from the disease are getting the vaccine. Starting this year, that picture is expected to begin to change.

Wyeth's goal is to work with the international health community to make *Prevnar* available to the poorest countries in the world as quickly as possible. Thirty-four countries with per capita incomes under $1,000 already have indicated an interest in introducing pneumococcal vaccines by 2010. These countries account for more than a third of all the childhood pneumococcal deaths worldwide. The most interest has come from Africa, which has the highest incidence of pneumococcal disease.

Global Impact

- **Countries where *Prevnar* currently is available**
- **Countries where *Prevnar* also is on their national immunization schedule**



Orin Levine, Ph.D., an associate professor at The Johns Hopkins University Bloomberg School of Public Health, leads the effort to create a bridge to the developing world for pneumococcal vaccines. As Executive Director of PneumoADIP, a project supported by the GAVI Alliance – a unique public/private partnership of which Wyeth is a member – he is focused on getting these vaccines to every child who can benefit.

Dr. Levine says, "Even though many people haven't heard of it, pneumococcal disease is the leading vaccine-preventable cause of death worldwide. More than 90 percent of those deaths occur in developing countries. So if we want to change the world – as we do – then we need to use these vaccines in the countries where children need them the most."



"I believe that rough roads lead to the top and that there is no substitute for hard work. That's why I'm proud to be part of the Pearl River team that helps produce *Prevnar*. What a great feeling to know the vaccine we're producing helps save the lives of babies around the world."

Ernie M. Skinner, Aseptic Set-up Worker, Wyeth Vaccines, Pearl River, New York

In addition to GAVI, a novel funding mechanism called the Advance Market Commitments (AMC) is seeking to help ensure that needed vaccines will be taken up by developing countries. Designed to create predictable markets in poorer countries for future vaccines, the AMC was launched in February 2007, with donors pledging $1.5 billion to support next-generation pneumococcal vaccines. The AMC goal is to guarantee a market for vaccines from producers at steeply discounted prices and then get those vaccines to countries in need.

"We expect pneumococcal vaccines to begin saving lives in developing countries in 2008," Dr. Levine concludes. "We also expect the impact of *Prevnar* to be substantial. We should get on with using it now and have that experience serve as a base for an expanded vaccine. If we can show good results early, we can sustain political support and financing. Success requires that industry and the public sector demonstrate they can come together, deliver the vaccine and measure its health impact."

Manufacturing One of the Most Complex Biotech Products Ever

Until the advent of vaccines like *Prevnar*, vaccine production often involved growing bacteria, adding certain components to either kill or weaken those bacteria, then filtering and packaging the result. Advanced conjugate vaccines like *Prevnar* are changing all that. "Now we're using more biotechnology," says David Zisa, Vice President, Vaccines Product Supply. "We're expressing components of bacteria, then performing biochemical rearrangements or restructuring to actually make the vaccine work."

Among other complex production processes, the carrier protein that gives *Prevnar* some of its special characteristics is grown at Wyeth's Sanford, North Carolina, manufacturing facility, where the key focus is quality control, increased productivity and efficiency.

The result, at least for *Prevnar* and for a next-generation Wyeth vaccine that will cover 13 different pneumococcal strains,



is increased complexity, longer cycle times and higher costs. "*Prevnar* is among the most complex biotech or biologic products ever made," says Michael Kamarck, Ph.D., Executive Vice President, Wyeth Technical Operations and Product Supply. "It's a combination vaccine that contains seven glycoconjugates – or seven different vaccines in one. It combines, or conjugates, the seven different polysaccharides or sugars found on the cell coats of each of seven different bacterial strains in the vaccine with a carrier protein that enhances their effect."

Dr. Kamarck further explains: "At a modern facility in Pearl River, New York, in a series of fermentation tanks (with separate tanks for each different strain), we start by growing bacteria using a mixture of nutrients, all of which support the bacterial growth. Then we kill the bacteria by adding chemicals that disrupt the cells. After that, we take the cell coatings that largely are polysaccharides and separate them from other bacterial debris." A series of steps in a rigorous purification process follows to isolate the polysaccharide intermediates.

Carrier Protein Is Key

The carrier protein that gives *Prevnar* its special ability to be identified by an infant's immature immune system and that enhances immune memory also must be grown, a process that takes place at the Company's Sanford, North Carolina, facility. That protein – CRM_{197} – is isolated from the *Corynebacterium diphtheriae* bacterium, grown in large quantities, then separated from the bacterium and purified.

The purified polysaccharides for each strain in *Prevnar* are chemically activated and then linked with the carrier protein through another biochemical process. Each of the seven resulting glycoconjugates is purified. All along the way, quality control tests are used to make sure batches are consistent and remain sterile.

Finally, the seven glycoconjugates are combined using aluminum phosphate to complete the formulation. The final formulated bulk vaccine is filled into syringes and packaged at a number of sites in the United States and Europe for distribution around the world. There are some 1,000 controls in place to ensure quality and safety during production. The manufacturing complexity is unprecedented because 15 individual components are required for *Prevnar*.

To ensure that production facilities can meet the growing demand for *Prevnar*, Wyeth has invested hundreds of millions of dollars in new facilities and capital improvements.

Creating the next-generation pneumococcal vaccine – a 13-valent formulation – will require even more resources, including a new



"Our people are using their technical skills to increase output at our facilities so that we get *Prevnar* to more and more kids. What really motivates people is that they're delivering a life-saving product. Everywhere you go in Pearl River, Collegeville and Sanford, you see pictures of babies — the babies we're trying to save. Actually, it's almost too easy to be a manager in an environment where you're working to save kids' lives. It just doesn't get any better than this."

David Zisa, Vice President,
Vaccines Product Supply, Wyeth

"*Prevnar* is among the most complex biotech or biologic products ever made. It's a combination vaccine that contains seven glycoconjugates – or seven different vaccines in one."

process development facility in Sanford costing $200 million as well as investment of nearly $1 billion at other Wyeth sites in Andover, Massachusetts; Pearl River, New York; and Grange Castle, Ireland.

"We'll almost be doubling the complexity of the vaccine," Dr. Kamarck says. "There will be 27 discrete steps for analytical assessments. Our job is to manufacture it perfectly."

No wonder employees at all the Wyeth facilities involved are "absolutely inspired by it," Dr. Kamarck says. Process improvements have tripled the output of existing plants in the past four years. And, over the next decade, Wyeth is looking for further increases in manufacturing capacity.

Creating a New Generation of Vaccines to Address Global Concerns

Today, Wyeth R&D is focusing on the next generation of significant vaccine advances – both to prevent disease and to be used therapeutically to treat illnesses.

The Company's pipeline includes: *Prevnar 13*, a 13-valent vaccine to prevent pneumococcal disease in infants and children as

Aboriginal children and adults in Australia are among the higher-risk groups expected to benefit greatly from *Prevnar 13*, Wyeth's next-generation 13-valent pneumococcal conjugate vaccine.





well as adults; a vaccine that targets a bacterium that causes significant numbers of meningitis and bloodstream infections for which no vaccine currently exists; a first-in-class vaccine – being developed in collaboration with Elan Corporation – to halt the progression of Alzheimer's disease; a vaccine for strep throat; and a vaccine for the staphylococcal infections that have increased significantly in both hospital and community settings.

Prevnar 13 Pediatric

The Company has a 13-valent pneumococcal conjugate vaccine in late-stage clinical development for use in infants and children. This vaccine – called *Prevnar 13* – adds protection for six additional serotypes to the seven already present in *Prevnar*, thus covering approximately 60 percent of the bacterial strains responsible for the remaining pneumococcal disease.

Included among those are serotype 19A infections, which have been on the rise and are responsible for an increasing proportion of antibiotic-resistant disease. In addition, the vaccine includes serotypes prevalent in developing countries in Africa and Asia as well as in certain other high-risk populations, including Native Americans, Native Alaskans and aborigines in Australia.

Targeting serotypes that have begun to replace the seven original strains, sooner rather than later, is an important part of the *Prevnar 13* Pediatric vaccine strategy. "The CDC is on record that 19A is the most important emerging serotype in the post-*Prevnar* era in the United States," says Wyeth's Dr. Gruber. "Two trials – one in Israel and the other in Alaska – are designed to make the case that our vaccine works to protect against this serotype."

The trial in Israel will examine how the six additional serotypes in the 13-valent vaccine will affect colonization by emerging pneumococcal serotypes. With regard to Alaska, Dr. Gruber says: "19A has emerged as a very important cause of invasive pneumococcal disease in Native Alaskan infants and children and may serve as a sentinel for what we might expect to see over time in the population at large," Dr. Gruber says. "So, in addition to potentially improving protection in this vulnerable population as part of the trial there, we will be better able to predict the global impact of the 13-valent vaccine in reducing disease."

"The objective of our 13-valent pediatric pneumococcal conjugate vaccine program is to develop the most complete vaccine available for the global prevention of pneumococcal disease and pneumococcal otitis media," says Wyeth's Emilio Emini, Ph.D., Executive Vice President, Vaccine Research and Development. Planned for regulatory submission in 2009, the program now is in Phase 3 clinical development.



"The development program for *Prevnar 13* Pediatric is one of the most complex and challenging ever attempted since, in principle, you're dealing with 13 separate vaccines. As a result, the unprecedented efforts by our internal teams are nothing short of heroic. For example, hundreds of thousands of tests are expected to be completed over the next year alone to assess protective immune responses as well as to demonstrate that this vaccine doesn't interfere with other childhood vaccines."

Kathrin Jansen, Ph.D., Senior Vice President, Early Phase Programs, Wyeth Vaccine Research

Opposite page: Children in Kenya will be among the many who will benefit as millions of doses of *Prevnar* are provided to countries in Latin America, Africa and Asia.

Prevnar 13 Adult

While *Prevnar* has provided herd immunity to older adults in many countries by reducing the reservoir of communicable disease that can be spread, pneumococcal disease in adults still remains a major health burden. Death rates from pneumococcal disease in adults between age 50 and age 64 are 10 times higher than those for one-year-old infants. And for adults over age 65, death rates increase to 27 times greater than for one-year-olds.

"Currently, there is a 23-valent, free-polysaccharide pneumococcal vaccine available for adults ages 65 and older," Dr. Emini says. "However," he explains, "within five years of administration, the efficacy of this vaccine declines. And the vaccine cannot be used to substantially boost the immune response once an initial dose is administered.



"The development of conjugate vaccines is a tremendous story about medical as well as public health advances. After all, worldwide, the death rate for pneumococcal disease is about 1 million children a year. With broader application of a 13-valent conjugate pneumococcal vaccine, there is the possibility of preventing up to 750,000 deaths a year. The opportunity is real."

William Gruber, M.D., Vice President, Wyeth Vaccines Clinical Research

Dr. Gruber says: "We expect that Wyeth's *Prevnar 13* Adult will provide immunologic memory to permit boosting to maintain protective levels of antibody throughout adult life. These features of *Prevnar 13* Adult could extend the age of protection against pneumococcal disease and provide longer-term protection with repeated dosing or boosters.

"Another important objective for the vaccine is to protect the elderly against community-acquired pneumococcal pneumonia, a leading killer of older adults," Dr. Gruber adds.

Notes Wyeth's Connolly, "The adult vaccine has the opportunity to transform and reshape the adult pneumococcal area the same way *Prevnar* continues to transform pediatric pneumococcal disease." The adult clinical program is in Phase 3 trials with regulatory filings expected to begin early in 2010.

Meningococcal B Vaccine

Next in Wyeth's pipeline is a vaccine targeting meningococcus group B, which is an important cause of meningitis and bloodstream infections in very young children and adolescents and for which no vaccine currently is available. In the United States, a third of all meningitis cases caused by meningococci are the result of meningococcus group B; in Europe, almost two-thirds of the illness is caused by group B.

The disease is devastating and has mortality rates of 10 percent, with 20 percent of those who survive often suffering severe consequences of the disease, including limb loss and brain damage. "Parents and physicians alike are frightened by this disease. It can kill in just 24 to 48 hours," says Kathrin Jansen, Ph.D., Senior Vice President, Early Phase Programs, Wyeth Vaccine Research.

Currently in Phase 1 and Phase 2 clinical trials, Wyeth's vaccine works by targeting a surface protein that covers almost all the meningococcus group B strains, eliciting antibodies that kill the bacteria. "Our researchers were hunting for a cross-protective antibody response and discovered a lipoprotein that showed the desired traits," Dr. Jansen adds. "More than 1,000 different strains were evaluated to make sure there was enough lipoprotein target on the surface of the cell so that antibodies made by the vaccine could efficiently kill the bacteria. The bacterium seems to actually need this protein so we believe we have found the right target."

Alzheimer's Vaccine

Alzheimer's disease affects some 15 million people worldwide. Wyeth and its partner, Elan Corporation, are engaged in Phase 3 trials for a so-called "passive immunization" approach to attack Alzheimer's disease, based on providing monoclonal antibodies to a patient.

In addition, an "active immunization" approach – based on the body's production of antibodies in response to the presence of an antigen – also is being developed.

This Wyeth and Elan vaccine – ACC-101 – uses peptide fragments of the beta-amyloid protein conjugated to a protein carrier to elicit an immune response against beta-amyloid plaques present in the brains of Alzheimer's patients. It is hoped that the immune response will clear the plaques, thereby stopping progression of the disease or preventing the plaques' initial deposit. The vaccine currently is in Phase 2 trials after demonstrating in mouse models that immunization using the vaccine could prevent memory loss. "This would be one of the first examples of a therapeutic rather than a preventative vaccine," Dr. Jansen observes.

***Staphylococcus Aureus* Vaccine**

Staphylococcus aureus is the leading cause of hospital-acquired infections – more than a half million cases annually – in the United States. In addition, there has been an alarming increase of methicillin-resistant *S. aureus* or MSRA. *S. aureus* can cause large boil-like lesions, pneumonia, bloodstream infections and even death.

A vaccine to address these infections is in development at Wyeth. This vaccine includes a bacterial surface component. "While the antibodies generated from the immune system in response to the vaccine can't kill the bacteria directly, they coat the bacteria and act in concert with immune components in the blood to gobble up these complexes and destroy the bacteria in the process," Dr. Jansen says.



"As we have seen an increase in the overall public health impact of *Prevnar,* the cost-effectiveness of this complex vaccine becomes even clearer. The need now is to broaden into emerging markets like Mexico and other countries with about 70 million new births each year and to implement an affordable and sustainable plan for the vaccine's use in the developing world."

Jim Connolly, Executive Vice President and General Manager, Wyeth Vaccines

Group A Strep Vaccine

While the major burden of group A streptococcus (GAS) infection is strep throat, with more than 600 million cases a year, untreated or unrecognized GAS infection can result in acute rheumatic fever, a disease that is the most common cause of acquired heart disease in children and adults worldwide. A multi-component vaccine that seeks to prevent GAS infections in young children is in early development.

A large team of scientists at Wyeth works on the Company's vaccine R&D projects. "We ask a lot from our scientists these days, but our people are willing to work more and go the extra mile," Dr. Jansen says proudly. "There is incredible enthusiasm to bring these programs to the finish line."

Redefining the Possible

As head of Wyeth's commercial vaccine business, Jim Connolly spends a good part of his time looking at new opportunities for what already is one of the Company's main drivers of growth while also planning for the introduction of new vaccines. He knows that "the market will pay for innovation but not for mediocrity."

Says Connolly, "I believe the success we have achieved with *Prevnar* is a direct reflection of the extraordinary value and public health impact of the vaccine. *Prevnar* has redefined the possible when it comes to meeting significant unmet medical needs on a large scale. As we look ahead, we will have other assets – advanced vaccines – that could make a dramatic impact in parts of the world where most of the deaths from invasive disease are occurring. We will do all we can to make these vaccines available and to do it in a sustainable and affordable way. The key is finding the narrow pathway that meets the needs of our stockholders and the needs of the countries – and the people – who can benefit most. I know we will be able to do that. We simply must. It's at the heart of Wyeth's mission – to lead the way to a healthier world – and we take that mission very seriously." ■

"It's at the heart of Wyeth's mission – to lead the way to a healthier world – and we take that mission very seriously."

Wyeth's new 13-valent vaccine – *Prevnar 13* – now is being developed to more fully address invasive pneumococcal disease in vulnerable populations, including infants and children as well as older adults.



SELECTED FINANCIAL DATA

(Dollar amounts in thousands except per share amounts)

Year Ended December 31,	2007	2006	2005	2004
Net revenue	**$22,399,798**	$20,350,655	$18,755,790	$17,358,028
Research and development expenses	**3,256,785**	3,109,060	2,749,390	2,460,610
Net income	**4,615,960**	4,196,706	3,656,298	1,233,997
Diluted earnings per share	**3.38**	3.08	2.70	0.91
Dividends per common share	**1.06**	1.01	0.94	0.92
Capital expenditures	**1,390,668**	1,289,784	1,081,291	1,255,275
Total assets	**$42,717,282**	$36,478,715	$35,841,126	$33,629,704
Number of employees at year end	**50,527**	50,060	49,732	51,401
Wages and salaries	**$ 3,765,604**	$ 3,488,510	$ 3,434,476	$ 3,280,328

COMPANY DATA BY REPORTABLE SEGMENT

(In millions)

Year Ended December 31,	2007	2006	2005	2004
Net Revenue from Customers				
Pharmaceuticals	**$18,622.0**	$16,884.2	$15,321.1	$13,964.1
Consumer Healthcare	**2,736.1**	2,530.2	2,553.9	2,557.4
Animal Health	**1,041.7**	936.3	880.8	836.5
Consolidated total	**$22,399.8**	$20,350.7	$18,755.8	$17,358.0
Income (Loss) before Income Taxes				
Pharmaceuticals	**$ 6,164.5**	$ 5,186.4	$ 4,544.9	$ 4,040.1
Consumer Healthcare	**519.2**	516.2	574.3	578.6
Animal Health	**194.1**	163.7	139.4	134.8
Corporate	**(421.1)**	(436.4)	(478.0)	(4,883.3)
Consolidated total	**$ 6,456.7**	$ 5,429.9	$ 4,780.6	$ (129.8)
Depreciation and Amortization Expense				
Pharmaceuticals	**$ 800.5**	$ 719.9	$ 682.0	$ 529.5
Consumer Healthcare	**35.1**	20.0	40.8	45.7
Animal Health	**32.6**	32.7	30.3	29.9
Corporate	**50.5**	30.4	33.8	17.3
Consolidated total	**$ 918.7**	$ 803.0	$ 786.9	$ 622.4
Expenditures for Long-Lived Assets				
Pharmaceuticals	**$ 1,410.6**	$ 1,228.3	$ 1,077.9	$ 1,226.5
Consumer Healthcare	**72.2**	35.3	28.4	33.2
Animal Health	**42.4**	37.2	45.0	40.0
Corporate	**84.5**	72.0	47.1	83.4
Consolidated total	**$ 1,609.7**	$ 1,372.8	$ 1,198.4	$ 1,383.1
Total Assets at December 31,				
Pharmaceuticals	**$18,814.9**	$17,171.6	$15,770.2	$15,771.2
Consumer Healthcare	**1,833.4**	1,492.9	1,463.2	1,701.4
Animal Health	**1,569.4**	1,430.0	1,326.7	1,340.9
Corporate	**20,499.6**	16,384.2	17,281.0	14,816.2
Consolidated total	**$42,717.3**	$36,478.7	$35,841.1	$33,629.7

Worldwide Net Revenue by Product

(In millions)

	2007	2006	2005	2004
Pharmaceuticals				
Effexor	**$ 3,793.9**	$ 3,722.1	$ 3,458.8	$ 3,347.4
Prevnar	**2,439.1**	1,961.3	1,508.3	1,053.6
Enbrel	**2,044.6**	1,499.6	1,083.7	680.0
Protonix	**1,911.2**	1,795.0	1,684.9	1,590.6
Nutrition	**1,443.0**	1,200.8	1,040.9	943.3
Zosyn/Tazocin	**1,137.2**	972.0	891.6	760.3
Premarin family	**1,055.3**	1,050.9	908.9	880.2
Oral contraceptives	**433.9**	454.9	525.3	590.1
BeneFIX	**432.6**	357.6	343.3	301.5
Rapamune	**364.8**	336.9	300.2	259.0
rhBMP-2	**358.9**	308.0	236.3	165.3
ReFacto	**334.9**	305.6	268.4	249.4
Tygacil	**137.9**	71.5	10.0	0.0
Zoton	**93.3**	130.8	375.7	447.7
Torisel	**26.6**	0.0	0.0	0.0
Alliance revenue	**1,294.2**	1,339.2	1,146.5	789.9
Other	**1,320.6**	1,378.0	1,538.3	1,905.8
Total Pharmaceuticals	**$18,622.0**	$16,884.2	$15,321.1	$13,964.1
Consumer Healthcare				
Centrum	**$ 704.9**	$ 657.1	$ 634.0	$ 616.6
Advil	**684.1**	620.2	514.0	490.4
Caltrate	**225.9**	195.1	189.2	179.0
Robitussin	**220.3**	225.5	253.2	237.9
ChapStick	**139.7**	127.9	134.4	123.2
Preparation H	**109.7**	103.1	104.8	102.3
Advil Cold & Sinus	**73.7**	61.0	122.4	129.7
Dimetapp	**72.6**	81.7	80.4	87.8
Alavert	**56.0**	49.8	49.5	56.0
Other	**449.2**	408.8	472.0	534.5
Total Consumer Healthcare	**$ 2,736.1**	$ 2,530.2	$ 2,553.9	$ 2,557.4
Animal Health				
Livestock products	**$ 452.4**	$ 405.5	$ 377.2	$ 351.0
Companion animal products	**317.9**	283.9	257.8	252.6
Equine products	**145.3**	135.5	138.2	138.2
Poultry products	**126.1**	111.4	107.6	94.7
Total Animal Health	**$ 1,041.7**	$ 936.3	$ 880.8	$ 836.5

Directors and Officers

Board of Directors

Robert Essner [1]
Chairman

Bernard Poussot [1]
President and
Chief Executive Officer

Robert M. Amen [2, 3, 12]
Chairman and
Chief Executive Officer
International Flavors
& Fragrances Inc.

John D. Feerick [2, 5]
Professor of Law
Fordham University School
of Law

Frances D. Fergusson, Ph.D. [4, 5, 6]
President Emeritus
Vassar College

Victor F. Ganzi [1, 2, 3, 12]
President and
Chief Executive Officer
The Hearst Corporation

Robert Langer, Sc.D. [4, 5, 6]
Institute Professor
Massachusetts Institute
of Technology

John P. Mascotte [1, 2, 3, 5, 12]
Retired President and
Chief Executive Officer
Blue Cross and Blue Shield
of Kansas City, Inc.

Raymond J. McGuire [4, 5]
Co-Head, Global
Investment Banking
Citi

Mary Lake Polan, M.D., Ph.D., M.P.H. [4, 5, 6]
Professor and Chair Emeritus
Department of Obstetrics
and Gynecology
Stanford University School
of Medicine

Gary L. Rogers [2, 3]
Former Vice Chairman
General Electric Company

John R. Torell III [2, 4]
Partner
Core Capital Group, LLC

Principal Corporate Officers

Robert Essner
Chairman

Bernard Poussot [7, 8, 9, 10, 11]
President and
Chief Executive Officer

Timothy P. Cost [7, 8, 9]
Senior Vice President,
Corporate Affairs

Thomas Hofstaetter, Ph.D. [7, 9]
Senior Vice President –
Corporate Business
Development

Joseph M. Mahady [7, 8, 9, 10]
Senior Vice President

Gregory Norden [7, 8, 9, 10, 11]
Senior Vice President and
Chief Financial Officer

Denise M. Peppard [7, 8, 9, 10, 11]
Senior Vice President –
Human Resources

Marily H. Rhudy [7, 8, 9]
Senior Vice President –
Public Affairs

Robert R. Ruffolo, Jr., Ph.D. [7, 8, 9, 10]
Senior Vice President

Lawrence V. Stein [7, 8, 9, 10, 11]
Senior Vice President and
General Counsel

Ulf Wiinberg [7, 9]
Senior Vice President

Mary Katherine Wold [9, 10, 11]
Senior Vice President –
Finance

Andrew F. Davidson
Vice President –
Internal Audit

Douglas A. Dworkin [8]
Vice President and
Deputy General Counsel

Leo C. Jardot
Vice President –
Government Relations

Paul J. Jones [8, 9]
Vice President and
Controller

Jeffrey E. Keisling
Vice President –
Corporate Information
Services and
Chief Information Officer

John C. Kelly
Vice President –
Finance Operations

Eileen M. Lach [8]
Vice President,
Corporate Secretary and
Associate General Counsel

David A. Manspeizer [8]
Vice President –
Intellectual Property and
Associate General Counsel

James J. Pohlman
Vice President –
Corporate Strategic Initiatives

Steven A. Tasher [8]
Vice President and
Associate General Counsel

Justin R. Victoria [8, 9]
Vice President –
Investor Relations

Robert E. Landry, Jr. [11]
Treasurer

Principal Division and Subsidiary Officers

Wyeth Pharmaceuticals
Joseph M. Mahady [7, 8, 9, 10]
President

Wyeth Pharmaceuticals – Asia/Pacific and Nutritionals
Mark M. Larsen [9]
President

Wyeth Pharmaceuticals – EMEA/Canada and BioPharma
Ulf Wiinberg [7, 9]
President

Wyeth Pharmaceuticals – Latin America
Eduardo G. Nieto [9]
President

Wyeth Pharmaceuticals – Technical Operations and Product Supply
Charles A. Portwood [7, 8, 9]
President

Wyeth Pharmaceuticals – U.S. Pharmaceuticals and Women's Health Care
Geno J. Germano [7, 9]
President

Wyeth Research
Robert R. Ruffolo, Jr., Ph.D. [7, 8, 9, 10]
President

Fort Dodge Animal Health
Richard R. DeLuca, Jr. [7, 8, 9, 10]
President

Wyeth Consumer Healthcare
Cavan M. Redmond [7, 8, 9, 10]
President

Wyeth Consumer Healthcare – United States – and Global New Business
Douglas A. Rogers [9]
President

Wyeth Consumer Healthcare – International
Etienne N. Attar [9]
President

---

1 Executive Committee
2 Audit Committee
3 Compensation and Benefits Committee
4 Corporate Issues Committee
5 Nominating and Governance Committee
6 Science and Technology Committee
7 Management Committee
8 Law/Regulatory Review Committee
9 Operations Committee
10 Human Resources and Benefits Committee
11 Retirement Committee
12 Designated to be a "Financial Expert" as defined in applicable SEC rules

Wyeth Worldwide

Pharmaceuticals

Affiliate & General Manager

John Wyeth and Brother Ltd.
(United Kingdom)
Palle H. Christensen

Wyeth Pharma GmbH
(Germany)
Andreas Krebs

Wyeth Pharmaceuticals France
(France)
Emmanuelle Quiles

Wyeth Lederle S.p.A.
(Italy)
Mathieu W. Simon, M.D.

Wyeth Farma S.A.
(Spain/Portugal)
Elvira Sanz

Wyeth K.K.
(Japan Region)
Susumu Kurata

Wyeth AB
(Nordic Region)
Vacant

Wyeth S.A. de C.V.
(Mexico)
Carlos Fabian Abelleyra

Wyeth Pharmaceutical Co., Ltd.
(China/Hong Kong)
Dr. Xiaobing Wu

Wyeth Australia Pty. Limited
(Australia/New Zealand)
Erica Mann

Wyeth Canada
(Canada)
Arnout Ploos van Amstel

Wyeth Philippines, Inc.
(Philippines)
Andrew Ericson L. Santos

Wyeth Pharmaceuticals FZ-LLC
(Middle East/North Africa)
Joseph Henein

Wyeth Pharmaceuticals B.V.
(Netherlands)
Edward Lysen

Wyeth-Lederle Pharma GmbH
(Austria/CEE Region)
Mark Heselton

Consumer Healthcare

Affiliate & General Manager

Wyeth Consumer Healthcare Inc.
(Canada)
Suneet Varma

Wyeth Consumer Healthcare S.p.A.
(Italy)
Massimo Gallo

Whitehall-Much GmbH
(Germany)
Frank Kube

Wyeth Pharmaceutical Co., Ltd.
(China)
John Chou

Wyeth Consumer Healthcare
(Eastern and Central Europe/Commonwealth of Independent States/Middle East/Africa/Balkans)
Luciano de'Portu

Whitehall Laboratories Limited
(England/Ireland)
John R. Smith

Wyeth Consumer Healthcare Pty. Ltd.
(Australia)
Allan R. Franz

Wyeth S.A. de C.V.
(Mexico)
Arturo Sanchez

Wyeth Consumer Healthcare Ltd. (Colombia Branch)
(Colombia)
Camilo Tedde

Wyeth Sante Familiale
(France)
Faissal Tahiri

Wyeth Philippines, Inc.
(Philippines)
Edgardo B. Mendoza

Wyeth Industria Farmaceutica Ltda.
(Brazil)
Carlos Cesar Sampaio

Wyeth Taiwan Corporation
(Taiwan)
Jessica Yeh

Wyeth Consumer Healthcare Ltd. (Puerto Rico Branch)
(Puerto Rico/Caribbean)
Alberto R. Fernandez-Comas

Wyeth South Africa (Proprietary) Ltd.
(South Africa)
Luciano de'Portu

Animal Health

Regional Managers

Brent A. Standridge
Senior Vice President – North America Sales and Marketing

Luis F. Andrade
Senior Vice President and Managing Director, Latin America, Japan, and Global Poultry

Rob Barclay
Senior Vice President and Managing Director, Asia/Pacific

Ugo Cosentino
Vice President and Managing Director, Europe and Emerging Markets

Corporate Data

Executive Offices

Wyeth
Five Giralda Farms
Madison, NJ 07940
(973) 660-5000

www.wyeth.com

Stock Trading Information

Wyeth stock is listed on the New York Stock Exchange (ticker symbol: WYE).

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Annual Meeting

The Annual Meeting of Stockholders will be held on Thursday, April 24, 2008 at the Hyatt Morristown in Morristown, New Jersey.

Stockholder Account Information

The Bank of New York Mellon is the transfer agent, registrar, dividend disbursing agent and dividend reinvestment agent for the Company. Stockholders of record with questions about lost certificates, lost or missing dividend checks, or notification of change of address should contact:

Wyeth
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

(800) 565-2067
(Inside the United States and Canada)

(201) 680-6578
(Outside the United States and Canada)

For the hearing impaired:
(800) 231-5469 (TDD)

Internet address:
www.bnymellon.com/shareowner/isd

BuyDIRECT Stock Purchase and Sale Plan

The BuyDIRECT plan provides stockholders of record and new investors with a convenient way to make cash purchases of the Company's common stock and to automatically reinvest dividends. Inquiries should be directed to The Bank of New York Mellon.

Reports Available

The Company's 2007 Annual Report on Form 10-K and all Company filings with the Securities and Exchange Commission can be accessed on our Web site at www.wyeth.com. Alternatively, a printed copy of the Company's 2007 Annual Report on Form 10-K and other Company filings may be obtained by any stockholder without charge through Wyeth by calling (877) 552-4744.

Equal Employment Opportunity

Our established affirmative action and equal employment programs demonstrate our long-standing commitment to provide job and promotional opportunities for all qualified persons regardless of age, color, disability, national origin, race, religion, sex, sexual orientation or status as a veteran.

Environment, Health and Safety

Information on the Company's environmental, health and safety (EHS) performance and its EHS Policy is available on the Web at http://www.wyeth.com/aboutwyeth/citizenship/ehs. EHS information also is included in *Corporate Citizenship 2006 – Living Our Values*, which is available on the Web at http://www.wyeth.com/aboutwyeth/citizenship. A copy of the EHS Policy may be obtained upon written request to:

Wyeth
Department of Environment, Health and Safety
Five Giralda Farms
Madison, NJ 07940

This paper is FSC (Forest Stewardship Council) certified from well-managed forests, controlled sources and recycled wood or fiber.



Corporate Citizenship

Corporate Citizenship 2006 – Living Our Values, a report describing the Company's efforts in the areas of governance, employee development, support for our communities, and protection of the environment and the health and safety of our employees, is available on the Web at http://www.wyeth.com/aboutwyeth/citizenship or via written request to:
Wyeth
Public Affairs
Five Giralda Farms
Madison, NJ 07940

Trademarks

Product designations appearing in differentiated type are trademarks. Trademarks for products that have not received final regulatory approval are subject to change.

Cautionary Statement

The information in this Annual Review is a summary and does not provide complete information; it should be considered along with the information contained in the Company's 2007 Financial Report, 2007 Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission.

This Annual Review includes forward-looking statements. All statements that are not historical facts are forward-looking statements. All forward-looking statements address matters involving numerous assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. In particular, the Company encourages the reader to review the risks and uncertainties described under the heading "Item 1A. RISK FACTORS" in the Company's 2007 Annual Report on Form 10-K. The forward-looking statements in this Annual Review are qualified by these risk factors. Accordingly, the Company cautions the reader not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made, and the Company undertakes no obligation to update or revise any of these statements, whether as a result of new information, future developments or otherwise.

Design: Arnold Saks Associates Major Photography: Mark Tuschman Text: Max J. Friedman

Selected Products from Wyeth

Wyeth Pharmaceuticals

Cardiovascular and Gastrointestinal

Protonix
Protonix I.V.
Zoton

Hemophilia

BeneFIX
ReFacto
Xyntha

Immunology and Oncology

Mylotarg
Neumega
Rapamune
Torisel

Infectious Disease

Tygacil
Zosyn/Tazocin

Inflammatory Disease

Enbrel *

Neuroscience

Effexor/Efexor
Effexor XR

Nutritionals

Nursoy
Progress
Progress Gold
Promil
Promil Gold
Promise
Promise Gold
S-26
S-26 Gold

Vaccines

Meningitec
Prevnar/Prevenar

Women's Health Care

Loette
Lybrel
Minesse
Premarin
Premarin Vaginal Cream
Premphase
Prempro/Premelle
Totelle

Wyeth Consumer Healthcare

Analgesics

Advil
Advil PM
Anadin
Robaxin
Spalt

Cough/Cold/Allergy

Advil Cold & Sinus
Alavert
Dimetapp
Robitussin

Nutritional Supplements

Caltrate
Centrum
Centrum Cardio
Centrum Select
Centrum Silver
Polase
Vitasprint B12

Other Products

Anbesol
ChapStick
FiberCon
Preparation H
Primatene

Fort Dodge Animal Health

Bronchi-Shield
Bursine
Calicivax
Cydectin
Duramune
Fel-O-Vax/Pentofel
Fluvac Innovator/Duvaxyn
LymeVax
Nolvasan
Polyflex
Poulvac
ProHeart/Guardian
ProMeris
Pyramid
Quest/Equest
Rabvac
Suvaxyn
Synovex
Telazol
ToDAY
ToMORROW
Torbugesic/Torbutrol
Triangle
West Nile-Innovator

* Co-promoted with Amgen Inc.


Enbrel
Tygacil
PREMPRO
Caltrate
Progress
ProMeris
for cats
Advil PM
LIQUI-GELS
Lybrel
Advil
LIQUI-GELS
Centrum
Centrum Cardio
ProMeris
for dogs

The above products are identified as trademarks used by Wyeth and its subsidiaries.

Wyeth

Five Giralda Farms
Madison, NJ 07940




Wyeth
Financial
Report
2007

Contents

On the Cover

Today, children in emerging markets like Mexico and in dozens of other countries around the world are benefiting from the extraordinary advances in disease prevention that have come from Wyeth Vaccines. Now Wyeth is hard at work developing next-generation vaccines to protect both children and adults.

Dear Stockholders:

Wyeth delivered a very strong financial performance in 2007, mainly driven by the fast growth of our biotechnology products *Enbrel* and *Prevnar*. We introduced new products – *Torisel* and *Lybrel* – and continued our rapid expansion into China, the Middle East and Latin America. Also, we expanded our aggressive cost-management efforts. As a result, we were able to produce record sales and earnings in 2007 and also were able to increase our dividend to stockholders. In addition, we implemented important leadership changes, effective in January 2008, that were well-planned and efficiently executed.

While we did not secure all expected new drug approvals in 2007, the recent approval of *Pristiq* for major depressive disorder and of *Xyntha* for hemophilia A points to our ability to execute on this front. To achieve sustained success, Wyeth Research is undertaking a number of breakthrough initiatives – strategies to address the challenges posed by an ever-changing regulatory and public health environment around the world. A key outcome of this project is to establish the differentiation of our product candidates to ensure a greater value proposition to key stakeholders: patients, physicians, payors and regulators.

The at-risk launch by a generic manufacturer of a generic version of Wyeth's proton pump inhibitor, *Protonix*, late in 2007 illustrates one of the important challenges faced by innovation-driven companies like our own. We introduced Project Impact, a corporate-wide initiative to adjust down our infrastructure and reduce our operating costs in response to loss of *Protonix* sales in 2008.

Our goal remains to protect and sustain our important investments in research – well illustrated by Wyeth's current projects in its fight against Alzheimer's disease. Research and development is the engine that drives our Company and poises us for great possibility – the opportunity to make an important difference in the health and well-being of people around the world.

This year, we again have divided our traditional Annual Report into two separate publications. The first is this Financial Report, which reviews the performance of our businesses during 2007. The second publication is an Annual Review that focuses on our current and future potential drivers of growth. In addition to a review of highlights from our late-stage drug development pipeline, this second publication features a special report on Wyeth's vaccines, including an in-depth look at *Prevnar*, the world's leading vaccine, and at the next generation of vaccines currently in development.

We hope the Annual Report will give you important insights into the strong franchises we have developed, the significant opportunities we have seized and the innovative Company we continue to build. In transforming Wyeth for the future, we believe we will find new and even better ways to add to that value and to make an even greater impact on the people we serve around the world.

Robert Essner
Chairman of the Board

Bernard Poussot
President and Chief Executive Officer

February 29, 2008

Ten-Year Selected Financial Data

(Dollar amounts in thousands except per share amounts) **Year Ended December 31,**	**2007**	**2006**	**2005**
Summary of Net Revenue and Earnings			
Net revenue[1]	**$22,399,798**	$20,350,655	$18,755,790
Income (loss) from continuing operations[1][2][3]	**4,615,960**	4,196,706	3,656,298
Diluted earnings (loss) per share from continuing operations[1][2][3]	**3.38**	3.08	2.70
Dividends per common share	**1.0600**	1.0100	0.9400
Year-End Financial Position			
Current assets[1][3]	**$22,983,598**	$17,514,241	$18,044,841
Current liabilities[1][3]	**7,324,279**	7,221,848	9,947,961
Total assets[1][3]	**42,717,282**	36,478,715	35,841,126
Long-term debt[1]	**11,492,881**	9,096,743	9,231,479
Average stockholders' equity	**16,431,645**	13,323,562	10,921,136
Outstanding Shares			
Weighted average common shares outstanding used for diluted earnings (loss) per share calculation (in thousands)	**1,374,342**	1,374,053	1,363,417
Employment Data[1]			
Number of employees at year end	**50,527**	50,060	49,732
Wages and salaries	**$ 3,765,604**	$ 3,488,510	$ 3,434,476
Benefits (including Social Security taxes)	**1,148,646**	1,042,749	1,022,538

(1) As a result of the sale of the Cyanamid Agricultural Products business on June 30, 2000, amounts for the years 1998 and 1999 were restated to reflect this business as a discontinued operation with the net assets of the discontinued business held for sale related to the Cyanamid Agricultural Products business included in current assets.

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of productivity initiatives and other significant items for the years ended December 31, 2007, 2006 and 2005.

(3) As a result of pre-tax charges of $4,500,000, $2,000,000, $1,400,000, $950,000, $7,500,000 and $4,750,000 in 2004, 2003, 2002, 2001, 2000 and 1999, respectively, related to the litigation brought against the Company regarding the use of the diet drugs Redux or Pondimin, *current liabilities increased substantially beginning in 1999 compared with prior years.*

In 2002, the Company sold 67,050,400 shares of Amgen Inc. (Amgen) common stock received in connection with Amgen's acquisition of Immunex Corporation for net proceeds of $3,250,753. The Company used a portion of these proceeds to pay down commercial paper and substantially reduce current liabilities. Additionally, the remaining 31,235,958 shares of Amgen common stock owned by the Company as of December 31, 2002 had a fair value of $1,509,947. The fair value of these shares as well as the proceeds from the shares sold in 2002 substantially increased total assets. In 2003, the Company completed the sale of the remaining 31,235,958 shares of its Amgen common stock holdings for net proceeds of $1,579,917.

2004	2003	2002	2001	2000	1999	1998
$17,358,028	$15,850,632	$14,584,035	$13,983,745	$13,081,334	$11,695,061	$11,101,100
1,233,997	2,051,192	4,447,205	2,285,294	(901,040)	(1,207,243)	2,152,344
0.91	1.54	3.33	1.72	(0.69)	(0.92)	1.61
0.9200	0.9200	0.9200	0.9200	0.9200	0.9050	0.8700
$14,438,029	$14,962,242	$11,605,699	$ 9,766,753	$10,180,811	$12,384,778	$10,698,188
8,535,542	8,429,510	5,485,506	7,257,181	9,742,059	6,480,383	3,478,119
33,629,704	31,031,922	26,042,592	22,967,922	21,092,466	23,123,756	20,224,231
7,792,311	8,076,429	7,546,041	7,357,277	2,394,790	3,606,423	3,839,402
9,571,142	8,725,147	6,114,243	3,445,333	4,516,420	7,914,772	8,895,024
1,354,489	1,336,430	1,334,127	1,330,809	1,306,474	1,308,876	1,336,641
51,401	52,385	52,762	52,289	48,036	46,815	47,446
$ 3,280,328	$ 3,003,555	$ 2,792,379	$ 2,536,220	$ 2,264,258	$ 2,032,431	$ 2,175,517
958,317	933,448	842,177	691,018	602,816	593,222	577,930

Consolidated Balance Sheets

(In thousands except share and per share amounts)

December 31,	2007	2006
Assets		
Cash and cash equivalents	**$10,453,879**	$ 6,778,311
Marketable securities	**2,993,839**	1,948,931
Accounts receivable less allowances (2007—$160,835 and 2006—$156,449)	**3,528,009**	3,383,341
Inventories	**3,035,358**	2,480,459
Other current assets including deferred taxes	**2,972,513**	2,923,199
Total Current Assets	**22,983,598**	17,514,241
Property, plant and equipment:		
Land	**182,250**	177,188
Buildings	**7,921,068**	7,154,928
Machinery and equipment	**6,170,239**	5,491,987
Construction in progress	**1,947,624**	1,659,391
	16,221,181	14,483,494
Less accumulated depreciation	**5,149,023**	4,337,235
	11,072,158	10,146,259
Goodwill	**4,135,002**	3,925,738
Other intangibles, net of accumulated amortization (2007—$298,383 and 2006—$236,363)	**383,558**	356,692
Other assets including deferred taxes	**4,142,966**	4,535,785
Total Assets	**$42,717,282**	$36,478,715
Liabilities		
Loans payable	**$ 311,586**	$ 124,225
Trade accounts payable	**1,268,600**	1,116,754
Accrued expenses	**5,333,528**	5,679,141
Accrued taxes	**410,565**	301,728
Total Current Liabilities	**7,324,279**	7,221,848
Long-term debt	**11,492,881**	9,096,743
Pension liabilities	**501,840**	806,413
Accrued postretirement benefit obligations other than pensions	**1,676,126**	1,600,751
Other noncurrent liabilities	**3,511,621**	3,100,205
Total Liabilities	**$24,506,747**	$21,825,960
Contingencies and commitments (Note 14)		
Stockholders' Equity		
$2.00 convertible preferred stock, par value $2.50 per share; 5,000,000 shares authorized	**23**	28
Common stock, par value $0.33 1/3 per share; 2,400,000,000 shares authorized (1,337,786,109 and 1,345,249,848 issued and outstanding, net of 84,864,647 and 77,342,696 treasury shares at par, for 2007 and 2006, respectively)	**445,929**	448,417
Additional paid-in capital	**7,125,544**	6,142,277
Retained earnings	**10,417,606**	8,734,699
Accumulated other comprehensive income (loss)	**221,433**	(672,666)
Total Stockholders' Equity	**18,210,535**	14,652,755
Total Liabilities and Stockholders' Equity	**$42,717,282**	$36,478,715

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(In thousands except per share amounts) **Year Ended December 31,**	**2007**	2006	2005
Net Revenue	**$22,399,798**	$20,350,655	$18,755,790
Cost of goods sold	**6,313,687**	5,587,851	5,431,200
Selling, general and administrative expenses	**6,753,698**	6,501,976	6,117,706
Research and development expenses	**3,256,785**	3,109,060	2,749,390
Interest (income) expense, net	**(90,511)**	(6,646)	74,756
Other income, net	**(290,543)**	(271,490)	(397,851)
Income before income taxes	**6,456,682**	5,429,904	4,780,589
Provision for income taxes	**1,840,722**	1,233,198	1,124,291
Net Income	**$ 4,615,960**	$ 4,196,706	$ 3,656,298
Basic Earnings per Share	**$ 3.44**	$ 3.12	$ 2.73
Diluted Earnings per Share	**$ 3.38**	$ 3.08	$ 2.70

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(In thousands except per share amounts)	$2.00 Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at January 1, 2005	$40	$445,031	$4,817,024	$ 4,118,656	$ 467,152	$ 9,847,903
Net income				3,656,298		3,656,298
Currency translation adjustments					(492,784)	(492,784)
Unrealized gains on derivative contracts, net					32,518	32,518
Unrealized losses on marketable securities, net					(4,128)	(4,128)
Minimum pension liability adjustments, net					(67,483)	(67,483)
Comprehensive income, net of tax						3,124,421
Cash dividends declared:						
Preferred stock (per share: $2.00)				(30)		(30)
Common stock (per share: $0.94)				(1,259,368)		(1,259,368)
Common stock issued for stock options		2,637	232,355			234,992
Issuance of restricted stock awards		84	11,225			11,309
Tax benefit from exercises of stock options			37,457			37,457
Other exchanges	(3)	31	(833)	(1,510)		(2,315)
Balance at December 31, 2005	$37	$447,783	$5,097,228	$ 6,514,046	$ (64,725)	$11,994,369
Net income				4,196,706		4,196,706
Currency translation adjustments					565,745	565,745
Unrealized losses on derivative contracts, net					(6,060)	(6,060)
Unrealized gains on marketable securities, net					4,157	4,157
Minimum pension liability adjustments, net					(41,234)	(41,234)
Comprehensive income, net of tax						4,719,314
Adoption of FASB Statement No. 158, net					(1,130,549)	(1,130,549)
Cash dividends declared:						
Preferred stock (per share: $2.00)				(26)		(26)
Common stock (per share: $1.01)				(1,358,743)		(1,358,743)
Common stock acquired for treasury		(4,477)	(42,818)	(617,284)		(664,579)
Common stock issued for stock options		4,372	490,648			495,020
Stock-based compensation expense			393,330			393,330
Issuance of restricted stock awards		688	85,490			86,178
Transfer of restricted stock award accruals to equity			63,171			63,171
Tax benefit from exercises of stock options			55,263			55,263
Other exchanges	(9)	51	(35)			7
Balance at December 31, 2006	$28	$448,417	$6,142,277	$ 8,734,699	$ (672,666)	$14,652,755
Net income				**4,615,960**		**4,615,960**
Currency translation adjustments					**771,971**	**771,971**
Unrealized losses on derivative contracts, net					**(18,340)**	**(18,340)**
Unrealized losses on marketable securities, net					**(47,602)**	**(47,602)**
Change in pension and postretirement benefit plans					**188,070**	**188,070**
Comprehensive income, net of tax						**5,510,059**
FASB Statement No. 158 measurement date transition				**(3,471)**		**(3,471)**
Adoption of FIN 48				**(295,370)**		**(295,370)**
Cash dividends declared:						
Preferred stock (per share: $2.00)				**(20)**		**(20)**
Common stock (per share: $1.06)				**(1,423,474)**		**(1,423,474)**
Common stock acquired for treasury		**(8,794)**	**(97,222)**	**(1,210,718)**		**(1,316,734)**
Common stock issued for stock options		**5,554**	**683,049**			**688,603**
Stock-based compensation expense			**367,529**			**367,529**
Issuance of restricted stock awards		**727**	**1,541**			**2,268**
Tax benefit from exercises of stock options			**28,386**			**28,386**
Other exchanges	**(5)**	**25**	**(16)**			**4**
Balance at December 31, 2007	**$23**	**$445,929**	**$7,125,544**	**$10,417,606**	**$ 221,433**	**$18,210,535**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands) **Year Ended December 31,**	**2007**	2006	2005
Operating Activities			
Net income	**$ 4,615,960**	$ 4,196,706	$ 3,656,298
Adjustments to reconcile net income to net cash provided by operating activities:			
Diet drug litigation payments	**(481,581)**	(2,972,700)	(1,453,733)
Seventh Amendment security fund (deposit)/refund	**—**	400,000	(1,250,000)
Tax on repatriation	**—**	—	170,000
Net gains on sales and dispositions of assets	**(59,851)**	(28,545)	(127,228)
Depreciation	**842,725**	761,690	749,163
Amortization	**75,954**	41,350	37,710
Stock-based compensation	**367,529**	393,330	108,534
Change in deferred income taxes	**756,687**	630,131	542,920
Pension provision	**338,779**	354,531	317,047
Pension contributions	**(330,749)**	(271,909)	(328,895)
Changes in working capital, net:			
Accounts receivable	**(1,624)**	(238,764)	(357,582)
Inventories	**(337,173)**	(7,910)	7,410
Other current assets	**(181,456)**	(39,037)	16,958
Trade accounts payable and accrued expenses	**169,514**	70,868	185,326
Accrued taxes	**60,379**	(7,536)	15,719
Other items, net	**40,586**	(27,828)	61,994
Net Cash Provided by Operating Activities	**5,875,679**	3,254,377	2,351,641
Investing Activities			
Purchases of intangibles and property, plant and equipment	**(1,390,668)**	(1,289,784)	(1,081,291)
Proceeds from sales of assets	**121,716**	69,235	365,184
Purchase of additional equity interest in affiliate	**(221,655)**	(102,187)	(92,725)
Purchases of marketable securities	**(2,534,216)**	(2,239,022)	(651,097)
Proceeds from sales and maturities of marketable securities	**1,422,488**	915,339	1,777,005
Net Cash Provided by/(Used for) Investing Activities	**(2,602,335)**	(2,646,419)	317,076
Financing Activities			
Proceeds from issuance of long-term debt	**2,500,000**	—	1,500,000
Repayments of long-term debt	**(120,806)**	(12,100)	(328,187)
Other borrowing transactions, net	**(5,717)**	47,334	82,125
Dividends paid	**(1,423,494)**	(1,358,769)	(1,259,398)
Purchases of common stock for Treasury	**(1,316,734)**	(664,579)	—
Exercises of stock options	**716,896**	515,853	234,992
Net Cash Provided by/(Used for) Financing Activities	**350,145**	(1,472,261)	229,532
Effect of exchange rate changes on cash and cash equivalents	**52,079**	26,723	(25,928)
Increase (Decrease) in Cash and Cash Equivalents	**3,675,568**	(837,580)	2,872,321
Cash and Cash Equivalents, Beginning of Year	**6,778,311**	7,615,891	4,743,570
Cash and Cash Equivalents, End of Year	**$10,453,879**	$ 6,778,311	$ 7,615,891

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements include the accounts of Wyeth and subsidiaries (the Company). All per share amounts, unless otherwise noted in the footnotes and quarterly financial data, are presented on a diluted basis; that is, based on the weighted average number of outstanding common shares and the effect of all potentially dilutive common shares (primarily unexercised stock options and contingently convertible debt).

Use of Estimates: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require the use of judgments and estimates made by management. Actual results may differ from those estimates.

Description of Business: The Company is a U.S.-based multinational corporation engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary businesses: Wyeth Pharmaceuticals (Pharmaceuticals), Wyeth Consumer Healthcare (Consumer Healthcare) and Fort Dodge Animal Health (Animal Health). Pharmaceuticals includes branded human ethical pharmaceuticals, biotechnology products, vaccines and nutrition products. Principal Pharmaceuticals products include neuroscience therapies, vaccines, musculoskeletal therapies, nutrition products, gastroenterology drugs, anti-infectives, oncology therapies, hemophilia treatments, immunological products and women's health care products. Consumer Healthcare products include analgesics, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal, asthma and personal care items sold over-the-counter. Principal Animal Health products include vaccines, pharmaceuticals, parasite control and growth implants. The Company sells its diversified line of products to wholesalers, pharmacies, hospitals, physicians, retailers and other health care institutions located in various markets in more than 145 countries throughout the world.

Wholesale distributors and large retail establishments account for a large portion of the Company's *Net revenue* and trade receivables, especially in the United States. The Company's top three wholesale distributors accounted for approximately 32%, 31% and 29% of the Company's *Net revenue* in 2007, 2006 and 2005, respectively. The Company's largest wholesale distributor accounted for approximately 13%, 14% and 12% of net revenue in 2007, 2006 and 2005, respectively. The Company continuously monitors the creditworthiness of its customers.

The Company has three products that accounted for more than 10% of its net revenue during one or more of the past three years: *Effexor*, which comprised approximately 17%, 18% and 18% of the Company's *Net revenue* in 2007, 2006 and 2005, respectively; *Enbrel*, including the alliance revenue recognized from a co-promotion arrangement with Amgen Inc. (Amgen), which comprised approximately 14% and 12% of the Company's *Net revenue* in 2007 and 2006, respectively; and *Prevnar*, which comprised approximately 11% of the Company's *Net revenue* in 2007.

Cash Equivalents consist primarily of commercial paper, fixed-term deposits, securities under repurchase agreements and other short-term, highly liquid securities with maturities of three months or less when purchased and are stated at cost. The carrying value of cash equivalents approximates fair value due to their short-term, highly liquid nature.

Marketable Securities: The Company invests in marketable debt and equity securities, which are classified as available-for-sale. Available-for-sale securities are marked-to-market based on quoted market values of the securities, with the unrealized gains and losses, net of tax, reported as a component of *Accumulated other comprehensive income (loss)*. Realized gains and losses on sales of available-for-sale securities are computed based upon initial cost adjusted for any other-than-temporary declines in fair value. Impairment losses are charged to income for other-than-temporary declines in fair value. Premiums and discounts are amortized or accreted into earnings over the life of the available-for-sale security. Dividend and interest income is recognized when earned. The Company owns no investments that are considered to be held-to-maturity or trading securities.

Inventories are valued at the lower of cost or market primarily under the first-in, first-out method.

Inventories at December 31 consisted of:

(In thousands)	2007	2006
Finished goods	**$ 989,357**	$ 732,532
Work in progress	**1,584,547**	1,312,925
Materials and supplies	**461,454**	435,002
Total	**$3,035,358**	$2,480,459

Property, Plant and Equipment is carried at cost. Depreciation is provided over the estimated useful lives of the related assets, principally on the straight-line method, as follows:

Buildings	10 – 50 years
Machinery and equipment	3 – 20 years

The construction of most pharmaceutical manufacturing facilities typically includes costs incurred for the validation of specialized equipment, machinery and computer systems to ensure that the assets are ready for their intended use. These costs are primarily recorded in *Construction in progress* and subsequently reclassified to the appropriate *Property, plant and equipment* category when the related assets have reached a state of readiness.

Depreciation of such validation costs begins at the same time that depreciation begins for the related facility, equipment and machinery, which is when the assets are deemed ready for their intended purpose.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projected undiscounted cash flows associated with the affected assets. A loss is recognized for the difference between the fair value and the carrying amount of the asset. Fair value is determined based on market quotes, if available, or other valuation techniques.

Goodwill and Other Intangibles: Goodwill is defined as the excess of cost over the fair value of net assets acquired. Goodwill and other intangibles are subject to at least an annual assessment for impairment by applying a fair value-based test. Other intangibles with finite lives continue to be amortized. See Note 5 for further detail relating to the Company's goodwill and other intangibles balances.

Derivative Financial Instruments: The Company currently manages its exposure to certain market risks, including foreign exchange and interest rate risks, through the use of derivative financial instruments and accounts for them in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS No. 138), and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149).

On the date that the Company enters into a derivative contract, it designates the derivative as: (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (cash flow hedge), (3) a foreign currency fair value or cash flow hedge (foreign currency hedge) or (4) a derivative instrument that is not designated for hedge accounting treatment. For certain derivative contracts that are designated and qualify as fair value hedges (including foreign currency fair value hedges), the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges (including foreign currency cash flow hedges), the effective portion of gains and losses on these contracts is reported as a component of *Accumulated other comprehensive income (loss)* and reclassified into earnings in the same period the hedged transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. Ineffectiveness is minimized through the proper relationship of the hedging derivative contract with the hedged item. The Company also enters into derivative contracts that are not designated as hedging instruments. These derivative contracts are recorded at fair value with the gain or loss recognized in current period earnings. The cash flows from each of the Company's derivative contracts are reflected as operating activities in the consolidated statements of cash flows. The Company does not hold any derivative instruments for trading purposes. See Note 9 for a further description of the Company's specific programs to manage risk using derivative financial instruments.

Currency Translation: The majority of the Company's international operations are translated into U.S. dollars using current foreign currency exchange rates with currency translation adjustments reflected in *Accumulated other comprehensive income (loss)*.

Revenue Recognition: Revenue from the sale of Company products is recognized in *Net revenue* when goods are shipped and title and risk of loss pass to the customer. Provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives are provided for as deductions in determining *Net revenue*. These provisions are based on estimates derived from current promotional program requirements, wholesaler inventory data and historical experience.

Revenue under co-promotion agreements from the sale of products developed by other companies, such as the Company's arrangement with Amgen to co-promote *Enbrel* (in the United States and Canada) and with King Pharmaceuticals, Inc. for *Altace*, is recorded as alliance revenue, which is included in *Net revenue*. Alliance revenue is primarily based upon a percentage of the co-promotion partners' gross margin. Such alliance revenue is earned when the co-promoting company ships the product and title and risk of loss pass to a third party. Additionally, alliance revenue includes certain revenue earned related to sirolimus, the active ingredient in *Rapamune*, which coats the coronary stent marketed by Johnson & Johnson. There is no cost of goods sold associated with alliance revenue, and the selling and marketing expenses related to alliance revenue are included in *Selling, general and administrative expenses*. Alliance revenue totaled $1,294.2 million, $1,339.2 million and $1,146.5 million for 2007, 2006 and 2005, respectively.

In 2006, the Company began participating in the U.S. Pediatric Vaccine Stockpile program. As a result, the Company began recognizing revenue from the sale of its *Prevnar* vaccine to the U.S. federal government in accordance with Securities and Exchange Commission Interpretation, "Commission Guidance Regarding Accounting for Sales of Vaccines and BioTerror Countermeasures to the Federal Government for Placement into the Pediatric Vaccine Stockpile or the Strategic National Stockpile." Net revenue recorded by the Company under the Pediatric Vaccine Stockpile program for 2007 and 2006 was $44.9 million and $14.2 million, respectively.

Sales Deductions: The Company deducts certain items from gross sales, which primarily consist of provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives. In most cases, these deductions are offered to customers based upon volume purchases, the attainment of market share levels, government mandates, coupons and consumer discounts. These costs are recognized at the later of (a) the date at which the related revenue is recorded or (b) the date at which the incentives are offered. Chargebacks/rebates are the Company's only significant deduction from gross sales and relate primarily to U.S. sales of pharmaceutical products provided to wholesalers and managed care organizations under contractual agreements or to certain governmental agencies that administer benefit programs, such as Medicaid. While different programs and methods are utilized to determine the chargeback or rebate provided to the customer, the Company considers both to be a form of price reduction. Chargeback/rebate accruals included in *Accrued expenses* at December 31, 2007 and 2006 were $738.0 million and $733.9 million, respectively.

Advertising Costs are expensed as incurred and are included in *Selling, general and administrative expenses.* Advertising expenses worldwide, which are comprised primarily of television, radio and print media, were $782.4 million, $729.6 million and $591.0 million in 2007, 2006 and 2005, respectively.

Shipping and Handling Costs, which include transportation to customers, transportation to distribution points, warehousing and handling costs, are included in *Selling, general and administrative expenses.* The Company typically does not charge customers for shipping and handling costs. Shipping and handling costs incurred by the Company were $260.4 million, $241.6 million and $245.3 million in 2007, 2006 and 2005, respectively.

Stock-Based Compensation: Effective January 1, 2006, the Company adopted SFAS No. 123R, "Share-Based Payment" (SFAS No. 123R). This statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards. The Company adopted SFAS No. 123R using the modified prospective method, and, therefore, prior periods were not restated. Under the modified prospective method, companies are required to record compensation expense for (1) the unvested portion of previously issued awards that remain outstanding at the initial date of adoption and (2) for any awards issued, modified or settled after the effective date of the statement. See Note 12 for further discussion. Stock-based compensation expense in 2005 consisted of service-vested restricted stock unit and performance-based restricted stock unit awards, which were accounted for in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), using the intrinsic value method.

Research and Development Expenses are expensed as incurred. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Milestone payments made to third parties upon or subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the respective intangible asset. Amounts capitalized for such payments are included in *Other intangibles, net of accumulated amortization.*

Earnings per Share: The following table sets forth the computations of basic earnings per share and diluted earnings per share:

(In thousands except per share amounts)

Year Ended December 31,	2007	2006	2005
Numerator:			
Net income less preferred dividends	**$4,615,940**	$4,196,680	$3,656,268
Denominator:			
Weighted average common shares outstanding	**1,342,552**	1,345,386	1,339,718
Basic earnings per share	**$ 3.44**	$ 3.12	$ 2.73
Numerator:			
Net income	**$4,615,960**	$4,196,706	$3,656,298
Interest expense on contingently convertible debt	**33,948**	30,009	19,798
Net income, as adjusted	**$4,649,908**	$4,226,715	$3,676,096
Denominator:			
Weighted average common shares outstanding	**1,342,552**	1,345,386	1,339,718
Common stock equivalents of outstanding stock options, deferred contingent common stock awards, performance share awards, service-vested restricted stock awards and convertible preferred stock(1)	**14,889**	11,777	6,809
Common stock equivalents of assumed conversion of contingently convertible debt	**16,901**	16,890	16,890
Total shares(1)	**1,374,342**	1,374,053	1,363,417
Diluted earnings per share(1)	**$ 3.38**	$ 3.08	$ 2.70

(1) At December 31, 2007, 2006 and 2005, 95,138,407, 77,297,579 and 78,673,881 common shares, respectively, related to options outstanding under the Company's Stock Incentive Plans were excluded from the computation of diluted earnings per share, as the effect would have been antidilutive.

Recently Issued Accounting Standards: In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. On November, 14, 2007, the FASB authorized a partial deferral of the effective date of SFAS No. 157 for one year for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The deferral does not impact the recognition and disclosure requirements for financial assets and financial liabilities or for non-financial assets and non-financial liabilities that are re-measured at least annually. The Company is continuing to evaluate the impact of SFAS No. 157, but does not anticipate it will have a material effect on its consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. If adopted, unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not anticipate adopting SFAS No. 159 as of the effective date for existing eligible financial assets and financial liabilities. Subsequent to the effective date, future eligible transactions will be evaluated, as they occur, for application of SFAS No. 159.

In June 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-11, "Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The Company does not anticipate the adoption of EITF 06-11 will have a material effect on its consolidated financial position or results of operations.

In June 2007, the FASB ratified EITF Issue No. 07-03, "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" (EITF 07-03). EITF 07-03 provides guidance on the timing of expensing nonrefundable advance payments for goods or services that will be used or rendered for research and development activities. EITF 07-03 is effective prospectively for new contracts entered into in fiscal years beginning after December 15, 2007. The Company does not anticipate the adoption of EITF 07-03 will have a material effect on its consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" (SFAS No. 141R). SFAS No. 141R improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of financial statements. SFAS No. 141R is generally effective prospectively for business combinations with an acquisition date that is on or after fiscal years beginning after December 15, 2008. The Company will adopt SFAS No. 141R for any business combinations entered into after the effective date.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS No. 160). SFAS No. 160 improves the relevance, comparability and transparency of financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity but separate from the parent's equity. SFAS No. 160 is effective prospectively for fiscal years beginning after December 15, 2008 except for the presentation and disclosure requirements which shall be applied retrospectively. The Company does not anticipate the adoption of the Statement will have a material effect on its financial position or results of operations.

Reclassifications: Certain reclassifications have been made to the December 31, 2006 and 2005 consolidated financial statements and accompanying notes to conform to the December 31, 2007 presentation.

2. Significant Transactions

Co-development and Co-commercialization Agreements

During 2007 and 2006, the Company entered into several collaboration and licensing agreements with various companies, of which the amounts incurred in 2007 and 2006 were neither individually, nor in the aggregate, significant. In December 2005, the Company entered into collaboration agreements with Progenics Pharmaceuticals, Inc. and Trubion Pharmaceuticals, Inc. The Company recorded upfront payments of $100.0 million ($65.0 million after-tax or $0.05 per share) within *Research and development expenses* in connection with the agreements.

Equity Purchase Agreement

In April 2007, the Company completed the acquisition of the remaining 20% of an affiliated entity in Japan, formerly held by Takeda Pharmaceutical Company Limited (Takeda), bringing ownership to 100%. The purchase price for the remaining 20% was $221.7 million. In April 2006, the Company increased its ownership of the affiliated entity from 70% to 80% for a purchase price of $102.2 million, and in April 2005, the Company increased its ownership of the affiliated entity from 60% to 70% for a purchase price of $92.7 million. The purchase price of each buyout was based on a multiple of the entity's net sales in each of the buyout years. The total purchase price was $416.6 million.

Net Gains on Sales and Dispositions of Assets

For the years ended December 31, 2007, 2006 and 2005, net pre-tax gains on sales and dispositions of assets of $59.9 million, $28.5 million and $127.2 million, respectively, were included in *Other income, net* and primarily consisted of the following product divestitures:

- 2007 and 2006 net gains included sales of various product rights, which resulted in pre-tax gains of approximately $79.4 million and $44.1 million, respectively.
- 2005 net gains included sales of product rights to *Synvisc*, *Epocler* in Brazil and the *Solgar* line of products, which resulted in pre-tax gains of approximately $168.7 million.

The net assets, sales and profits of these divested assets, individually or in the aggregate, were not material to any business segment or to the Company's consolidated financial statements as of December 31, 2007, 2006 and 2005.

3. Productivity Initiatives

The Company continued its long-term global productivity initiatives, known as Project Springboard, which was launched in 2005. The guiding principles of these initiatives include innovation, cost savings, process excellence and accountability, with an emphasis on improving productivity. In July 2006, the Company established a Global Business Operations initiative as part of the productivity initiatives and entered into a master services agreement with Accenture LLP (Accenture). Accenture will provide the Company with transactional processing and administrative support services over a broad range of areas, including information services, finance and accounting, human resources and procurement functions. Transactional processing services commenced in 2007.

In 2008, the Company will begin Project Impact, a company-wide program designed to redefine the Company's business model to facilitate long-term growth, as well as to address short-term fiscal challenges. Project Impact will continue to focus on productivity initiatives; however, the scope and depth of Project Impact will be substantially broader.

In 2007, 2006 and 2005, the Company recorded net charges aggregating $273.4 million, $218.6 million and $190.6 million, respectively, related to the productivity initiatives. The Company recorded the charges, including personnel and other costs, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets" (SFAS No. 144), SFAS No. 112, "Employers' Accounting for Postemployment Benefits – an amendment of FASB Statement Nos. 5 and 43" (SFAS No. 112), and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (SFAS No. 88). The charges were recorded to recognize the closure of certain manufacturing facilities and the elimination of certain positions at the Company's facilities. In addition to these ongoing productivity initiatives, the 2007 charges include costs pertaining to the closure of a manufacturing facility owned by Amgen and used in the production of *Enbrel*.

The Company recorded the following charges related to these productivity initiatives for the year ended December 31:

(In thousands except per share amounts)	Year Ended December 31,		
	2007	**2006**	**2005**
Personnel costs	**$ 30,395**	$ 93,543	$174,773
Accelerated depreciation	**69,810**	85,079	42,878
Other closure/exit costs	**173,195**	39,958	13,172
Asset sales	**–**	—	(40,207)
Total productivity initiatives charges	**$273,400**	$218,580	$190,616
Productivity initiatives charges, after-tax	**$194,400**	$154,438	$137,128
Decrease in diluted earnings per share	**$ 0.14**	$ 0.11	$ 0.10

The productivity initiatives charges were recorded as follows:

(In thousands)	**2007**	**2006**	**2005**
Cost of goods sold	**$244,354**	$129,200	$137,749
Selling, general and administrative expenses	**28,778**	78,033	85,555
Research and development expenses	**268**	11,347	7,519
Asset sales	**–**	—	(40,207)
Total	**$273,400**	$218,580	$190,616

The productivity initiatives charges by reportable segments were as follows:

(In thousands) **Segment**	**2007**	**2006**	**2005**
Pharmaceuticals	**$259,505**	$197,951	$186,245
Consumer Healthcare	**9,735**	11,494	4,371
Animal Health	**4,160**	9,135	—
Total	**$273,400**	$218,580	$190,616

The following table summarizes the total charges discussed above, payments made and the reserve balance at December 31, 2007:

(In thousands) **Productivity Initiatives**	**Total Charges to Date**	**Changes in Reserve Balance**			
		Reserve at December 31, 2006	**Total Charges 2007**	**Net Payments/ Non-cash Items**	**Reserve at December 31, 2007**
Personnel costs	$298,711	$173,116	$ 30,395	$ (48,947)	$154,564
Accelerated depreciation	197,767	—	69,810	(69,810)	—
Other closure/exit costs	226,325	340	173,195	(57,505)	116,030
Asset sales	(40,207)	—	—	—	—
Total	$682,596	$173,456	$273,400	$(176,262)	$270,594

At December 31, 2007, the reserve balance for personnel costs related primarily to committed employee severance obligations, which, in accordance with the specific productivity initiatives, are expected to be paid over the next 36 months. The reserve for Other closure/exit costs includes the Company's obligation pertaining to the closure of a manufacturing facility owned by Amgen and used in the production of *Enbrel*. The closure of the manufacturing facility was completed in the 2007 fourth quarter.

4. Marketable Securities

The cost, gross unrealized gains (losses) and fair value of available-for-sale securities by major security type at December 31, 2007 and 2006 were as follows:

(In thousands) **At December 31, 2007**	**Cost**	**Gross Unrealized Gains**	**Gross Unrealized (Losses)**	**Fair Value**
Available-for-sale:				
Commercial paper	**$ 191,648**	**$ 13**	**$ (17)**	**$ 191,644**
Certificates of deposit	**123,470**	**118**	**(126)**	**123,462**
U.S. Treasury and agency securities	**270,419**	**2,523**	**(28)**	**272,914**
Corporate debt securities	**1,464,012**	**8,813**	**(27,611)**	**1,445,214**
Asset-backed securities	**445,150**	**494**	**(21,764)**	**423,880**
Mortgage-backed securities	**515,714**	**1,620**	**(10,106)**	**507,228**
Equity securities	**24,782**	**7,798**	**(3,083)**	**29,497**
Total marketable securities	**$3,035,195**	**$21,379**	**$(62,735)**	**$2,993,839**

(In thousands) **At December 31, 2006**	**Cost**	**Gross Unrealized Gains**	**Gross Unrealized (Losses)**	**Fair Value**
Available-for-sale:				
Commercial paper	$ 209,824	$ —	$ (39)	$ 209,785
Certificates of deposit	19,996	5	—	20,001
U.S. Treasury and agency securities	29,878	47	(89)	29,836
Corporate debt securities	593,301	9,778	(4,483)	598,596
Asset-backed securities	650,715	401	(87)	651,029
Mortgage-backed securities	391,815	336	(1,191)	390,960
Equity securities	30,028	19,046	(350)	48,724
Total marketable securities	$1,925,557	$29,613	$ (6,239)	$1,948,931

The Company's investments that have been in a continuous unrealized loss position for 12 months or longer for 2007 were not significant. The Company's realized gains and losses on its investments during 2007 were not significant.

The contractual maturities of debt securities classified as available-for-sale at December 31, 2007 were as follows:

(In thousands)	Cost	Fair Value
Available-for-sale:		
Due within one year	$ 633,444	$ 641,865
Due one year through five years	1,613,802	1,589,119
Due five years through 10 years	96,606	96,166
Due after 10 years	666,561	637,192
Total	$3,010,413	$2,964,342

5. Goodwill and Other Intangibles

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), goodwill is required to be tested for impairment at the reporting unit level utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it with the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of this unit exceeds its fair value, the goodwill of the unit may be impaired. The amount, if any, of the impairment then would be measured in the second step. Goodwill in each reporting unit is tested for impairment during the fourth quarter of each year. The Company determined there was no impairment of the recorded goodwill for any of its reporting units as of December 31, 2007 and 2006.

In April 2007, the Company completed the acquisition of the remaining 20% of an affiliated entity in Japan, formerly held by Takeda, bringing ownership to 100%, which resulted in *Goodwill* additions of $157.0 million.

The Company's *Other intangibles, net of accumulated amortization* was $383.6 million in 2007 and $356.7 million in 2006, the majority of which are licenses having finite lives that are being amortized over their estimated useful lives ranging from five to 10 years.

Total amortization expense for intangible assets was $76.0 million, $41.4 million and $37.7 million in 2007, 2006 and 2005, respectively. Annual amortization expense expected for the years 2008 through 2012 is as follows:

(In thousands)	Amortization Expense
2008	$ 69,600
2009	68,400
2010	67,600
2011	67,300
2012	46,300

The changes in the carrying value of goodwill by reportable segment for the years ended December 31, 2007 and 2006 were as follows:

(In thousands)	Pharmaceuticals	Consumer Healthcare	Animal Health	Total
Balance at January 1, 2006	$2,720,302	$582,533	$533,559	$3,836,394
Addition	57,084	—	—	57,084
Currency translation adjustments	30,319	1,311	630	32,260
Balance at December 31, 2006	2,807,705	583,844	534,189	3,925,738
Addition	**157,048**	—	—	**157,048**
Currency translation adjustments	**50,118**	**1,229**	**869**	**52,216**
Balance at December 31, 2007	**$3,014,871**	**$585,073**	**$535,058**	**$4,135,002**

6. Debt and Financing Arrangements

The Company's debt at December 31 consisted of:

(In thousands)	2007	2006
Notes payable:		
4.125% Notes due 2008	$ 300,000	$ 300,000
6.700% Notes due 2011	1,500,000	1,500,000
5.250% Notes due 2013	1,500,000	1,500,000
5.500% Notes due 2014	1,750,000	1,750,000
5.500% Notes due 2016	1,000,000	1,000,000
5.450% Notes due 2017	500,000	—
7.250% Notes due 2023	250,000	250,000
6.450% Notes due 2024	500,000	500,000
6.500% Notes due 2034	750,000	750,000
6.000% Notes due 2036	500,000	500,000
5.950% Notes due 2037	2,000,000	—
Floating rate convertible debentures due 2024	1,020,000	1,020,000
Pollution control and industrial revenue bonds:		
5.10%-5.80% due 2008-2018	57,150	57,150
Other debt:		
0.25%-5.72% due 2008-2024	19,758	134,727
Fair value of debt attributable to interest rate swaps	157,559	(40,909)
Total debt	11,804,467	9,220,968
Less current portion	311,586	124,225
Long-term debt	$11,492,881	$9,096,743

The fair value of outstanding debt as of December 31, 2007 and 2006 was $12,032.2 million and $9,606.5 million, respectively. At December 31, 2007, the aggregate maturities of debt during the next five years and thereafter are as follows:

(In thousands)	
2008	$ 311,586
2009	13,618
2010	323
2011	1,589,842
2012	354
Thereafter	9,888,744
Total debt	$11,804,467

Revolving Credit Facilities

In August 2007, the Company replaced its prior $1,350.0 million, five-year revolving credit facility maturing in August 2010 and its prior $1,747.5 million, five-year revolving credit facility maturing in February 2009 with a new $3,000.0 million, five-year revolving credit facility with a group of banks and financial institutions. This new facility matures in August 2012 and is extendable by one year on each of the first and second anniversary dates with the consent of the lenders. The new credit facility agreement requires the Company to maintain a ratio of consolidated adjusted indebtedness to adjusted capitalization not to exceed 60% (which is consistent with the ratio required by the prior facilities). The proceeds from the new credit facility may be used for the Company's general corporate and working capital requirements and for support of the Company's commercial paper, if any. At December 31, 2007 and 2006, there were no borrowings outstanding under these credit facilities, nor did the Company have any commercial paper outstanding that was supported by these facilities.

Notes and Debentures

On March 27, 2007, the Company issued $2,500.0 million of Notes in a transaction registered with the U.S. Securities and Exchange Commission. These Notes consisted of two tranches, which pay interest semiannually on April 1 and October 1, as follows:

- $2,000.0 million 5.95% Notes due 2037
- $ 500.0 million 5.45% Notes due 2017

On December 16, 2003, the Company issued $1,020.0 million aggregate principal amount of Debentures due January 15, 2024. Interest on the Debentures accrues at the six-month London Interbank Offering Rate (LIBOR) minus 0.50%. At December 31, 2007 and 2006, the interest rate on the Debentures was 4.89% and 5.11%, respectively. The Debentures contain a number of conversion features that include substantive contingencies. The Debentures were initially convertible by the holders at an initial conversion rate of 16.559 shares of the Company's common stock for each $1,000 principal amount of the Debentures, which was equal to an initial conversion price of $60.39 per share. The conversion rate is subject to adjustment as a result of certain corporate transactions and events, including the payment of increased common stock dividends. During the 2007 fourth quarter, the conversion rate was adjusted to 16.6429 shares of common stock for each $1,000 principal amount of the Debentures, which is equal to an adjusted conversion price of $60.09 per share, resulting in an increase of 85,578 shares of common stock reserved for the Debentures. The holders may convert their Debentures, in whole or in part, into shares of the Company's common stock under any of the following circumstances: (1) during any calendar quarter commencing after March 31, 2004 and prior to December 31, 2022 (and only during such calendar quarter) if the price of the Company's common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days during a 30-consecutive trading day period; (2) at any time after December 31, 2022 and prior to maturity if the price of the Company's common stock is greater than or equal to 130% of the applicable conversion price on any day after December 31, 2022; (3) if the Company has called the Debentures for redemption; (4) upon the occurrence of specified corporate transactions such as a consolidation, merger or binding share exchange pursuant to which the Company's common stock would be converted into cash, property or securities; or (5) if the credit rating assigned to the Debentures by either Moody's Investors Services (Moody's) or Standard & Poor's (S&P) is lower than Baa3 or BBB-, respectively, or if the Debentures no longer are rated by at least one of these agencies or their successors (the Credit Rating Clause).

Upon conversion, the Company has the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of its common stock. The Company may redeem some or all of the Debentures at any time on or after July 20, 2009 at a purchase price equal to 100% of the principal amount of the Debentures plus any accrued interest. Upon a call for redemption by the Company, the holder of each $1,000 Debenture may tender such Debentures for conversion. The holders have the right to require the Company to purchase their Debentures for cash at a purchase price equal to 100% of the principal amount of the Debentures plus any accrued interest on July 15, 2009, January 15, 2014 and January 15, 2019 or upon a fundamental change as described in the Debentures. In accordance with EITF No. 04-8, the Company has included an additional 16,901,342 shares outstanding related to the Debentures in its diluted earnings per share calculation for 2007 (see Note 1).

The Credit Rating Clause described above has been determined to be an embedded derivative as defined by SFAS No. 133. In accordance with SFAS No. 133, embedded derivatives are required to be recorded at their fair value. Based upon an external valuation, the Credit Rating Clause did not have a significant fair value at December 31, 2007 and 2006.

Interest Rate Swaps

The Company entered into the following interest rate swaps, whereby the Company effectively converted the fixed rate of interest on certain Notes to a floating rate, which is based on LIBOR. See Note 9 for further discussion of the interest rate swaps.

		Notional Amount (In thousands)	
Hedged Notes Payable	**Swap Rate**	**2007**	**2006**
$1,750.0 million 5.500% due 2014	6-month LIBOR in arrears + 0.6110%	**$750,000**	$750,000
	6-month LIBOR in arrears + 0.6085%	**650,000**	650,000
	6-month LIBOR in arrears + 0.6085%	**350,000**	350,000
1,500.0 million 6.700% due 2011	3-month LIBOR + 1.0892%	**750,000**	750,000
	3-month LIBOR + 0.8267%	**750,000**	750,000
1,500.0 million 5.250% due 2013	6-month daily average LIBOR + 0.8210%	**800,000**	800,000
	6-month daily average LIBOR + 0.8210%	**700,000**	700,000
500.0 million 6.450% due 2024	6-month LIBOR in arrears + 1.0370%	**250,000**	250,000
300.0 million 4.125% due 2008	6-month daily average LIBOR + 0.6430%	**150,000**	150,000
	6-month daily average LIBOR + 0.6430%	**150,000**	150,000

Interest (Income) Expense, net

The components of *Interest (income) expense, net* are as follows:

(In thousands) **Year Ended December 31,**	**2007**	**2006**	**2005**
Interest expense	**$ 696,583**	$ 570,247	$ 403,284
Interest income	**(707,494)**	(505,493)	(282,078)
Less: Amount capitalized for capital projects	**(79,600)**	(71,400)	(46,450)
Interest (income) expense, net	**$ (90,511)**	$ (6,646)	$ 74,756

Interest payments in connection with the Company's debt obligations for the years ended December 31, 2007, 2006 and 2005 amounted to $642.5 million, $553.9 million and $343.3 million, respectively.

7. Other Noncurrent Liabilities

Other noncurrent liabilities includes reserves for the *Redux* and *Pondimin* diet drug litigation (see Note 14) and reserves relating to income taxes, environmental matters, product liability and other litigation, employee benefit liabilities and minority interests.

The Company has responsibility for environmental, safety and cleanup obligations under various federal, state and local laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the Superfund. It is the Company's policy to accrue for environmental cleanup costs if it is probable that a liability has been incurred and the amount can be reasonably estimated. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. Environmental expenditures that relate to an existing condition caused by past operations that do not contribute to current or future results of operations are expensed. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $269.1 million and $287.7 million at December 31, 2007 and 2006, respectively. Environmental-related accruals have been recorded without giving effect to any possible future insurance proceeds. See Note 14 for discussion of contingencies.

Through 1998, the Company provided incentive awards under the Management Incentive Plan (MIP), which provided for cash and deferred contingent common stock awards to key employees. Deferred contingent common stock awards plus accrued dividends, related to the MIP program, totaling 337,542 and 388,844 shares were outstanding at December 31, 2007 and 2006, respectively. Incentive awards under the MIP program stopped being granted after the 1998 performance year.

Subsequently, the Company adopted the Executive Incentive Plan (EIP) and the Performance Incentive Award Program (PIA), which provide financial awards to employees based on the Company's operating results and the individual employee's performance. Substantially all U.S. and Puerto Rico exempt employees, who are not subject to other incentive programs, and key international employees are eligible to receive cash awards under PIA, with our most highly compensated executives receiving awards under the EIP. The accrual for EIP and PIA awards for

2007, 2006 and 2005 was $253.8 million, $236.8 million and $235.6 million, respectively, and is included within *Accrued expenses.*

8. Pensions and Other Postretirement Benefits

Plan Descriptions

Pensions

The Company sponsors retirement plans for most full-time employees. These defined benefit and defined contribution plans cover all U.S. and certain international locations. Benefits from defined benefit pension plans are based primarily on participants' compensation and years of credited service. Generally, the Company's contributions to defined contribution plans are based on a percentage of each employee's contribution.

The Company maintains 401(k) savings plans that allow participation by substantially all U.S. employees. Most employees are eligible to enroll in the savings plan on their hire date and can contribute between 1% and 50% of their base pay. The Company provides a matching contribution to eligible participants of 50% on the first 6% of base pay contributed to the plan, or a maximum of 3% of base pay. Employees can direct their contributions and the Company's matching contributions into any of the funds offered. These funds provide participants with a cross section of investing options, including a Company common stock fund. All contributions to the Company's common stock fund, whether by employee or employer, can be transferred to other fund choices daily.

Total pension expense for both defined benefit and defined contribution plans for 2007, 2006 and 2005 was $338.8 million, $354.5 million and $317.0 million, respectively, of which pension expense for defined contribution plans for 2007, 2006 and 2005 totaled $102.6 million, $98.8 million and $96.7 million, respectively.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits for certain retirees from most U.S. locations and Canada. Most full-time employees become eligible for these benefits after attaining specified age and satisfying service requirements.

Pension Plan Assets

U.S. Pension Plan Assets

Pension plan assets to fund the Company's qualified defined benefit plans obligations are invested in accordance with certain asset allocation criteria and investment guidelines established by the Company's Retirement and Pension Committees.

The Company's U.S. qualified defined benefit pension plans' (the Plans) asset allocation, by broad asset class, was as follows as of December 31, 2007 and 2006, respectively:

Asset Class	Target Asset Allocation Percentage as of December 31, 2007	2006	Percentage of Plan Assets as of December 31, 2007	2006
U.S. equity	**35%**	35%	**34%**	34%
Non-U.S. equity	**25%**	25%	**28%**	29%
U.S. and international fixed income and cash	**30%**	30%	**28%**	27%
Alternative investments	**10%**	10%	**10%**	10%

The Plans' assets totaled $4,213.3 million and $3,990.4 million at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, the Plans' assets represented approximately 84% and 86% of total worldwide plan assets, respectively. Investment responsibility for these assets is assigned to outside investment managers under the supervision of the Company's Retirement and Pension Committee, and participants do not have the ability to direct the investment of these assets. Each of the Plans' asset classes is broadly diversified by security, market capitalization (e.g., exposure to large cap and small cap), industrial sector and investment style (exposure to growth and value). Our goal is to maintain asset class exposure in line with prevailing target asset allocation percentages through monthly rebalancing toward those targets.

Within U.S. equity, the Plans use a combination of enhanced index and active investment strategies. Investment vehicles utilized within these categories include both separately managed accounts and diversified funds. The Plans' active investment managers are prohibited from investing in the Company's common stock.

The Plans' non-U.S. equity composite is invested primarily in mature or developed markets using active investment strategies and separately managed accounts. The Plans' exposure to emerging or developing markets is achieved through investment in diversified funds.

U.S. and international fixed income assets are invested largely in securities categorized as investment grade using active investment strategies, and investment vehicles utilized include separately managed accounts and diversified funds. The Plans, however, do maintain modest exposure to below investment grade debt, specifically, high-yield U.S. fixed income and emerging market debt. The Plans' separate fixed income account managers are prohibited from investing in debt securities issued by the Company. At December 31, 2007, the Plans held $452.9 million in mortgage-backed securities within its fixed income assets. The Plans have not experienced any significant losses pertaining to these securities in 2007.

In 2006, the Pension and Retirement Committees reallocated approximately 10% of the Plans' assets from U.S. equity to a mix of alternative investments (e.g., hedge funds, real estate and private equity), splitting the allocation equally between two outside investment managers. Investment vehicles utilized within these categories include both diversified funds and direct limited partnership investments.

The Plans' assets are managed with the dual objectives of minimizing pension expense and cash contributions over the long term as well as maintaining the Plans' fully funded status (based on accumulated benefit obligation) on an ongoing basis. With the assistance of an outside investment consultant, asset-liability studies are performed approximately every five years, and the Plans' target asset allocation percentages are adjusted accordingly. The investment managers of each separately managed account are prohibited from investing in derivative securities, except for currency hedging activities, which are permitted within the Plans' non-U.S. asset class. With respect to the diversified funds in which the Plans invest, the existing investment guidelines permit derivative securities in the portfolio, but the use of leverage (e.g., margin borrowing) is strictly prohibited. With respect to alternative investments, however, the use of leverage is permitted.

Investment performance is reviewed on a monthly basis by total assets, asset class and individual manager, relative to one or more appropriate benchmarks. On a quarterly basis, the investment consultant performs a detailed statistical analysis of both investment performance and portfolio holdings. Formal meetings are held with each investment manager at least once per year to review investment performance and to ascertain whether any changes in process or turnover in professional personnel have occurred at the management firm.

Non-U.S. Pension Plan Assets

At December 31, 2007 and 2006, the Company's non-U.S. defined benefit pension plan assets totaled $818.8 million and $671.6 million, respectively, which represented approximately 16% and 14% of total worldwide plan assets at December 31, 2007 and 2006, respectively. The Company's United Kingdom (U.K.) and Canadian plan assets in the aggregate totaled $543.4 million and $503.1 million at December 31, 2007 and 2006, respectively, and represented approximately 66% of the non-U.S. total plan assets at December 31, 2007 compared with approximately 75% of the non-U.S. total plan assets at December 31, 2006. At December 31, 2007, the non-U.S. defined benefit plans' investments in mortgage-backed securities were not significant.

The Company's U.K. and Canadian pension plan asset allocation, by broad asset class, was as follows as of December 31, 2007 and 2006, respectively:

	Percentage of U.K. Plan Assets as of December 31,		Percentage of Canadian Plan Assets as of December 31,	
Asset Class	**2007**	**2006**	**2007**	**2006**
U.K./Canadian equity	**43%**	36%	**32%**	33%
Non-U.K./Non-Canadian equity	**14%**	18%	**39%**	39%
U.K./Canadian fixed income and cash	**43%**	46%	**29%**	28%

U.K. defined benefit pension assets totaled $392.4 million and $370.2 million at December 31, 2007 and 2006, respectively, which represented approximately 8% of total worldwide plan assets at both December 31, 2007 and 2006. Investment responsibility is assigned to outside investment managers, and participants do not have the ability to direct the investment of these assets. Each of the U.K. plan's asset classes is broadly diversified and actively managed.

Canadian defined benefit pension assets totaled $151.0 million and $132.9 million at December 31, 2007 and 2006, respectively, which represented approximately 3% of total worldwide plan assets at both December 31, 2007 and 2006. Investment responsibility is assigned to outside investment managers, and participants do not have the ability to direct the investment of these assets. Each of the Canadian plan's asset classes is broadly diversified and actively managed.

Plan Obligations, Plan Assets, Funded Status and Periodic Cost

In September 2006, SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158), was issued. SFAS No. 158 requires, among other things, the recognition of the funded status of defined benefit pension plans, retiree health care and other postretirement benefit plans and postemployment benefit plans on the consolidated balance sheet. Each overfunded plan is recognized as an asset, and each underfunded plan is recognized as a liability. The adoption of SFAS No. 158 requires that unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status be recognized as a component of *Accumulated other comprehensive income (loss)* within Stockholders' Equity. SFAS No. 158 requires initial application for fiscal years ending after December 15, 2006. As a result of adopting SFAS No. 158 as of December 31, 2006, the 2006 consolidated balance sheet included the following changes:

(In thousands)	Increase (Decrease)
Other current assets, including deferred taxes	$ 7,528
Other assets, including deferred taxes	(350,243)
Other intangibles, net of accumulated amortization	(7,214)
Pension liabilities	344,872
Accrued postretirement obligations other than pensions	435,748
Accumulated other comprehensive income (loss)	(1,130,549)

The adoption of SFAS No. 158 did not impact the calculation of pension expense. The Company's non-qualified U.S. pension plans currently are not funded.

The amounts in *Accumulated other comprehensive income (loss)* that are expected to be recognized as components of net periodic benefit cost (credit) during the 2008 fiscal year are as follows:

(In thousands)	Pension	Postretirement	Total
Prior service cost (credit)	$ 4,130	$(44,944)	$ (40,814)
Net unrecognized actuarial loss	64,891	45,617	110,508
Transition obligation	454	—	454

The Company uses a December 31 measurement date for its defined benefit pension plans. The change in the benefit obligation for the Company's defined benefit pension plans for 2007 and 2006 was as follows:

(In thousands)	Pensions		Other Postretirement Benefits	
Change in Benefit Obligation	**2007**	**2006**	**2007**	**2006**
Benefit obligation at January 1	**$5,446,675**	$5,183,855	**$1,697,511**	$1,951,144
Service cost	**213,930**	193,124	**57,424**	49,070
Interest cost	**312,583**	282,764	**102,808**	95,074
Amendments and other adjustments	**84,771**	29,076	**(71,065)**	(158,438)
Net actuarial loss (gain)	**(241,678)**	81,531	**81,157**	(136,862)
Settlements/curtailments	**(1,545)**	(745)	**—**	—
Benefits paid	**(373,105)**	(393,017)	**(100,799)**	(102,977)
Currency translation adjustment	**60,769**	70,087	**8,090**	500
Benefit obligation at December 31	**$5,502,400**	$5,446,675	**$1,775,126**	$1,697,511

The change in the benefit obligation for pensions was impacted primarily by an actuarial gain as a result of an increase in the discount rate, as described in the "Plan Assumptions" section contained herein, and other actuarial assumptions, offset by an overall increase in service and interest cost due to a higher benefit obligation at the beginning of 2007. The prior year actuarial loss included changes due to plan participant census data and higher plan compensation costs, partially offset by a gain due to an increase in the discount rate.

The change in the accumulated benefit obligation for other postretirement benefit plans includes an actuarial loss due to changes in termination, retirement and health care trend assumptions. The loss was partially offset by gains due to an increase in the discount rate, as described in the "Plan Assumptions" section contained herein, and improved per capita claims cost assumptions. The gain attributable to 2007 plan amendments and other adjustments reflects increases in prescription drug co-payments, medical out-of-pocket and plan deductibles by retirees. The gain attributable to prior year plan amendments was primarily due to the commencement of medical premium contributions by retirees.

The change in plan assets for the Company's defined benefit pension plans for 2007 and 2006 was as follows:

(In thousands)	Pensions		Other Postretirement Benefits	
Change in Plan Assets	**2007**	**2006**	**2007**	**2006**
Fair value of plan assets at January 1	**$4,662,030**	$4,253,336	**$ —**	$ —
Actual return on plan assets	**397,888**	594,211	**—**	—
Settlements/curtailments	**—**	(13,108)	**—**	—
Adjustments	**71,555**	—	**—**	—
Company contributions	**228,170**	173,105	**100,799**	102,977
Benefits paid	**(373,105)**	(393,017)	**(100,799)**	(102,977)
Currency translation adjustment	**45,556**	47,503	**—**	—
Fair value of plan assets at December 31	**$5,032,094**	$4,662,030	**$ —**	$ —

The Company made contributions to the U.S. qualified defined benefit pension plans of $171.5 million and $136.0 million in 2007 and 2006, respectively. The contributions were made to fund a portion of the current pension expense for the U.S. qualified defined benefit pension plans. The current portion of the pension liability at December 31, 2007 and 2006 was approximately $35.1 million and $20.3 million, respectively.

There were no plan assets for the Company's other postretirement benefit plans at December 31, 2007 and 2006, as postretirement benefits are funded by the Company when claims are paid. The current portion of the accrued benefit liability for other postretirement benefits was approximately $99.8 million and $96.8 million at December 31, 2007 and 2006, respectively.

The Company expects to contribute approximately $220.0 million to its qualified defined benefit pension plans and make payments of approximately $100.0 million for its other postretirement benefits in 2008.

Amounts relating to our defined benefit pension plans, which are included in the consolidated balance sheets are as follows:

(In thousands) **Amounts Recognized in the Consolidated Balance Sheets**	**Pensions**	
	2007	**2006**
Other assets including deferred taxes	**$ 65,889**	$ 42,058
Pension liability	**(536,964)**	(826,703)
Accumulated other comprehensive income (loss)	**(1,081,325)**	(1,269,395)

Net periodic benefit cost for the Company's defined benefit pension plans and other postretirement benefit plans for 2007, 2006 and 2005 was as follows:

(In thousands) **Components of Net Periodic Benefit Cost**	**Pensions**			**Other Postretirement Benefits**		
	2007	**2006**	**2005**	**2007**	**2006**	**2005**
Service cost	**$ 213,930**	$ 193,124	$ 166,632	**$ 57,424**	$ 49,070	$ 49,032
Interest cost	**312,583**	282,764	266,969	**102,808**	95,074	103,028
Expected return on plan assets	**(404,174)**	(360,046)	(338,134)	**—**	—	—
Amortization of prior service cost	**8,822**	10,635	8,636	**(41,970)**	(38,997)	(20,926)
Amortization of transition obligation	**706**	455	1,095	**—**	—	—
Recognized net actuarial loss	**104,411**	129,540	106,816	**53,034**	52,689	48,139
Termination benefits	**—**	—	4,812	**—**	—	—
Settlement/curtailment loss	**(83)**	(745)	3,474	**—**	—	—
Net periodic benefit cost	**$ 236,195**	$ 255,727	$ 220,300	**$171,296**	$157,836	$179,273

Net periodic benefit cost for pensions was lower in 2007 as compared with 2006 due primarily to lower recognized net actuarial losses and higher expected returns on plan assets, as a result of Company contributions made in 2007 and prior year plan asset gains.

Net periodic benefit cost for other postretirement benefits was higher in 2007 compared with 2006 due primarily to increases associated with changes in per capita claim cost, termination, retirement and health care trend assumptions, partially offset by an increase in the discount rate.

Estimated Future Benefit Payments

The Company expects to pay the following in benefit payments related to its defined benefit pension plans and other postretirement benefit plans, which reflect expected future service, as appropriate. Expected payments for other postretirement benefits have been reduced by the Medicare Part D subsidy.

(In thousands)	**Pensions**	**Other Postretirement Benefits**	**Medicare Part D Subsidy**
2008	$ 303,900	$ 99,800	$10,400
2009	304,600	104,500	10,500
2010	319,400	108,900	11,200
2011	324,100	112,900	11,600
2012	338,700	115,200	12,900
2013-2017	1,814,400	603,000	69,700

Plan Assumptions

Weighted average assumptions used in developing the benefit obligations at December 31 and net periodic benefit cost for the U.S. pension and postretirement plans were as follows:

Benefit Obligations	**Pensions**			**Other Postretirement Benefits**		
	2007	**2006**	**2005**	**2007**	**2006**	**2005**
Discount rate	**6.45%**	5.90%	5.65%	**6.45%**	5.90%	5.65%
Rate of compensation increase	**4.00%**	4.00%	4.00%	**—**	—	—

Net Periodic Benefit Cost	**Pensions**			**Other Postretirement Benefits**		
	2007	**2006**	**2005**	**2007**	**2006**	**2005**
Discount rate	**5.90%**	5.65%	6.00%	**5.90%**	5.65%	6.00%
Rate of compensation increase	**4.00%**	4.00%	4.00%	**—**	—	—
Expected return on plan assets	**9.00%**	9.00%	9.00%	**—**	—	—

The discount rate assumption relating to U.S. pension plan and other postretirement benefit liabilities is determined on an annual basis by the Company, with input from an outside actuary. The process by which the assumed discount rate is developed attempts to match the projected stream of benefit payments to the yields provided by high-quality corporate bonds (i.e., those rated Aa3 or better by Moody's) at all points across the yield curve at the applicable measurement date. In developing the assumed discount rate, the rates at each point on the yield curve are weighted based on the proportion of benefit payments expected to be paid at that point on the curve relative to the total.

The expected return on assets of the Plans is determined on an annual basis by the Company, with input from an outside investment consultant. The Company maintains a long-term investment horizon (e.g., 10 years or more) in developing the expected rate of return assumption, and the impact of current/short-term market factors is not permitted to exert a disproportionate influence on the process. While long-term historical returns are a factor in this process, consideration also is given to forward-looking factors, including, but not limited to, the following:

- Expected economic growth and inflation;
- The forecasted statistical relationship (i.e., degree of correlation, or co-movement) between the various asset classes in which the Plans invest;
- Forecasted volatility for each of the component asset classes;
- Current yields on debt securities; and
- The likelihood of price-earnings ratio expansion or contraction.

Finally, the expected return on plan assets does not represent the forecasted return for the near term; rather, it represents a best estimate of normalized capital market returns over the next decade or more, based on the target asset allocation in effect.

The assumed health care cost trends for the Company's other postretirement benefit plans for 2007, 2006 and 2005 are as follows:

	Other Postretirement Benefits		
Assumed Health Care Cost Trend	**2007**	**2006**	**2005**
Health care cost trend rate assumed for next year	**9.00%**	9.00%	11.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	**2014**	2011	2010

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In thousands)	1 Percentage-Point Increase	1 Percentage-Point Decrease
Effect on annual service and interest cost	$ 31,213	$ (25,530)
Effect on postretirement benefit obligation	237,161	(195,316)

9. Derivative Instruments and Foreign Currency Risk Management Programs

Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the balance sheet with changes in the fair value of the derivatives recognized in either *Net income* or *Accumulated other comprehensive income (loss)*, depending on the timing and designated purpose of the derivative. The fair value of forward contracts, currency option contracts and interest rate swaps reflects the present value of the contracts at December 31, 2007.

The Company currently engages in two primary programs to manage its exposure to intercompany and third-party foreign currency risk. The two programs and the corresponding derivative contracts are as follows:

1. Short-term foreign exchange forward contracts and swap contracts are used as economic hedges to neutralize month-end balance sheet exposures. These contracts essentially take the opposite currency position of that projected in the month-end balance sheet to counterbalance the effect of any currency movement. These derivative instruments are not designated as hedges and are recorded at fair value with any gains or losses recognized in current period earnings. The Company recorded a net loss of $32.4 million in 2007, a net loss of $85.8 million in 2006 and a net gain of $121.9 million in 2005, respectively, in *Other income, net* related to gains and losses on these foreign exchange forward contracts and swap contracts. These amounts consist of gains and losses from contracts settled during 2007, 2006 and 2005, as well as contracts outstanding at December 31, 2007, 2006 and 2005 that are recorded at fair value. The related cash flow impact of these derivatives is reflected as cash flows from operating activities.
2. The Company uses combinations of option strategies that involve the simultaneous purchase of a put contract at one strike rate and the sale of a call contract at another strike rate as well as individual foreign currency put options in its cash flow hedging program to partially cover foreign currency risk related to international intercompany inventory sales. These instruments are designated as cash flow hedges, and, accordingly, any unrealized gains or losses are included in *Accumulated other comprehensive income (loss)* with the corresponding asset or liability recorded on the balance sheet. The Company recorded after-tax net losses of $28.7 million, $10.3 million and $4.3 million for 2007, 2006 and 2005, respectively, in *Accumulated other comprehensive income (loss)* with the corresponding liabilities recorded in *Accrued expenses* related to these cash flow hedges. The unrealized net losses in *Accumulated other comprehensive income (loss)* will be reclassified into the consolidated statement of operations when the inventory is sold to a third party. As such, the Company anticipates recognizing these net losses during the next 12 months. In 2007, 2006 and 2005, the Company recognized net losses of $13.9 million, $16.4 million and $15.3 million, respectively, related to cash flow hedges on inventory that was sold to third parties. These losses are included in *Other income, net.* Put and call option contracts outstanding as of December 31, 2007 expire no later than September 2008.

The Company also has entered into the following effective fair value interest rate swaps to manage interest rate exposures:

(In thousands)			Fair Value	
			Assets (Liabilities)	
Hedged Notes Payable	Maturity Date	Notional Amount	2007	2006
$1,750,000, 5.500%	2014	$750,000	**$ 21,149**	$(10,384)
	2014	650,000	**16,485**	(10,562)
	2014	350,000	**9,021**	(5,087)
1,500,000, 6.700%	2011	750,000	**42,814**	21,472
	2011	750,000	**42,377**	20,993
1,500,000, 5.250%	2013	800,000	**7,774**	(28,559)
	2013	700,000	**6,276**	(25,483)
500,000, 6.450%	2024	250,000	**12,845**	3,141
300,000, 4.125%	2008	150,000	**(245)**	(2,931)
	2008	150,000	**(937)**	(3,509)
Total			**$157,559**	$(40,909)

These interest rate swaps effectively convert the fixed rate of interest on these Notes to a floating rate. Interest expense on these Notes is adjusted to include the payments made or received under the interest rate swap agreements. The fair value of these swaps has been recorded in *Other assets including deferred taxes* or *Other noncurrent liabilities and accrued expenses* with the corresponding adjustment recorded to the respective underlying Notes in *Loans payable/Long-term debt.*

10. Income Taxes

The components of the Company's *Income before income taxes* based on the location of operations were:

(In thousands) Year Ended December 31,	2007	2006	2005
U.S.	**$3,677,087**	$2,486,467	$2,128,702
Non-U.S.	**2,779,595**	2,943,437	2,651,887
Income before income taxes	**$6,456,682**	$5,429,904	$4,780,589

The *Provision for income taxes* consisted of:

(In thousands) Year Ended December 31,	2007	2006	2005
Current:			
Federal	**$ 645,579**	$ 229,348	$ 132,736
State	**5,774**	(8,293)	(414)
Foreign	**724,565**	390,857	453,217
Current provision for income taxes	**1,375,918**	611,912	585,539
Deferred:			
Federal	**293,656**	671,386	512,807
State	**131,951**	(33,454)	53,055
Foreign	**39,197**	(16,646)	(27,110)
Deferred provision for income taxes	**464,804**	621,286	538,752
Total provision for income taxes	**$1,840,722**	$1,233,198	$1,124,291

Net deferred tax assets were reflected on the consolidated balance sheets at December 31 as follows:

(In thousands)	2007	2006
Net current deferred tax assets	**$1,527,537**	$1,688,057
Net noncurrent deferred tax assets	**1,645,647**	2,183,641
Net current deferred tax liabilities	**(13,508)**	(7,515)
Net noncurrent deferred tax liabilities	**(158,835)**	(120,472)
Net deferred tax assets	**$3,000,841**	$3,743,711

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets result principally from the recording of certain accruals and reserves that currently are not deductible for tax purposes, from an elective deferral for tax purposes of research and development costs, from loss carryforwards and from tax credit carryforwards. Deferred tax liabilities result principally from the use of accelerated depreciation for tax purposes.

The components of the Company's deferred tax assets and liabilities were as follows:

(In thousands) Year Ended December 31,	2007	2006
Deferred tax assets:		
Diet drug product litigation accruals	**$ 790,408**	$ 958,962
Product litigation and environmental liabilities and other accruals	**592,309**	516,476
Postretirement, pension and other employee benefits	**1,252,411**	1,243,582
Net operating loss (NOL) and other carryforwards	**45,910**	709,996
State tax NOL and other carryforwards, net of federal tax	**111,025**	188,115
State tax on temporary differences, net of federal tax	**180,748**	217,805
Restructuring	**81,045**	47,100
Inventory related reserves	**449,340**	285,567
Investments and advances	**71,550**	47,246
Property, plant and equipment	**54,462**	52,880
Research and development costs	**324,650**	412,618
Intangibles	**122,113**	121,457
Other	**27,611**	27,231
Total deferred tax assets	**4,103,582**	4,829,035
Deferred tax liabilities:		
Tax on earnings which may be remitted to the United States	**(205,530)**	(205,530)
Depreciation	**(568,480)**	(559,077)
Pension and other employee benefits	**(25,874)**	(10,309)
Intangibles	**(136,815)**	(110,931)
Investments	**(23,767)**	(17,013)
Other	**(41,343)**	(50,574)
Total deferred tax liabilities	**(1,001,809)**	(953,434)
Deferred tax asset valuation allowances	**(7,689)**	(13,116)
State deferred tax asset valuation allowances, net of federal tax	**(93,243)**	(118,774)
Total valuation allowances	**(100,932)**	(131,890)
Net deferred tax assets	**$ 3,000,841**	$3,743,711

Deferred taxes for net operating losses and other carryforwards principally relate to federal tax credits and foreign net operating loss and tax credits that have various carryforward periods. Although not material, valuation allowances have been established for certain foreign deferred tax assets as the Company has determined that it was more likely than not that these benefits will not be realized. Except as it relates to these items, the Company has not established valuation allowances related to its net federal or foreign deferred tax assets of $2,810.0 million as the Company believes that it is more likely than not that the benefits of these assets will be realized.

As of December 31, 2007, the Company had deferred state tax assets for net operating loss carryforwards and tax credit carryforwards, net of federal tax, of $111.0 million and net deferred state tax assets for cumulative temporary differences, net of federal tax, of $180.7 million. The decrease of $114.1 million in total deferred state tax assets from December 31, 2006, was primarily the result of utilization of the deferred tax assets. Valuation allowances of $93.2 million have been established for state deferred tax assets, net of federal tax, related to net operating losses, credits and accruals as the Company determined it was more likely than not that these benefits will not be realized. The change in the valuation allowance in 2007 is mostly due to the utilization of related deferred tax assets in connection with the settlement of the federal audit and adjustments relating to SFAS No. 158. In the third quarter of 2006, the Company released a previously established valuation allowance against state deferred tax assets of $70.4 million ($0.05 per share) recorded within the *Provision (benefit) for income taxes*.

As of December 31, 2007, income taxes were not provided on unremitted earnings of $12,058.6 million expected to be permanently reinvested internationally. If income taxes were provided on those earnings, they would approximate $2,731.8 million.

The difference between income taxes based on the U.S. statutory rate and the Company's provision was due to the following:

(In thousands)

Year Ended December 31,	2007	2006	2005
Provision at U.S. statutory tax rate	**$2,259,839**	$1,900,467	$1,673,206
Increase (decrease) in taxes resulting from:			
Puerto Rico, Ireland and Singapore manufacturing operations	**(391,458)**	(546,544)	(529,110)
Research tax credits	**(67,500)**	(64,115)	(77,500)
Refunds of prior year taxes	**(4,836)**	(24,258)	(108,917)
State taxes, net of federal taxes:			
Provision	**101,487**	79,496	103,664
Valuation allowance adjustment	**(10,513)**	(106,631)	(55,992)
Repatriation charge	**—**	—	170,000
Restructuring/special charges	**16,690**	12,361	13,228
All other, net	**(62,987)**	(17,578)	(64,288)
Provision at effective tax rate	**$1,840,722**	$1,233,198	$1,124,291

The above analysis of the Company's tax provision includes the effects of certain items that significantly affected the comparability of the Company's effective tax rate from year to year. These items consisted of the productivity initiatives in 2007, 2006 and 2005 (see Note 3), the repatriation charge in 2005 and the 2006 third quarter release of state valuation allowances (as described above).

Excluding the effects of the items noted above, and assuming the expensing of stock options in 2005, reconciliations between the resulting tax rate and the U.S. statutory tax rate were as follows:

Year Ended December 31,	2007	2006	2005
U.S. statutory tax rate	**35.0%**	35.0%	35.0%
Effect of Puerto Rico, Ireland and Singapore manufacturing operations	**(5.8)%**	(9.9)%	(11.3)%
Research tax credits	**(1.0)%**	(1.1)%	(1.7)%
All other, net	**0.3%**	0.2%	(1.8)%
Effective tax rate, excluding certain items affecting comparability	**28.5%**	24.2%	20.2%

The tax benefit attributable to the effect of Puerto Rico manufacturing operations is principally due to a government grant in Puerto Rico that reduces the tax rate on most of the Company's income from manufacturing operations in Puerto Rico from 39% to 2% through 2018. In 2006, the Company and the government of Puerto Rico finalized a new grant, which reduces the tax rate from 39% to a range of 0% to 2% through 2023.

Total income tax payments, net of tax refunds, in 2007, 2006 and 2005 amounted to $1,138.7 million, $621.2 million and $331.9 million, respectively.

The Company files tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In 2007, the Company completed and effectively settled an audit for the 1998-2001 tax years with the Internal Revenue Service (IRS). Taxing authorities in various jurisdictions are in the process of reviewing the Company's tax returns. Except for the California Franchise Tax Board, where the Company has filed protests for the 1996-2003 tax years, taxing authorities are generally reviewing tax returns for post-2001 tax years, including the IRS, which has begun its audit of the Company's tax returns for the 2002-2005 tax years. As part of this audit, the IRS is examining the pricing of the Company's cross-border arrangements. While the Company believes that the pricing of these arrangements is appropriate and that its reserves are adequate with respect to such pricing, it is possible that the IRS will propose adjustments in excess of such reserves and that conclusion of the audit will result in adjustments in excess of such reserves. An unfavorable resolution for open tax years could have a material effect on the Company's results of operations or cash flows in the period in which an adjustment is recorded and in future periods. The Company believes that an unfavorable resolution for open tax years would not be material to the financial position of the Company; however, each year, the Company records significant tax benefits with respect to its cross-border arrangements, and the possibility of a resolution that is material to the financial position of the Company cannot be excluded.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income

Taxes—an Interpretation of FASB Statement No. 109" (FIN 48), on January 1, 2007. As a result of the adoption, the Company recognized a $295.4 million increase in the liability for unrecognized tax benefits, interest and penalties, across all jurisdictions, which was accounted for as a charge to retained earnings on January 1, 2007. The Company's unrecognized tax benefits at January 1, 2007 and December 31, 2007, were $1,174.4 million and $956.7 million, respectively. If these unrecognized tax benefits were recognized, there would be a favorable impact on the *Provision for income taxes* of $1,019.6 million on January 1, 2007 and $807.6 million on December 31, 2007. A reconciliation of the change in unrecognized tax benefits during 2007 is as follows:

(In thousands) **Unrecognized Tax Benefits**	**2007**
Balance at January 1	**$1,174,410**
Additions relating to the current year	**148,214**
Additions relating to prior years	**91,782**
Reductions relating to prior years	**(40,035)**
Settlements during the year	**(266,603)**
Reductions due to lapse of statute of limitations	**(151,126)**
Balance at December 31	**$ 956,642**

The Company does not expect any significant change to the above unrecognized tax benefits during the next 12 months.

The Company recognizes interest and penalties relating to unrecognized tax benefits as a component of *Provision for income taxes.* The Company had $346.6 million and $288.0 million of accrued interest and penalties as of January 1, 2007 and December 31, 2007, respectively.

11. Capital Stock

There were 2,400,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized at December 31, 2007 and 2006, respectively. Of the authorized preferred shares, there is a series of shares (9,467 shares and 11,084 shares outstanding at December 31, 2007 and 2006, respectively), which is designated as $2.00 convertible preferred stock. Each share of the $2.00 series is convertible at the option of the holder into 36 shares of common stock. This series may be called for redemption at $60.00 per share plus accrued dividends.

Changes in outstanding common shares during 2007, 2006 and 2005 were as follows:

(In thousands except shares of preferred stock)	**2007**	**2006**	**2005**
Balance at January 1	**1,345,250**	1,343,349	1,335,092
Issued for stock options and restricted stock awards	**16,663**	13,152	7,991
Purchases of common stock for treasury	**(25,800)**	(13,016)	—
Conversions of preferred stock (1,617, 3,631 and 1,407 shares in 2007, 2006 and 2005, respectively) and other exchanges	**1,673**	1,765	266
Balance at December 31	**1,337,786**	1,345,250	1,343,349

On January 27, 2006, the Company's Board of Directors approved a share repurchase program allowing for the repurchase of up to 15,000,000 shares of the Company's common stock. The Company repurchased 13,016,400 shares during 2006. On January 25, 2007, the Company's Board of Directors amended the previously authorized program to allow for future repurchases of up to 30,000,000 shares, inclusive of 1,983,600 shares that remained under the prior authorization. On September 27, 2007, the Company's Board of Directors further amended the program to allow for repurchases of up to $5,000.0 million of our common stock inclusive of $1,188.2 million of repurchases executed between January 25, 2007 and September 27, 2007 under the prior authorization. In the 2007 fourth quarter, $101.3 million of repurchases were executed, leaving a remaining authorization of approximately $3,710.5 million for future repurchases as of December 31, 2007.

Treasury stock is accounted for using the par value method. Shares of common stock held in treasury at December 31, 2007, 2006 and 2005 were 84,864,647, 77,342,696 and 79,112,368, respectively. The Company did not retire any shares held in treasury during 2007, 2006 and 2005.

12. Stock-Based Compensation

The Company adopted the provisions of SFAS No. 123R effective January 1, 2006. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards.

Prior to the adoption of SFAS No. 123R, the Company accounted for its stock incentive plans using the intrinsic value method in accordance with APB No. 25. Under APB No. 25, no stock-based employee compensation cost was reflected in net income, other than for the Company's service-vested restricted stock unit and performance-based restricted stock unit awards, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company selected the modified prospective method as prescribed under SFAS No. 123R, which requires companies (1) to record compensation expense for the unvested portion of previously issued awards that remain outstanding at the initial date of adoption and (2) to record compensation expense for any awards issued, modified or settled after the effective date of the statement.

As a result of adopting SFAS No. 123R, the Company began recording stock-based compensation expense for stock options in 2006. The following table summarizes the components and classification of stock-based compensation expense:

(In thousands except per share amounts)

Year Ended December 31,	2007	2006	2005
Stock options	**$126,140**	$170,778	$ —
Restricted stock unit awards	**41,916**	43,818	15,064
Performance-based restricted stock unit awards	**76,657**	62,309	57,221
Net stock-based compensation expense	**$244,713**	$276,905	$ 72,285
Pharmaceuticals	**$266,703**	$274,691	$ 57,276
Consumer Healthcare	**24,186**	27,030	5,549
Animal Health	**10,884**	11,023	2,286
Corporate	**65,756**	80,586	43,423
Total stock-based compensation expense	**$367,529**	$393,330	$108,534
Cost of goods sold	**$ 37,143**	$ 30,794	$ 2,288
Selling, general and administrative	**223,219**	249,712	81,288
Research and development	**107,167**	112,824	24,958
Total stock-based compensation expense	**367,529**	393,330	108,534
Tax benefit	**122,816**	116,425	36,249
Net stock-based compensation expense	**$244,713**	$276,905	$ 72,285
Decrease in diluted earnings per share	**$ 0.18**	$ 0.20	$ 0.05

Prior to the adoption of SFAS No. 123R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows (reflected in accrued taxes). SFAS No. 123R requires the cash flows resulting from excess tax benefits (tax deductions realized in excess of the compensation costs recognized for the options exercised) from the date of adoption of SFAS No. 123R to be classified as financing cash flows. Therefore, excess tax benefits for the 12 months ended December 31, 2007 and 2006 have been classified as financing cash flows.

Under the modified prospective method, results for prior periods have not been restated to reflect the effects of implementing SFAS No. 123R. The following table illustrates the effect on 2005 net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of SFAS No. 123" (SFAS No. 148), to stock-based employee compensation:

(In thousands except per share amounts)

Year Ended December 31,	2005
Net income, as reported	$3,656,298
Add: Stock-based employee compensation expense included in reported net income, net of tax	72,285
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax	(299,885)
Pro forma net income	$3,428,698
Earnings per share:	
Basic—as reported	$ 2.73
Basic—pro forma	$ 2.56
Diluted—as reported	$ 2.70
Diluted—pro forma	$ 2.53

Pro forma stock-based compensation expense should include amounts related to the accelerated amortization of the fair value of options granted to retirement-eligible employees. Prior to January 1, 2006, the Company recognized pro forma stock-based compensation expense related to retirement-eligible employees over the award's contractual vesting period. Had the provisions been adopted prior to 2006, the impact of accelerated vesting on the pro forma stock-based compensation expense would have resulted in an expense reduction, net of tax, of $16.9 million, $23.6 million and $23.7 million for 2007, 2006 and 2005, respectively. The Company recorded the impact of accelerated vesting for options granted to retirement-eligible employees subsequent to January 1, 2006 and will continue to provide pro forma disclosure related to those options granted in prior periods.

The fair value of issued stock options is estimated on the date of grant utilizing a Black-Scholes option-pricing model that incorporates the assumptions noted in the table below. Expected volatilities are based on implied volatilities from traded options on the Company's stock and historical volatility of the Company's stock price. The weighted average fair value of the options granted in 2007, 2006 and 2005 was determined using the following assumptions:

Year Ended December 31,	2007	2006	2005
Expected volatility of stock price	**20.1%**	24.3%	28.0%
Expected dividend yield	**2.1%**	2.1%	2.1%
Risk-free interest rate	**4.6%**	5.0%	3.9%
Expected life of options	**6 years**	6 years	5 years
Weighted average fair value of stock options granted	**$12.64**	$12.92	$11.00

For all options granted after January 1, 2006, blended volatility rates, which incorporate both implied and historical volatility rates, are utilized rather than relying solely on historical volatility rates. Based on available guidance, the Company believes blended volatility rates that combine market-based measures of implied volatility with historical volatility rates are a more appropriate indicator of the Company's expected volatility. The expected life of stock options is estimated based on historical data on exercises of stock options and other factors to estimate the expected term of the stock options granted. For options granted subsequent to January 1, 2006, the Company has adjusted the assumption for the expected life of stock options from five years to six years as a result of continued assessment of historical experiences. The effect of the changes in these assumptions on income before income taxes, net income and diluted earnings per share for the year ended December 31, 2006 was not material. The expected dividend yields are based on the forecasted annualized dividend rate. The risk-free interest rates are derived from the U.S. Treasury yield curve in effect on the date of grant for instruments with a remaining term similar to the expected life of the options. In addition, the Company applies an expected forfeiture rate when amortizing stock-based compensation expenses. The estimate of the forfeiture rate is based primarily upon historical experience of employee turnover. As actual forfeitures become known, stock-based compensation expense is adjusted accordingly.

The Company has several Stock Incentive Plans that provide for the granting of stock options, service-vested restricted stock unit awards and performance-based restricted stock unit awards. Under the Stock Incentive Plans, awards may be granted with respect to a maximum of 175,000,000 shares (of which 22,000,000 shares may be used for service-vested restricted stock unit and performance-based restricted stock unit awards). At December 31, 2007, there were 15,033,437 shares available for future grants under the Stock Incentive Plans, of which up to 1,313,963 shares were available for service-vested restricted stock unit and performance-based restricted stock unit awards.

During 2005, the Company implemented the Long Term Incentive Program (the LTIP), which replaced the stock option program in effect at that time. Under the LTIP, eligible employees receive a combination of stock options, service-vested restricted stock units and/or performance-based restricted stock units. Stock options are granted with an exercise price equal to the market value of the Company's common stock on the date the option is granted. Stock options vest ratably over a three-year period and have a contractual term of 10 years. The service-vested restricted stock units generally are converted to shares of common stock subject to the awardee's continued employment on the third anniversary of the date of grant. The performance share unit awards granted in 2006 are comprised of units that may be converted to shares of common stock (one share per unit) (up to 200% of the award) based on the achievement of certain performance criteria related to a future performance year (i.e., 2008 for a 2006 award) and on achievement of a second multi-year performance criterion; namely, Wyeth's Total Shareholder Return ranking compared with that of an established peer group of companies for the period January 1, 2006 through December 31, 2008. Similarly, performance-based restricted stock unit awards granted in 2007 also are comprised of units that may be converted to shares of common stock (one share per unit) (up to 200% of the award) based on certain performance criteria related to a future performance year (i.e., 2009 for a 2007 award) and for most awardees on the achievement of a second multi-year performance criterion; namely, Wyeth's Total Shareholder Return ranking compared with that of an established peer group of companies for the period January 1, 2007 through December 31, 2009. However, for certain of our executive officer awardees, the Compensation and Benefits Committee retains discretion to apply criteria in addition to, or in lieu of, the Total Shareholder Return ranking to reduce the amount of the award earned on account of the performance criteria for the future performance year.

The fair value of performance-based restricted stock unit awards is estimated on the grant date utilizing the Monte Carlo pricing model. This pricing model, which incorporates assumptions about stock price volatility, dividend yield and risk-free rate of return, establishes fair value through the use of multiple simulations to evaluate the probability of the Company achieving various stock price levels, and to determine the Company's ranking within its Total Shareholder Return performance criteria. However, for certain executive officers for which the Compensation and Benefits Committee retains discretion to apply criteria in addition to, or in lieu of, Wyeth's Total Shareholder Return ranking, the fair value of performance-based restricted stock unit awards is estimated on the grant date utilizing the grant date stock price, discounted for the dividend yield. Similarly, the fair value of service-vested restricted stock unit awards is estimated on the grant date utilizing the grant date stock price, discounted for the dividend yield over the restricted period.

Some of the Stock Incentive Plans permit the granting of stock appreciation rights (SARs), which entitle the holder to receive shares of the Company's common stock or cash equal to the excess of the market price of the common stock over the exercise price when exercised. At December 31, 2007, there were no outstanding SARs.

Stock option information related to the plans was as follows:

Stock Options	2007	Weighted Average Exercise Price	2006	Weighted Average Exercise Price	2005	Weighted Average Exercise Price
Outstanding at January 1	**150,988,314**	**$50.04**	154,950,739	$49.13	146,916,811	$48.84
Granted	**11,853,706**	**55.62**	12,527,320	48.21	21,516,025	43.55
Canceled/forfeited	**(3,044,952)**	**52.76**	(3,338,102)	50.04	(5,490,936)	48.62
Exercised (2007—$34.19 to $57.23 per share)	**(16,662,832)**	**41.33**	(13,151,643)	37.64	(7,991,161)	29.11
Outstanding at December 31	**143,134,236**	**51.46**	150,988,314	50.04	154,950,739	49.13
Exercisable at December 31	**118,217,254**	**$51.66**	119,360,854	$51.47	113,976,512	$51.72

The total intrinsic value of options exercised during 2007 was $227.1 million. As of December 31, 2007, the total remaining unrecognized compensation cost related to stock options was $142.0 million, which will be amortized over the respective remaining requisite service periods ranging from one month to three years. The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2007 was $150.0 million and $146.1 million, respectively.

The following table summarizes information regarding stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$34.19 to 39.99	5,392,534	5.1 years	$35.32	5,392,534	$35.32
40.00 to 49.99	54,050,675	6.8 years	43.15	40,421,513	42.15
50.00 to 59.99	50,844,963	4.0 years	55.50	39,557,143	55.41
60.00 to 65.32	32,846,064	3.0 years	61.52	32,846,064	61.52
	143,134,236			118,217,254	

A summary of service-vested restricted stock unit and performance-based restricted stock unit awards activity as of December 31, 2007 and changes during the 12 months ended December 31, 2007 is presented below:

Service-Vested and Performance-Based Restricted Stock Units	Number of Nonvested Units	Weighted Average Grant Date Fair Value
Outstanding units at January 1, 2007	**8,607,050**	**$44.68**
Granted/Earned	**4,570,695**	**52.77**
Distributed	**(2,108,875)**	**43.19**
Forfeited	**(550,960)**	**46.88**
Outstanding units at December 31, 2007	**10,517,910**	**$48.38**

As of December 31, 2007, the total remaining unrecognized compensation cost related to service-vested restricted stock unit and performance-based restricted stock unit awards amounted to $142.0 million and $67.9 million, respectively, which will be amortized over the respective remaining requisite service periods ranging from four months to five years.

At the April 27, 2006 Annual Meeting of Stockholders, the stockholders approved the 2006 Non-Employee Directors Stock Incentive Plan, under which directors receive both stock options and deferred stock units. This plan replaced the Stock Option Plan for Non-Employee Directors and the 1994 Restricted Stock Plan for Non-Employee Directors and provides stock option and deferred stock units to continuing and new non-employee directors beginning in 2006. As described below, however, continuing non-employee directors who joined the Board of Directors prior to April 27, 2006 will continue to receive their annual restricted stock grants under the 1994 Restricted Stock Plan for Non-Employee Directors until they reach the total award. Under the 2006 Non-Employee Directors Stock Incentive Plan, a maximum of 300,000 shares may be granted to non-employee directors, of which 75,000 shares may be issued as deferred stock units. At December 31, 2007, 201,300 shares were available for future grants, 49,800 of which may be used for deferred stock units. For the year ended December 31, 2007, 38,500 stock options and 13,200 deferred stock units were issued from this plan. All options are granted with an exercise price equal to 100% of the fair market value of the Company's common stock on the date of grant.

Under the Stock Option Plan for Non-Employee Directors, a maximum of 250,000 shares were authorized for grant to non-employee directors at 100% of the fair market value of the Company's common stock on the date of the grant. Options no longer will be issued from this plan, under which a total of 226,000 stock options were granted and remained outstanding as of December 31, 2007.

Under the 1994 Restricted Stock Plan for Non-Employee Directors, a maximum of 100,000 restricted shares may be granted to non-employee directors. The restricted shares granted to each non-employee director are not delivered until prior to the end of a five-year restricted period. At December 31, 2007, 49,600 shares were available for future grants. Non-employee directors who joined the Board of Directors prior to April 27, 2006 will continue to receive their annual grants under this plan up to the maximum allowable shares (for each non-employee director, 4,000 restricted shares in the aggregate in annual grants of 800 shares); however, non-employee directors who joined the Board of Directors on or after April 27, 2006 will not receive grants of restricted shares under this plan.

13. Accumulated Other Comprehensive Income (Loss)

The components of *Accumulated other comprehensive income (loss)* are set forth in the following table:

(In thousands)	Foreign Currency Translation Adjustments(1)	Net Unrealized Gains (Losses) on Derivative Contracts(2)	Net Unrealized Gains (Losses) on Marketable Securities(2)	Minimum Pension Liability Adjustments(2)	SFAS No. 158(2)	Accumulated Other Comprehensive Income (Loss)
Balance January 1, 2005	$ 518,388	$(36,800)	$ 15,693	$ (30,129)	$ —	$ 467,152
Period change	(492,784)	32,518	(4,128)	(67,483)	—	(531,877)
Balance December 31, 2005	25,604	(4,282)	11,565	(97,612)	—	(64,725)
Period change	565,745	(6,060)	4,157	(41,234)	—	522,608
Adoption of SFAS No. 158	—	—	—	138,846	(1,269,395)	(1,130,549)
Balance December 31, 2006	591,349	(10,342)	15,722	—	(1,269,395)	(672,666)
Period change	**771,971**	**(18,340)**	**(47,602)**	**—**	**188,070**	**894,099**
Balance December 31, 2007	**$1,363,320**	**$(28,682)**	**$(31,880)**	**$ —**	**$(1,081,325)**	**$ 221,433**

(1) Income taxes generally are not provided for foreign currency translation adjustments, as such adjustments relate to permanent investments in international subsidiaries.

(2) Deferred income tax assets (liabilities) provided for net unrealized (losses) gains on derivative contracts at December 31, 2007, 2006 and 2005 were $15,444, $5,569 and $2,306, respectively; for net unrealized gains (losses) on marketable securities at December 31, 2007, 2006 and 2005 were $9,476, $(7,656) and $(5,259), respectively; for minimum pension liability adjustments at December 31, 2005 were $47,119; and for SFAS No. 158 at December 31, 2007 and 2006 were $617,964 and $774,323, respectively.

14. Contingencies and Commitments

Contingencies

The Company is involved in various legal proceedings, including product liability, patent, commercial, environmental and antitrust matters, of a nature considered normal to its business (see Note 7 for discussion of environmental matters), the most important of which are described below. It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable. Additionally, the Company records insurance receivable amounts from third-party insurers when recovery is probable.

Prior to November 2003, the Company was self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, the Company became completely self-insured for product liability risks.

Accruals for product liability and other legal proceedings, except for the environmental matters discussed in Note 7, amounted to $2,540.7 million and $3,032.9 million at December 31, 2007 and 2006, respectively. The Company also has recorded receivables from insurance companies for these matters amounting to $334.4 million and $325.3 million as of December 31, 2007 and 2006, respectively.

Like all pharmaceutical companies in the current legal environment, the Company is involved in legal proceedings, including product liability and patent litigation, that are significant to its business, complex in nature and have outcomes that are difficult to predict. Product liability claims, regardless of their merits or their ultimate outcomes, are costly, divert management's attention, and may adversely affect the Company's reputation and demand for its products and may result in significant damages. Patent litigation, if resolved unfavorably, can injure the Company's business by subjecting the Company's products to earlier than expected generic competition and also can give rise to payment of significant damages or restrictions on the Company's future ability to operate its business.

The Company intends to vigorously defend itself and its products in the litigation described below and believes its legal positions are strong. However, in light of the circumstances discussed above, it is not possible to determine the ultimate outcome of the Company's legal proceedings, and, therefore, it is possible that the ultimate outcome of these proceedings could be material to the Company's results of operations, cash flows and financial position.

Product Liability Litigation

Diet Drug Litigation

The Company has been named as a defendant in numerous legal actions relating to the diet drugs *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") or *Redux*, which the Company estimated were used in the United States, prior to their 1997 voluntary market withdrawal, by approximately 5.8 million people. These actions allege, among other things, that the use of *Redux* and/or *Pondimin*, independently or in combination with phentermine, caused certain serious conditions, including valvular heart disease and primary pulmonary hypertension (PPH).

On October 7, 1999, the Company announced a nationwide class action settlement (the settlement) to resolve litigation brought against the Company regarding the use of the diet drugs *Redux* or *Pondimin*. The settlement covered all claims arising out of the use of *Redux* or *Pondimin*, except for PPH claims, and was open to all *Redux* or *Pondimin* users in the United States. As originally designed, the settlement was comprised of two settlement funds to be administered by an independent Settlement Trust (the Trust). Fund A (with a value at the time of settlement of $1,000.0 million plus $200.0 million for legal fees) was created to cover refunds, medical screening costs, additional medical services and cash payments, education and research costs, and administration costs. Fund A was fully funded by contributions by the Company. Fund B (which was to be funded by the Company on an as-needed basis up to a total of $2,550.0 million, plus interest) would compensate claimants with significant heart valve disease. Any funds remaining in Fund A after all Fund A obligations were met were to be added to Fund B to be available to pay Fund B injury claims. In December 2002, following a joint motion by the Company and plaintiffs' counsel, the Court approved an amendment to the settlement agreement, which provided for the merger of Funds A and B into a combined Settlement Fund, to cover all expenses and injury claims in connection with the settlement. The merger of the two funds took place in January 2003. Pursuant to the Seventh Amendment to the settlement agreement, which was approved in 2005 and became effective on May 16, 2006, the Company has committed an additional $1,275.0 million to fund a new claims processing structure and a new payment schedule for claims for compensation based on Levels I and II, the two lowest levels of the five-level settlement matrix. Payments in connection with the nationwide settlement were $822.7 million in 2002. There were no payments made in 2003. Payments in connection with the nationwide settlement were $26.4 million in 2004, $307.5 million in 2005, $856.0 million in 2006 (including payments made in 2006 in connection with the Seventh Amendment) and $99.1 million in 2007. Payments under the nationwide settlement may continue, if necessary, until 2018.

On January 18, 2002, as collateral for the Company's financial obligations under the settlement, the Company established a security fund in the amount of $370.0 million. In April 2002, pursuant to an agreement among the Company, class counsel and representatives of the Settlement Trust, an additional $45.0 million (later reduced to $35.0 million) was added to the security fund. In February 2003, as required by an amendment to the settlement agreement, an additional $535.2 million was added by the Company to the security fund, bringing the total amount in the security fund to $940.2 million, which is included in *Other assets including deferred taxes*, at December 31, 2007. The amounts in the security fund are owned by the Company and will earn interest income for the Company while residing in the security fund. The Company will be required to deposit an additional $180.0 million in the security fund if the Company's credit rating, as reported by both Moody's and S&P, falls below investment grade. In addition, on March 29, 2005, as collateral for the Company's financial obligations under the Seventh Amendment, the Company established a security fund in the amount of $1,250.0 million. The amounts in the Seventh Amendment security fund are owned by the Company and will earn interest income for the Company while residing in the Seventh Amendment security fund. The $856.0 million in payments during 2006 in connection with the nationwide settlement included a $400.0 million payment that was made toward the Seventh Amendment and was paid from the Seventh Amendment security fund. As of December 31, 2007, $590.5 million of the Seventh Amendment security fund was included in *Other current assets including deferred taxes*, and $255.0 million was included in *Other assets including deferred taxes*.

The nationwide settlement agreement gave class members the right to opt out of the settlement after receiving certain initial settlement benefits if they met certain medical criteria. Approximately 63,000 class members who chose to leave the nationwide settlement subsequently filed lawsuits against the Company. As of December 31, 2007, the Company had settled approximately 99% of these claims.

In litigation involving the claims of class members who opted out of the nationwide class action settlement, a jury hearing the case of *Cavender v. American Home Products Corporation, et al.*, No. 4:02CV1830 ERW (U.S.D.C., E.D. Mo.), in which the plaintiff alleged that she developed valvular regurgitation as a result of her use of *Pondimin*, found in favor of the plaintiff on June 20, 2007 and awarded $75,000 in damages. On July 20, 2007, a jury hearing the case of *Dean v. American Home Products Corporation, et al.*, No. 4:02CV1833 ERW (U.S.D.C., E.D. Mo.), in which the plaintiff also alleged that she developed valvular regurgitation as a result of her use of *Pondimin*, found in favor of the Company. The Company subsequently entered into an agreement with the law firm that represented the plaintiffs in *Cavender* and *Dean* to settle the claims of that firm's diet drug plaintiffs; as a result, the cases were dismissed prior to any ruling on post-trial motions.

On April 27, 2004, a jury in Beaumont, Texas, hearing the case of *Coffey, et al. v. Wyeth, et al.*, No. E-167,334, 172nd Judicial District Court, Jefferson County, Texas, returned a verdict in favor of the plaintiffs for $113.4 million in compensatory damages and $900.0 million in punitive damages for the wrongful death of the plaintiffs' decedent (Cappel), allegedly as a result of PPH caused by her use of *Pondimin*. On May 17, 2004, the trial court entered judgment on behalf of the plaintiffs for the full amount of the jury's verdict, as well as $4.2 million in pre-judgment interest and $188,737 in *guardian ad litem* fees. The Company filed an appeal from the judgment entered by the trial court and believed that it would have had strong arguments for reversal or reduction of the awards on appeal due to the significant number of legal errors made during trial and in the charge to the jury and due to a lack of evidence to support aspects of the verdict. On April 20, 2007, the *Coffey/Cappel* case was dismissed following an agreement reached by the Company with the law firm representing the *Coffey/Cappel* plaintiffs to settle the claims of that firm's diet drug clients.

As of December 31, 2007, the Company was a defendant in approximately 55 pending lawsuits in which the plaintiff alleges a claim of PPH, alone or with other alleged injuries. During the course of settlement discussions, certain plaintiffs' attorneys have informed the Company that they represent additional individuals who claim to have PPH, but the Company is unable to evaluate whether any such additional purported cases of PPH would meet the national settlement agreement's definition of PPH. The Company continues to work toward resolving the claims of individuals who allege that they have developed PPH as a result of their use of the diet drugs and intends to vigorously defend those PPH cases that cannot be resolved prior to trial.

The Company has recorded pre-tax charges in connection with the *Redux* and *Pondimin* diet drug matters, which, as of December 31, 2007 totaled $21,100.0 million. Payments to the nationwide class action settlement funds, individual settlement payments, legal fees and other items were $481.6 million, $2,972.7 million and $1,453.7 million for 2007, 2006 and 2005, respectively.

The remaining diet drug litigation accrual is classified as follows at December 31:

(In thousands)	**2007**	**2006**
Accrued expenses	**$1,458,309**	$2,089,890
Other noncurrent liabilities	**800,000**	650,000
Total litigation accrual	**$2,258,309**	$2,739,890

The $2,258.3 million reserve at December 31, 2007 represents management's best estimate, within a range of outcomes, of the aggregate amount required to cover diet drug litigation costs, including payments in connection with the nationwide settlement, opt outs from the nationwide settlement and PPH claims, and including the Company's legal fees related to the diet drug litigation. It is possible that additional reserves may be required in the future, although the Company does not believe that the amount of any such additional reserves is likely to be material.

Hormone Therapy Litigation

The Company is a defendant in numerous lawsuits alleging injury as a result of the plaintiffs' use of one or more of the Company's hormone or estrogen therapy products, including *Prempro* and *Premarin*. As of December 31, 2007, the Company was defending approximately 5,400 actions brought on behalf of approximately 7,900 women in various federal and state courts throughout the United States (including in particular the United States District Court for the Eastern District of Arkansas and the Pennsylvania Court of Common Pleas, Philadelphia County) for personal injuries, including claims for breast cancer, stroke, ovarian cancer and heart disease, allegedly resulting from their use of *Prempro* or *Premarin*. These cases were filed following the July 2002 stoppage of the hormone therapy subset of the Women's Health Initiative (WHI) study.

In addition to the individual lawsuits described above, numerous putative class actions have been filed on behalf of current or former *Prempro* or *Premarin* users in federal and state courts throughout the United States and in Canada. Plaintiffs in these cases generally allege personal injury resulting from their use of *Prempro* or *Premarin* and are seeking medical monitoring relief and purchase price refunds as well as other damages. The Company opposes class certification. Many of these plaintiffs have withdrawn or dismissed their class allegations. Only four putative class actions remain pending.

On February 1, 2005, the Florida Circuit Court certified a statewide medical monitoring class of asymptomatic *Prempro* users who have used the product for longer than six months (*Gottlieb, et al. v. Wyeth*, No. 02 18165CA 27, Cir. Ct., 11th Jud. Cir., Dade County, Florida). On appeal, the Third District Court of Appeal, by opinion dated February 15, 2006, reversed the certification of the class. Plaintiffs' appeal to the Florida Supreme Court seeking discretionary review was denied in January 2007.

The federal Judicial Panel on Multi-District Litigation (MDL) has ordered that all federal *Prempro* cases be transferred for coordinated pretrial proceedings to the United States District Court for the Eastern District of Arkansas. Plaintiffs filed a Master Class Action Complaint in the MDL seeking damages for purchase price refunds and medical monitoring costs. The complaint sought to certify a 29-state consumer fraud subclass, a 29-state unfair competition subclass and a 24-state medical monitoring subclass of *Prempro* users. A class certification hearing was held June 1-3, 2005, and the District Court denied certification of all the proposed classes. No appeal was filed. Subsequently, however, class counsel in the MDL filed new motions for class certification, seeking certification of statewide refund classes for *Prempro* users in the states of California and West Virginia. Following briefing on the class certification motions, the MDL judge remanded the cases to federal courts in California and West Virginia for decision of the class certification issue. The West Virginia federal court case was subsequently dismissed. On February 19, 2008, prior to a hearing on the class certification motion in the California case, *Krueger v. Wyeth*, No. 03-cv-2496R, U.S.D.C., S.D. Cal., the court denied plaintiffs' motion without prejudice. A West Virginia state court case seeking certification of a statewide purchase price refund class remains pending. In that case, *Luikart v. Wyeth, et al.*, No. 04-C-127, Cir. Ct., Putnam County, W.V., a class certification hearing has been scheduled for November 21, 2008. A putative nationwide personal injury class action remains pending in Alberta, Canada: *Alcantara v. Wyeth, et al.*, No. 0601-00926, Court of Queens Bench of Alberta, Judicial District of Calgary, Canada. Finally, a putative province-wide class action, *Stanway v. Wyeth, et al.*, No. S87256, Supreme Court, British Columbia, Canada, remains pending. Both Canadian actions remain dormant, with no class certification hearing dates scheduled.

On March 22, 2006, the New York Supreme Court, Onondaga County, granted summary judgment in favor of the Company, dismissing the claims in *Browning, et al. v. Wyeth, Inc., et al.*, No. 2003-0261, on the grounds, among other things, that the labeling and warnings for *Prempro* and *Premarin* were adequate as a matter of law. On March 16, 2007, the Appellate Division, Fourth Department, of the New York Supreme Court unanimously affirmed the summary judgment and dismissal.

On September 15, 2006, a jury in the United States District Court for the Eastern District of Arkansas returned a verdict in favor of the Company in the case of *Reeves, et al. v. Wyeth*, No. 4:05CV00163 WRW. Plaintiffs have not appealed.

On October 4, 2006, a jury in the Pennsylvania Court of Common Pleas, Philadelphia County, hearing the case of *Nelson, et al. v. Wyeth, et al.*, No. 2004-01-001670, returned a verdict in favor of the plaintiff following the first phase of a bifurcated trial. The jury found that plaintiff had developed breast cancer as a result of her use of *Prempro* and set the amount of compensatory damages for plaintiff and her co-plaintiff husband at $1.5 million. Prior to the start of the second liability phase of the trial, a mistrial was declared by the court and the first phase verdict was set aside. On February 20, 2007, a jury in the same court hearing the retrial of the *Nelson* case awarded the plaintiffs $3.0 million in compensatory damages. The court had earlier granted the Company's motion to strike plaintiffs' punitive damages claim as unsupported by the evidence. On May 30, 2007, the court granted the Company's motion for judgment notwithstanding the verdict, dismissing the *Nelson* case. Plaintiffs are appealing the court's decisions to the Pennsylvania Superior Court.

On January 29, 2007, a jury in the Pennsylvania Court of Common Pleas, Philadelphia County, hearing the case of *Daniel, et al. v. Wyeth Pharmaceuticals, Inc., et al.*, No. 2004-06-002368, returned a verdict in favor of the plaintiffs, finding that plaintiff had developed breast cancer as a result of her use of *Prempro* and awarding a total of $1.5 million in compensatory damages. Although the *Daniel* jury also found that the Company's conduct warranted the imposition of punitive damages, the court subsequently entered judgment notwithstanding the verdict in favor of the Company on the punitive damages claim, finding that the evidence did not support punitive damages. Judgment was entered on behalf of the plaintiffs on the compensatory award. On August 24, 2007, the court vacated the compensatory damage judgment against the Company and ordered a new trial on the ground that plaintiffs had knowingly introduced at trial the deposition testimony of one of their experts that the expert had recanted prior to trial. Plaintiffs are appealing the vacatur of the judgment and the order for a new trial, as well as the judgment in the Company's favor on the punitive damages claim, to the Pennsylvania Superior Court.

On January 31, 2007, the 151st District Court of Harris County, Texas, granted summary judgment in favor of the Company, dismissing the claims in *Brockert, et al. v. Wyeth Pharmaceuticals, et al.*, No. 2003-49357. The court found, among other things, that plaintiffs' failure to warn claims were preempted by the regulation of prescription drug labeling by the U.S. Food and Drug Administration (FDA). Plaintiffs have appealed the grant of summary judgment, although the appeal is currently stayed pending the resolution of certain procedural issues in the trial court.

On February 15, 2007, a jury in the United States District Court for the Eastern District of Arkansas returned a verdict in favor of the Company in the case of *Rush v. Wyeth Inc.*, No. 4:05CV00497 WRW. On January 31, 2008, the United States Court of Appeals for the Eighth Circuit affirmed the judgment in favor of the Company.

On May 15, 2007, a jury in the Pennsylvania Court of Common Pleas, Philadelphia County, hearing the case of *Simon, et al. v. Wyeth Pharmaceuticals, Inc., et al.*, No. 2004-06-4229, returned a verdict in favor of the Company. Plaintiffs have not appealed the judgment in favor of the Company.

On September 24, 2007, the Pennsylvania Court of Common Pleas, Philadelphia County, entered an order in *Coleman, et al. v. Wyeth Pharmaceuticals, Inc., et al.*, No. 2004-06-020384, granting the Company's motion for summary judgment on statute of limitations grounds and dismissing the case. The court found that plaintiff was on notice of a possible connection between her breast cancer and her use of hormone therapy at the time of the diagnosis of the breast cancer in 2000 and that plaintiff was under a duty to investigate as of that date. The court rejected plaintiff's argument that she was not on notice of a potential claim and that her cause of action did not begin to accrue until the termination of the WHI study in July 2002. Plaintiffs are appealing the summary judgment in favor of the Company to the Pennsylvania Superior Court. Since the *Coleman* decision, the court has recently entered summary judgment in two similar cases in which plaintiffs failed to file their complaint within two years of their breast cancer diagnosis: *Manolo v. Wyeth Pharmaceuticals, Inc., et al.*, No. 004503, and *Hess v. Wyeth Pharmaceuticals, Inc., et al.*, No. 003973.

On October 10, 2007, in *Rowatt, et al. v. Wyeth, et al.*, No. CV04-01699, Second District Court, Washoe County, Nevada, a case in which three plaintiffs alleged that they had developed breast cancer as a result of their use of *Prempro* and/or *Premarin*, the jury returned a verdict in favor of the plaintiffs, awarding a total of $134.5 million in compensatory damages. On October 12, 2007, the Court determined that the jury had erroneously included damages of a punitive nature in its compensatory verdict and permitted the jury to re-deliberate on the compensatory award. The jury returned a new compensatory verdict in favor of the plaintiffs that totaled approximately $35.0 million. Following a brief evidentiary/argument phase, the jury was then instructed to deliberate for a third time on October 15, 2007 on the question of punitive damages. It did so, returning a verdict for plaintiffs totaling $99.0 million in punitive damages. On February 5, 2008, the trial court denied the Company's motions for a new trial or for judgment notwithstanding the verdict. On February 19, 2008, the trial court entered an order remitting the total compensatory verdict for the three plaintiffs to $22.8 million, and remitting the total punitive award to $35.0 million. The Company plans to file an appeal from the judgment to the Nevada Supreme Court. The Company believes that it has strong arguments for reversal or further reduction of the awards on appeal due to the significant number of legal errors made during the trial and in the charge to the jury and due to a lack of evidence to support aspects of the verdict. Nevada law requires the posting of a bond in the full amount of the verdict during the pendency of the appeal, if requested by the plaintiff and at the discretion of the court. The Company has moved to stay enforcement of the judgment, without bond, pending its appeal. The trial court has entered an interim stay but has not yet considered the motion for a stay pending the appeal.

On October 22, 2007, the Minnesota District Court, Hennepin County, granted summary judgment in favor of the Company, dismissing all of the claims in *Zandi v. Wyeth, et al.*, No. 27-CV-06-6744, which was set for trial in early 2008. The court found that plaintiff had offered no evidence that her hormone therapy use had caused her breast cancer other than the opinions of two experts whose testimony the court had excluded in a prior opinion. The prior opinion had excluded the testimony of those experts on the grounds, among others, that the experts were not qualified to opine that hormone therapy caused plaintiff's breast cancer, that the epidemiological evidence proffered by plaintiff through the experts was not sufficient to identify hormone therapy as the specific cause of breast cancer in plaintiff, and that plaintiff had not provided any evidence of a method generally accepted in the scientific community by which an expert could determine the cause of breast cancer in a particular individual. On January 17, 2008, the court denied plaintiff's motion for reconsideration of both opinions.

On February 25, 2008, a jury in the United States District Court for the Eastern District of Arkansas returned a verdict in favor of the plaintiff in *Scroggin v. Wyeth, et al.*, No. 4:04CV01169 WRW, finding the Company and co-defendant Upjohn jointly and severally liable for $2.75 million in compensatory damages. A second phase of the trial to determine whether the defendants are liable for punitive damages is scheduled to begin on March 3, 2008.

Of the 27 hormone therapy cases alleging breast cancer that have been resolved after being set for trial, 22 now have been resolved in the Company's favor (by voluntary dismissal by the plaintiffs, summary judgment, defense verdict or judgment for the Company notwithstanding the verdict), several of which are being appealed by the plaintiff. Of the remaining five cases, two such cases have been settled; one (*Daniel*) resulted in a plaintiffs' verdict that was vacated by the court and a new trial ordered (which plaintiffs have appealed); one (*Rowatt*) resulted in a plaintiffs' verdict that the Company is appealing; and one (*Scroggin*) is not yet concluded. Additional cases have been voluntarily dismissed by plaintiffs before a trial setting. Trials of additional hormone therapy cases are scheduled throughout 2008.

As the Company has not determined that it is probable that a liability has been incurred and an amount is reasonably estimable, the Company has not established any litigation accrual for its hormone therapy litigation.

Thimerosal Litigation

The Company has been served with approximately 390 lawsuits, on behalf of approximately 1,000 vaccine recipients, alleging that the cumulative effect of thimerosal, a preservative used in certain childhood vaccines formerly manufactured and distributed by the Company as well as by other vaccine manufacturers, causes severe neurological damage and/or autism in children. Twelve of these lawsuits were filed as putative nationwide or statewide class actions in various federal and state courts throughout the United States, including in Massachusetts, Florida, New Hampshire, Oregon, Washington, Pennsylvania, New York, California and Kentucky, seeking medical monitoring, a fund for research, compensation for personal injuries and/or injunctive relief. No classes have been certified to date, and all but one of the putative class actions have been dismissed, either by the court or voluntarily by plaintiffs. In the one remaining case, in Kentucky, the court dismissed all claims except plaintiffs' fraud claim, which has been stayed.

To date, the Company generally has been successful in having these cases dismissed or stayed on the ground that the minor plaintiffs have failed to file in the first instance in the United States Court of Federal Claims under the National Childhood Vaccine Injury Act (Vaccine Act). The Vaccine Act mandates that plaintiffs alleging injury from childhood vaccines first bring a claim under the Vaccine Act. At the conclusion of that proceeding, plaintiffs may bring a lawsuit in federal or state court, provided that they have satisfied certain procedural requirements.

In July 2002, the Court of Federal Claims established an Omnibus Autism Proceeding with jurisdiction over petitions in which vaccine recipients claim to suffer from autism or autism spectrum disorder as a result of receiving thimerosal-containing childhood vaccines or the measles, mumps and rubella (MMR) vaccine. There currently are approximately 4,900 petitions pending in the Omnibus Autism Proceeding. Autism General Order #1 established a two-step procedure for recovery: The first step will be an inquiry into the general causation issues involved in the cases; the second step will entail the application of the general causation conclusions to the individual cases. The Court of Federal Claims is allowing petitioners to present three different theories of general causation: (1) that MMR vaccines (which were not made by the Company) and thimerosal-containing vaccines can combine to cause autism; (2) that thimerosal-containing vaccines alone can cause autism; and (3) that MMR vaccines alone can cause autism. With respect to each theory of causation, petitioners will select three petitioners whose cases will serve as "test cases" for the individual theories. Hearings for each of the three test cases for the first theory of general causation took place in 2007, and the court has ordered that three test cases for each of the remaining two theories be completed by September 30, 2008.

Under the terms of the Vaccine Act, if a claim is adjudicated by the Court of Federal Claims, a claimant must formally elect to reject the Court's judgment if the claimant wishes to proceed against the manufacturer in federal or state court. Also under the terms of the Vaccine Act, if a claim has not been adjudicated by the Court within 240 days of filing, the claimant has 30 days to decide whether to opt out of the proceeding and pursue a lawsuit against the manufacturer. Upon a claimant's motion, this 30-day window may be suspended for 180 days, allowing the claimant to withdraw once 420 days have passed. After this window has passed, if a claimant wishes to retain the right to sue a manufacturer at a later date, the claimant must remain in the Court of Federal Claims until a final decision is obtained. Of the approximately 1,000 vaccine recipients who have sued the Company, 716 have filed petitions with the Court of Federal Claims. Of those 716, 307 have withdrawn from the Court of Federal Claims, although not all of them have properly exhausted their remedies under the Vaccine Act.

In addition to the claims brought by or on behalf of children allegedly injured by exposure to thimerosal, certain of the approximately 390 pending thimerosal cases have been brought by parents in their individual capacities for loss of services and loss of consortium of the injured child. These claims are not currently covered by the Vaccine Act. Additional thimerosal cases may be filed in the future against the Company and the other companies that marketed thimerosal-containing products.

In thimerosal litigation directly against the Company outside of the Omnibus Autism Proceeding, the first trial was expected to take place in November 2007 in *Blackwell, et al. v. Sigma Aldrich, Inc., et al.*, No. 24-C-04-004829 (Baltimore City Circ. Ct., MD). The *Blackwell* trial date was adjourned by the court so that it could conduct an evidentiary hearing on the qualifications and opinions of the parties' respective expert witnesses. On December 21, 2007, the court granted the Company's motion to preclude plaintiffs' expert witnesses from testifying that exposure to thimerosal-containing vaccines can cause autism, and, on February 8, 2008, the court granted the Company's motion for summary judgment.

PPA Litigation

In November 2000, the Company withdrew from the market those formulations of its *Dimetapp* and *Robitussin* cough/cold products that contained the ingredient phenylpropanolamine (PPA) at the request of the FDA and announced that it no longer would ship products containing PPA to its retailers. The FDA's request followed the reports of a study that raised a possible association between PPA-containing products and the risk of hemorrhagic stroke. As of December 31, 2007, the Company was a named defendant in approximately 20 individual PPA lawsuits on behalf of approximately 40 plaintiffs in federal and state courts throughout the United States and Canada seeking damages for alleged personal injuries. In addition, there is one putative economic damage class action, which also contains personal injury allegations as to the class, pending in the Ontario Superior Court of Justice in Canada. In every instance to date in which class certification has been decided in a PPA case, certification has been denied.

Effexor *Litigation*

The Company has been named as a defendant in a multi-plaintiff suit, *Baumgardner, et al. v. Wyeth*, No. 2:05-CV-05720, U.S.D.C., E.D. Pa., on behalf of 10 plaintiff families alleging personal injury damages as the result of a family member's use of *Effexor*. Plaintiffs allege that *Effexor* caused various acts of suicide, attempted suicide, hostility and homicide in adults and/or children or young adults taking the product. Plaintiffs seek an unspecified amount of compensatory damages.

The Company also is defending approximately 16 individual product liability lawsuits in various jurisdictions for personal injuries, including, among other alleged injuries, wrongful death from suicide or acts of hostility allegedly resulting from the use of *Effexor*. In one of these cases, *Giles v. Wyeth Inc., et al.*, No. 04-cv-4245-JPG, a jury in the United States District Court for the Southern District of Illinois returned a verdict in favor of the Company on July 24, 2007. The plaintiff had alleged that plaintiff's decedent committed suicide after ingesting *Effexor*. Plaintiff has appealed this case to the United States Court of Appeals for the Seventh Circuit. In another *Effexor* case with similar allegations, *Dobbs v. Wyeth Pharmaceuticals*, No. CIV-04-1762-D, the United States District Court for the Western District of Oklahoma entered judgment dismissing plaintiff's failure to warn claims on January 18, 2008 on the basis of federal preemption. The court has stayed plaintiff's remaining claims, and plaintiff has filed a notice of appeal to the United States Court of Appeals for the Tenth Circuit.

Norplant *Litigation*

The Company is a party to and continues to defend lawsuits in federal and state courts throughout the United States involving injuries alleged to have resulted from the use of the *Norplant* system, the Company's former implantable contraceptive containing levonorgestrel. Class certification has been denied in all putative class actions except in Louisiana, where a lower court certified a statewide personal injury class of Louisiana *Norplant* users, *Davis v. American Home Products Corporation*, No. CDC 94-11684, Orleans Parish, Louisiana. Notice of the Louisiana *Norplant* class action has been sent to potential class members, and a trial date is expected to be set during 2008 (a 2007 trial date was continued at plaintiffs' request). In addition to the *Davis* case, the Company continues to defend several pending individual cases alleging disparate injuries, including complications stemming from the removal of *Norplant* capsules, miscarriage and stroke. Most of these matters are subject to being dismissed for want of prosecution, and the Company is moving to do so when appropriate.

Duract ***Litigation***
The Company's non-narcotic analgesic pain reliever, *Duract*, was voluntarily withdrawn from the market in 1998. Following the withdrawal, numerous putative personal injury class actions were brought against the Company in federal and state courts throughout the United States for personal injuries, including kidney failure, hepatitis, liver transplant and death, allegedly resulting from the use of *Duract*. Currently, there is only one such case pending, *Chimento, et al. v. Wyeth-Ayerst Laboratories* Co., No. 85-00437C, Dist. Ct., St. Bernard Parish, Louisiana, which seeks the certification of a class of Louisiana residents who were exposed to and who allegedly suffered injury from *Duract*. The plaintiffs are seeking compensatory and punitive damages, the refund of all purchase costs, and the creation of a court-supervised medical monitoring program for the diagnosis and treatment of liver damage and related conditions allegedly caused by *Duract*. In 2004, plaintiffs moved to dismiss the class allegations, but the court has not ruled on this motion. The Company also is a defendant in a putative class action for economic damages with respect to *Duract* (*Blue Cross and Blue Shield of Alabama, et al. v. Wyeth*, CV-2003-6046, Cir. Ct. Jefferson County, Alabama). On February 27, 2006, the Circuit Court of Alabama, Jefferson County, certified a nationwide class of third-party payors seeking the recovery of monies paid by such entities for *Duract* that was not used by their insureds as of the date *Duract* was withdrawn from the market. An appeal of the class certification order was filed on April 7, 2006 in the Alabama Supreme Court. Briefing by the parties was completed early in 2007, and a decision is expected in 2008.

ProHeart ***6 Litigation***
Three putative class action lawsuits are pending involving the veterinary product *ProHeart 6*, which Fort Dodge Animal Health voluntarily recalled from the market in September 2004. The putative class representative in *Dill, et al. v. American Home Products, et al.*, No. CJ 2004 05879 (Dist. Ct., Tulsa County, Oklahoma) seeks to represent a nationwide class of individuals whose canines have been injured or died as a result of being injected with *ProHeart 6*. The plaintiffs are seeking compensatory damages for their alleged economic loss and punitive damages. The plaintiff in *Rule v. Fort Dodge Animal Health, Inc., et al.*, No. 06-10032-DPW (U.S.D.C., D. Mass.), is seeking economic damages on behalf of herself and all other Massachusetts residents who purchased and had their pets injected with *ProHeart 6*. In addition, a nationwide putative class action, *Jones v. Fort Dodge Animal Health*, No. 01 2005 CA 00761 (Cir. Ct., Alachua County, Florida), has been filed in which plaintiff seeks to recover economic damages on behalf of herself and all other U.S. residents who purchased *ProHeart 6* and administered it to their pet.

Patent Litigation

Enbrel ***Litigation***
On April 20, 2006, Amgen filed suit against ARIAD Pharmaceuticals, Inc., et al., in the United States District Court of Delaware seeking a declaratory judgment that making, using, selling, offering for sale and/or importing into the United States *Enbrel* does not infringe United States Patent No. 6,410,516, owned by ARIAD, and that such patent is invalid. The Company was not named as a party to that suit. ARIAD claims that its patent covers methods of treating disease by regulation or inhibition of NF-(kappa) B, a regulatory pathway within many cells. The Company and Amgen co-promote *Enbrel* in the United States. On April 17, 2007, ARIAD amended its Answer to add the Company as a party to the lawsuit and allege that *Enbrel* infringes ARIAD's patent. ARIAD sought unspecified damages and further alleged that the Company willfully infringed that patent, entitling ARIAD to enhanced damages. Under its co-promotion agreement with Amgen for the co-promotion of *Enbrel*, the Company has an obligation to pay a portion of any patent litigation expenses related to *Enbrel* in the United States and Canada as well as a portion of any damages or other monetary relief awarded in such patent litigation. On December 12, 2007, the Court granted ARIAD's request to dismiss its claims against the Company without prejudice. The Company continues to believe that ARIAD's patent is invalid, unenforceable and not infringed by *Enbrel*.

Protonix ***Litigation***
The Company has received notifications from multiple generic companies that they have filed Abbreviated New Drug Applications (ANDA) seeking FDA approval to market generic pantoprazole sodium 20 mg and 40 mg delayed release tablets. Pantoprazole sodium is the active ingredient used in *Protonix*. The Orange Book lists two patents in connection with *Protonix* tablets. The first of these patents covers pantoprazole and expires in July 2010. The other listed patent is a formulation patent and expires in December 2016. The Company's licensing partner, Altana Pharma AG (Altana) (since acquired by Nycomed GmbH (Nycomed)), is the owner of these patents.

In May 2004, Altana and the Company filed suit against Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries, Ltd. (collectively, Teva) in the United States District Court for the District of New Jersey alleging that Teva's filing of an ANDA seeking FDA approval to market generic pantoprazole sodium tablets infringed the patent expiring in July 2010. As a result of the filing of that suit, final FDA approval of Teva's ANDA was automatically stayed until August 2, 2007. On April 13, 2005, Altana and the Company filed suit against Sun Pharmaceutical Advanced Research Centre Ltd. and Sun Pharmaceutical Industries Ltd. (collectively, Sun) in the United States District Court for the District of New Jersey alleging that Sun's filing of an ANDA seeking FDA approval to market generic pantoprazole sodium tablets infringed the patent expiring in July 2010. As a result of that suit, final FDA approval of Sun's ANDA was automatically stayed until September 8, 2007. On August 4, 2006, Altana and the Company filed suit against KUDCO Ireland, Ltd. (Kudco) in the United States District Court for the District of New Jersey alleging that Kudco's filing of an ANDA seeking FDA approval to market generic pantoprazole sodium tablets infringed the patent expiring in July 2010. As a result of that suit, final FDA approval of Kudco's ANDA was automatically stayed until at least January 17, 2009, unless there is an earlier court decision holding the patent at issue invalid or not infringed. These litigations seek declaratory and injunctive relief against infringement of this patent prior to its expiration. These cases have been consolidated into a single proceeding pending before the United States District Court for the District of New Jersey. No trial date has yet been set.

Both Teva's and Sun's ANDA for pantoprazole sodium tablets were finally approved by the FDA on August 2, 2007 and September 10, 2007, respectively. In anticipation of potential final approval of those ANDAs, on June 22, 2007, the Company and Nycomed filed a motion with the Court seeking a preliminary injunction against both Teva and Sun that would prevent them from launching generic versions of *Protonix* until the Court enters a final decision in the litigation. On September 6, 2007, the Court denied the motion. The Court determined that Teva had raised sufficient questions about the validity of the patent to preclude the extraordinary remedy of a preliminary injunction. The Court did not conclude that the patent was invalid or not infringed and emphasized that its findings were preliminary. A notice of appeal from the denial of the preliminary injunction was filed on October 4, 2007. The case will now proceed to trial, and the Court stated that, in order to establish that the patent is invalid at trial, the generic companies would need to meet a higher burden of proof, clear and convincing evidence.

In December 2007, Teva launched a generic pantoprazole tablet "at risk." Sun also launched a generic pantoprazole tablet "at risk" in late January 2008. The Company will seek to recover its lost profits and other damages resulting from Teva's and Sun's infringing sales and will continue to seek court orders prohibiting further sales of generic pantoprazole prior to expiration of the pantoprazole compound patent. The Company and Nycomed intend to continue to vigorously enforce their patent rights, continue to believe that the pantoprazole patent is valid and enforceable, and believe that the patent will withstand the challenges by these generic companies.

The Company also has received notice of ANDA filings for generic pantoprazole sodium tablets that acquiesced to the listed compound patent and challenged only the listed formulation patent. To date, the Company has not filed suit against those challengers. Any of those challengers could in the future modify their respective ANDA filings to challenge the compound patent.

In June 2005, Sun notified the Company and Altana that Sun had filed an ANDA seeking FDA approval to market generic pantoprazole sodium 40 mg base/vial I.V. The Orange Book lists two patents in connection with *Protonix* I.V. The first of these patents, which is being challenged in the patent litigation described above with respect to pantoprazole tablets, covers the compound pantoprazole and expires in July 2010. The other listed patent is a formulation patent and expires in November 2021. The Company's licensing partner, Altana, is the owner of these patents. On August 5, 2005, Altana and the Company filed suit against Sun in the United States District Court for the District of New Jersey alleging infringement of the patent expiring in 2010 and seeking declaratory and injunctive relief against infringement of this patent prior to its expiration.

In December 2007, Apotex Inc. and Apotex Corp. (collectively, Apotex) notified the Company and Nycomed that they had filed an ANDA seeking FDA approval to market generic pantoprazole sodium 40 mg base/vial I.V. and challenging the patent expiring in 2021. On February 7, 2008, the Company and Nycomed filed suit against Apotex in the United States District Court for the Northern District of Illinois alleging infringement of that patent and seeking declaratory and injunctive relief against infringement of the patent prior to its expiration.

Effexor *Litigation*

On March 24, 2003, the Company filed suit in the United States District Court for the District of New Jersey against Teva alleging that the filing of an ANDA by Teva seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HCl extended release capsules infringes certain of the Company's patents and seeking declaratory and injunctive relief against infringement of these patents prior to their expiration. Venlafaxine HCl is the active ingredient used in *Effexor XR* (extended release capsules). The patents involved in the litigation relate to methods of using extended release formulations of venlafaxine HCl. These patents expire in 2017. Teva asserted that these patents are invalid and/or not infringed. In December 2005, the Company settled this litigation with Teva. This settlement became effective on January 13, 2006.

Under the terms of the settlement, Teva is permitted to launch generic versions of *Effexor XR* (extended release capsules) and *Effexor* (immediate release tablets) in the United States pursuant to the following licenses:

- A license (exclusive for a specified period and then non-exclusive) under the Company's U.S. patent rights permitting Teva to launch an AB rated, generic version of *Effexor XR* (extended release capsules) in the United States beginning on July 1, 2010, subject to earlier launch based on specified market conditions or developments regarding the applicable patent rights, including the outcome of other generic challenges to such patent rights; and
- An exclusive license under the Company's U.S. patent rights permitting Teva to launch an AB rated, generic version of *Effexor* (immediate release tablets) in the United States beginning on June 15, 2006, subject to earlier launch based on specified market conditions.

In connection with each of these licenses, Teva has agreed to pay the Company specified percentages of profit from sales of each of the Teva generic versions. These sharing percentages are subject to adjustment or suspension based on market conditions and developments regarding the applicable patent rights.

The Company and Teva also executed definitive agreements with respect to generic versions of *Effexor XR* (extended release capsules) in Canada. As a result of the introduction of additional generic competition in Canada in the 2007 fourth quarter, the Company's royalty from Teva on its Canadian sales of generic extended release venlafaxine HCl capsules has been suspended.

The above description is not intended to be a complete summary of all of the terms and conditions of the settlement. Many of the terms of the settlement, including the dates on which Teva may launch generic versions of the Company's *Effexor XR* (extended release capsules) and *Effexor* (immediate release tablets) products and the terms of the Company's sharing in Teva's gross profits from such generic versions, are subject to change based on future market conditions and developments regarding the applicable patent rights, including the outcome of other generic challenges. There can be no assurance that *Effexor XR* (extended release capsules) will not be subject to generic competition in the United States prior to July 1, 2010.

The Company has filed suit against the following additional generic companies that have filed applications seeking FDA approval to market generic versions of venlafaxine HCl in the United States.

On April 5, 2006, the Company filed suit in the United States District Court for the District of Delaware against Impax Laboratories, Inc. (Impax), alleging that the filing by Impax of an ANDA seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HCl extended release capsules infringes the same three patents that were at issue in the previously settled Teva litigation discussed above. The filing of that suit triggered a 30-month stay of FDA approval that expires on or about August 22, 2008, unless there is an earlier court decision holding the patents at issue invalid or not infringed. Trial in the Impax case is scheduled to begin in April 2008. On April 12, 2006, the Company filed suit in the United States District Court for the Central District of California against Anchen Pharmaceuticals, Inc. (Anchen) and related parties, alleging that the filing of an ANDA by Anchen seeking FDA approval to market 150 mg venlafaxine HCl extended release capsules infringes these same patents. The filing of that suit triggered a 30-month stay of FDA approval that expires on or about August 28, 2008, unless there is an earlier court decision holding the patents at issue invalid or not infringed. On November 14, 2006, the Company filed suit against Anchen in the United States District Court for the Central District of California alleging that the filing by Anchen of an ANDA seeking FDA approval to market 37.5 mg and 75 mg venlafaxine HCl extended release capsules infringes these same patents. The filing of that suit triggered a 30-month stay of FDA approval that expires on or about April 9, 2009, unless there is an earlier court decision holding the patents at issue invalid or not infringed. Trial in the Anchen cases is scheduled to begin in September 2008. On March 12, 2007, the Company filed suit in the United States District Court for the District of Maryland against Lupin Ltd. and Lupin Pharmaceuticals, Inc. (collectively, Lupin), alleging that the filing by Lupin of an ANDA seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HCl extended release capsules infringes these same patents. The filing of that suit triggered a 30-month stay of FDA approval that expires on or about July 29, 2009, unless there is an earlier court decision holding the patents at issue invalid or not infringed. No trial date has been scheduled. On June 22, 2007, the Company filed suit in the United States District Court for the Eastern District of North Carolina against Sandoz Inc. (Sandoz), alleging that the filing of its ANDA seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HCl extended release capsules infringes these same patents. The filing of that suit triggered a 30-month stay of FDA approval that expires on or about November 14, 2009, unless there is an earlier court decision holding the patents at issue invalid or not infringed. No trial date has been scheduled. On July 6, 2007, the Company filed suit in the United States District Court for the Northern District of West Virginia against Mylan Pharmaceuticals Inc. (Mylan), alleging that the filing of its ANDA seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HCl extended release capsules infringes these same patents. The filing of that suit triggered a 30-month stay of FDA approval that expires on or about November 23, 2009, unless there is an earlier court decision holding the patents at issue invalid or not infringed. Trial is scheduled to begin on October 13, 2009. On August 8, 2007, the Company filed a lawsuit against Wockhardt Limited (Wockhardt) in the United States District Court for the Central District of California alleging that Wockhardt's filing of an ANDA seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HCl extended release capsules infringes these same patents. The filing of that suit triggered a 30-month stay of FDA approval that expires on or about December 26, 2009, unless there is an earlier court decision holding the patents at issue invalid or not infringed. No trial date has been scheduled. Because none of Impax, Anchen, Lupin, Sandoz, Mylan or Wockhardt has, to date, made any allegations as to the Company's patent covering the compound venlafaxine itself, these ANDAs cannot, in any event, be approved until the expiration of that patent, and its associated pediatric exclusivity period, on June 13, 2008.

On April 20, 2007, the Company filed a lawsuit in the United States District Court for the Eastern District of North Carolina against Osmotica Pharmaceutical Corp. (Osmotica) alleging that Osmotica's filing of an application with the FDA pursuant to 21 U.S.C. 355(b)(2), also known as a 505(b)(2) application, seeking approval to market 37.5 mg, 75 mg, 150 mg and 225 mg venlafaxine HCl extended release tablets infringes two of the same patents that are at issue in the above-mentioned litigations. Under the 30-month stay provision of the Hatch-Waxman Act, any FDA approval of the Osmotica application may not be made effective before September 2009, unless there is an earlier court decision holding each of the asserted patents invalid or not infringed. Like the ANDA filers discussed above, Osmotica did not challenge the Company's patent covering the compound venlafaxine itself. The Company and Osmotica have agreed upon a proposed settlement of this litigation. Under the terms of the proposed settlement, the Company would grant Osmotica a royalty-bearing license under certain of its patents. The effectiveness of the proposed settlement, which the Company has elected to submit to the U.S. Federal Trade Commission (FTC) for review, is subject to the court entering certain orders requested by the parties.

In addition, on August 29, 2007, the Company received notice that Sun filed an ANDA seeking FDA approval to market venlafaxine HCl extended release tablets before the expiration of the Company's patents at issue in the above-mentioned litigations. Sun asserted that these patents are not infringed and are invalid. Based upon Sun's assertions and a review of Sun's filing, the Company decided not to file suit against Sun and has provided Sun with a covenant not to sue limited to the product defined in Sun's ANDA and the same three patents involved in the other litigations. Based on existing FDA practice, Sun's ANDA for a tablet product could be approved without regard to Teva's 180-day generic exclusivity as the first company to file an ANDA challenging these patents for a capsule product. Sun did not make any allegations as to the Company's patent covering the compound venlafaxine itself, and the covenant not to sue does not apply to that patent. Accordingly, Sun's ANDA could be approved as early as the expiration of that patent, and its associated pediatric exclusivity period, on June 13, 2008, but no sooner.

We anticipate that, if approved, the FDA would not rate Osmotica's or Sun's tablet product as therapeutically equivalent, also referred to as AB rated, to *Effexor XR* (extended release capsules). Therefore, these tablet products ordinarily would not be substitutable for *Effexor XR* (extended release capsules) at the pharmacy level.

On July 26, 2006, Alza Corporation (Alza) filed suit in the United States District Court for the Eastern District of Texas against the Company and one of its subsidiaries alleging that the manufacture, use and sale of *Effexor XR* (extended release capsules) by the Company infringes U.S. Patent No. 6,440,457 B1. The Company filed an Answer and Counterclaim, claiming that the Alza patent is not infringed and is invalid and unenforceable. Additionally, the Company filed a Request for Re-examination of the Alza patent with the United States Patent and Trademark Office, which was granted. This litigation was settled in late 2007, but the re-examination proceeding remains ongoing.

Following its launch of a generic version of venlafaxine HCl capsules in Canada, ratiopharm Inc. (ratiopharm) sued Wyeth and Wyeth Canada on October 24, 2007 in Federal Court in Canada, contending that ratiopharm's marketing approval to sell generic venlafaxine HCl capsules in Canada had been wrongfully delayed over 18 months as a result of an abbreviated patent infringement proceeding brought by Wyeth and Wyeth Canada against ratiopharm in February 2006, which was dismissed on August 1, 2007. Ratiopharm is seeking damages based on alleged lost sales of its generic venlafaxine HCl capsules and other unspecified products for the time period in question. The Company believes that its Canadian patent covering extended release formulations of venlafaxine HCl, and methods of their use, is valid and has been infringed by ratiopharm. On December 6, 2007, the Company filed a Statement of Defence and Counterclaim denying that ratiopharm is entitled to damages and asserting that ratiopharm's product infringes or infringed the Company's patents. The Company intends to vigorously defend itself in this litigation.

ReFacto *Litigation*

On February 15, 2008, Novartis Vaccines and Diagnostics, Inc. filed suit against the Company and a subsidiary of the Company, in the United States District Court of Eastern District of Texas. The lawsuit alleges that the manufacture, use, sale, offer for sale, importation and/or exportation of the Company's *ReFacto* product infringes United States Patent Nos. 6,060,447 and 6,228,620 B1. The complaint seeks damages, including treble damages, for alleged willful infringement. The Company is investigating these allegations and will respond appropriately.

Lybrel *Litigation*

In a letter dated January 28, 2008, Watson Pharmaceuticals notified the Company that it had filed an ANDA seeking FDA approval to market levonorgestrel and ethinyl estradiol tablets, 0.09 mg/0.02 mg. Levonorgestrel and ethinyl estradiol are the active ingredients in *Lybrel*. The Orange Book lists one patent in connection with *Lybrel*, which expires in September 2018. The Company is currently evaluating its options.

Prempro *Litigation*

On September 27, 2007, two lawsuits were filed against the Company in Canada involving the Company's patent applications concerning low-dose estrogen/progestin combinations. *Wolfe v. Wyeth et al.*, Federal Court, Canada, File No. T-1742-07, and *Wolfe et al. v. Wyeth et al.*, Superior Court of Justice, Ontario, Canada, File No. 55541. The Company markets such a combination as *Prempro*. Dr. Wolfe, an individual, claims to be either the sole or a joint inventor of these applications. The action in the Canadian Federal Court asks the Court to determine who is the inventor of patents relating to the Company's current *Prempro* formulations. The action in the Superior Court of Ontario seeks an order declaring Dr. Wolfe to be the owner of the patent applications and seeks damages of approximately $100.0 million for breach of contract, breach of confidence and breach of fiduciary duty, as well as approximately $25.0 million in punitive damages. On February 15, 2008, the Company filed a declaratory judgment action against Dr. Wolfe in the U.S. District Court for the Eastern District of Pennsylvania arguing that his claims in the Superior Court are barred by the statute of limitations and asking for a declaration of no breach as to his other claims. *Wyeth v. Wolfe*, 2:08-cv-00754 (E.D. Pa.). The Company has also filed a motion to dismiss or stay the Canadian Superior Court action in favor of the Pennsylvania case. The Company believes that Dr. Wolfe's claims are without merit and intends to vigorously prosecute these lawsuits.

CYPHER Litigation

In January 2003, Cordis Corporation (Cordis), a Johnson & Johnson company, brought a lawsuit against Boston Scientific Corporation (Boston Scientific) in the United States District Court for the District of Delaware seeking to enforce Cordis' stent architecture patent. In March 2003, Boston Scientific brought a patent infringement lawsuit in the District Court against Cordis seeking to enforce a patent on stent coatings against Cordis' CYPHER sirolimus drug-eluting stent. After jury trial, Boston Scientific was found to infringe Cordis' stent architecture patents, and Cordis was found to infringe Boston Scientific's coatings patent. On October 19, 2007, Cordis appealed the judgment that it infringed Boston Scientific's patent.

On March 16, 2007 and June 11, 2007, Medtronic, Inc. filed two patent infringement lawsuits in the United States District Court for the Eastern District of Texas against Cordis seeking to enforce its patents against Cordis' CYPHER stent. On October 9, 2007, Bruce Saffran, an individual, filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against Cordis seeking to enforce his patent against Cordis' CYPHER stent.

Although the Company is not a party to any of these lawsuits, if Cordis were to be enjoined from selling the CYPHER stent, the Company's alliance revenue would be adversely affected. Cordis has advised the Company that it intends to vigorously defend these lawsuits.

Commercial Litigation

Securities/Shareholder Litigation

On November 14, 2007, a putative class action was filed alleging that the Company and Robert Essner, the Company's Chairman of the Board, made false and/or misleading statements about the safety of *Pristiq* and failed to disclose hepatic and cardiovascular events seen in the *Pristiq* clinical trials, all in violation of Section 10(b) of the Securities Exchange Act of 1934 (the 1934 Act) and Rule 10b-5 promulgated thereunder, as well as Section 20(a) of the 1934 Act. Plaintiff claims to have purchased Wyeth securities during the alleged class period (January 31, 2006 through July 24, 2007) and to have been damaged by the drop in the Company's share price following the announcement of the FDA's approvable letter for *Pristiq* for the treatment of vasomotor symptoms on July 24, 2007. *City of Livonia Employees' Retirement System, et al. v. Wyeth, et al.*, No. 07-CV-10329, U.S.D.C., S.D.N.Y. Pursuant to the terms of the federal Private Securities Litigation Reform Act of 1995, other shareholders with an interest in being appointed as the lead plaintiff in the case were required to move for such appointment by January 14, 2008. Only one other entity – Pipefitters Union Local 537 Pension Fund (the Pipefitters Union), which is represented by the same law firm that filed the original complaint – filed such a motion, and in an order entered on February 26, 2008, the court granted that motion and appointed the Pipefitters Union as the lead plaintiff. The Company's time to answer or move is stayed pending the filing of an amended complaint, if any, by the lead plaintiff.

On November 20, 2007, a shareholder derivative suit alleging breach of fiduciary duty, waste of corporate assets, unjust enrichment and violations of the 1934 Act relating to the FDA's July 2007 approvable letter for *Pristiq* was filed against 16 current and former directors and officers of the Company. *Staehr, et al. v. Essner, et al.*, No. 07-CV-10465, U.S.D.C., S.D.N.Y. Pursuant to an agreement between the parties, the derivative action will be stayed until such time as the court decides a motion to dismiss by the Company in the securities class action or the Company files an answer in that case.

Average Wholesale Price Litigation

The Company, along with numerous other pharmaceutical companies, currently is a defendant in a number of lawsuits, described below, brought by both private and public persons or entities in federal and state courts throughout the United States in which plaintiffs allege that the Company and other defendant pharmaceutical companies artificially inflated the Average Wholesale Price (AWP) of their drugs, which allegedly resulted in overpayment by, among others, Medicare and Medicare beneficiaries and by state Medicaid plans. Plaintiffs involved in these lawsuits generally allege that this alleged practice is fraudulent, violates the Sherman Antitrust Act and constitutes a civil conspiracy under the federal Racketeer Influenced and Corrupt Organizations Act.

The Company is a defendant in two private class actions, *Swanston v. TAP Pharmaceuticals Products, Inc., et al.*, No. CV2002-004988, Sup. Ct., Maricopa County, Arizona; and *International Union of Operating Engineers, et al. v. AstraZeneca PLC, et al.*, No. MON-L-3136-06, Super. Ct., Monmouth County, New Jersey, filed on behalf of Medicare beneficiaries who make co-payments, as well as private health plans and ERISA plans that purchase drugs based on AWP.

The Company also is a defendant in four AWP matters filed by state Attorneys General: *State of Alabama v. Abbott Laboratories, Inc., et al.*, No. CV 2005-219, Cir. Ct., Montgomery County, Alabama; *The People of Illinois v. Abbott Laboratories, Inc., et al.*, No. 05CH0274, Cir. Ct., Cook County, Illinois; *State of Iowa v. Abbott Laboratories, Inc., et al.*, Case No. 4:07-cv-00461-JAJ-CFB, U.S.D.C., S.D. Iowa; and *State of Mississippi v. Abbott Laboratories, Inc., et al.*, No. C2005-2021, Chancery Ct., Hinds County, Miss. In each of these cases, the plaintiff alleges that defendants provided false and inflated AWP, Wholesale Acquisition Cost and/or Direct Price information for their drugs to various national drug industry reporting services. The Alabama, Illinois and Mississippi cases were removed to federal court in November 2006 but have since been remanded to state court. The Iowa case was recently removed to federal court and has been conditionally transferred to MDL proceedings taking place in the United States District Court for the District of Massachusetts under the caption: *In re: Pharmaceutical Industry AWP Litigation*, MDL 1456.

A total of 49 New York counties and the City of New York have filed AWP actions naming the Company and numerous other pharmaceutical manufacturers as defendants. All of these actions were removed to federal court, and 46 of the cases have been transferred to the MDL proceedings, where they have joined in a Consolidated Complaint, filed in June 2005, that asserts statutory and common law claims for damages suffered as a result of alleged overcharging for prescription medication paid for by Medicaid. The claims of the three remaining counties

(Erie, Oswego and Schenectady) were remanded to the state courts in each of those counties, where they remain pending.

Other Pricing Matters
The Company is one of numerous defendants named in a putative class action lawsuit, *County of Santa Clara v. Wyeth-Ayerst Laboratories, Inc., et al.*, No. C 05 3740-WHA, U.S.D.C, N.D. Cal., allegedly filed on behalf of entities covered under Section 340B of the Public Health Service Act, 42 U.S.C. §256b (Section 340B). Section 340B requires that certain pricing discounts be provided to charitable institutions and provides methods for the calculation of those discounts. Plaintiff alleges that each defendant violated these statutory pricing guidelines and breached the Pharmaceutical Pricing Agreement that it entered into with Centers for Medicare & Medicaid Services, to which the applicable plaintiff is not a party. The complaint seeks an accounting, damages for breach of contract as a third-party beneficiary and unjust enrichment damages. Plaintiff requests a judgment requiring defendants to disclose their Best Prices (as defined under the Medicaid Drug Rebate statute) and Section 340B ceiling prices and injunctive relief. On February 14, 2006, the District Court granted defendants' motion to dismiss all four of plaintiff's causes of action but allowed plaintiff 15 days to attempt to replead its California False Claims Act cause of action with more specificity. Plaintiff did so, and defendants moved to dismiss the amended complaint, which was dismissed by the court in its entirety without leave to amend on May 17, 2006. Plaintiff filed a motion for leave to file a third amended complaint, which motion was denied on July 28, 2006, and the case was dismissed with prejudice. Plaintiff has appealed to the United States Court of Appeals for the Ninth Circuit.

The Company has been served with a series of document subpoenas from the United States Attorney's Office, District of Massachusetts. The subpoenas seek documents relating to the Company's quarterly calculations of the Average Manufacturer Price (AMP) and Best Price for *Protonix* oral tablets and I.V. products. AMP (as defined under the Medicaid Drug Rebate statute) and Best Price are used to calculate rebates due to state Medicaid programs from the Company under that statute. The United States Attorney's Office also has sought documents regarding the Company's marketing and promotional practices relating to *Protonix* and the baseline AMP for *Premarin*. The Company has complied with the subpoenas by producing documents on a rolling basis and continues to provide responsive documents. Since December 2005, grand jury subpoenas have been issued to the Company and to current and former employees of the Company in connection with the investigation, including most recently in February 2008. A number of Company employees and one non-employee consultant have testified before the grand jury. The Company is continuing to cooperate with the investigation.

Contract Litigation
Trimegestone. The Company is the named defendant in a breach of contract lawsuit brought by Aventis in the Commercial Court of Nanterre in France arising out of an October 12, 2000 agreement between the Company and Aventis relating to the development of hormone therapy drugs utilizing Aventis' trimegestone (TMG) progestin. In the 2000 agreement, the Company agreed to develop, manufacture and sell two different hormone therapy products: a product combining *Premarin* with TMG and a product combining 17 beta-estradiol and TMG, referred to as *Totelle*. The Company terminated the agreement in December 2003. Plaintiff alleges that the termination was improper and seeks monetary damages in the amount of $579 million, as well as certain injunctive relief to ensure continued marketing of *Totelle*, including compelling continued manufacture of the product and the compulsory licensing of *Totelle* trademarks. The Company believes that the termination was proper and in accordance with the terms of the agreement. A trial is expected in this matter in 2008.

CYPHER. On October 26, 2006, the Company filed a breach of contract suit against Cordis in the United States District Court for the District of Delaware. The suit was based on a 1999 License Agreement under which the Company licensed to Cordis the right to use sirolimus on drug-eluting stents. Cordis markets a sirolimus-eluting stent under the brand name CYPHER and pays a royalty to the Company based on those sales. This case was settled in late 2007.

Antitrust Matters
K-Dur 20. Plaintiffs have filed numerous lawsuits in federal and state courts throughout the United States following the issuance of an administrative complaint by the FTC, which challenged as anticompetitive the Company's 1998 settlement of certain patent litigation with Schering-Plough Corporation (Schering) relating to ESI Lederle's (a former division of the Company) proposed generic version of Schering's K-Dur 20, a potassium chloride product. The Company settled with the FTC in April 2002. The settlement of the FTC action was not an admission of liability and was entered to avoid the costs and risks of litigation in light of the Company's previously announced exit from the oral generics business.

Generally, plaintiffs claim that the 1998 settlement agreement between the Company and Schering resolving the patent infringement action unlawfully delayed the market entry of generic competition for K-Dur 20 and that this caused plaintiffs and others to pay higher prices for potassium chloride supplements than plaintiffs claim they would have paid without the patent case settlement. Plaintiffs claim that this settlement constituted an agreement to allow Schering to monopolize the potassium chloride supplement markets in violation of federal and state antitrust laws, various other state statutes and common law theories such as unjust enrichment.

Currently, the Company is aware of approximately 45 private antitrust lawsuits that have been filed against the Company based on the 1998 settlement. Many of these lawsuits currently are pending in federal court in the United States and have been consolidated or are being coordinated as part of multi-district federal litigation being conducted in the United States District Court for the District of New Jersey, *In re K-Dur Antitrust Litigation*, MDL 1419, U.S.D.C., D.N.J.

In the remaining cases, plaintiffs claim to be indirect purchasers or end payors of K-Dur 20 or to be bringing suit on behalf of such indirect purchasers and seek to certify either a national class of indirect purchasers or classes of indirect purchasers from various states. These complaints seek various forms of relief, including damages in excess of $100 million, treble damages, restitution, disgorgement, declaratory and injunctive relief, and attorneys' fees.

The Florida Attorney General's Office has initiated an inquiry into whether the Company's 1998 settlement violated Florida's antitrust laws. The Company has provided documents and information sought by the Attorney General's Office.

Miscellaneous. The Company has been named as a defendant, along with other pharmaceutical manufacturers, in a civil action pending in California Superior Court in Alameda County, alleging that the defendant companies violated California law by engaging in a price fixing conspiracy that was carried out by, among other allegations, efforts to charge more for their prescription drugs sold in the United States than the same drugs sold in Canada, *Clayworth v. Pfizer, et al.*, No. RG04-172428, Super. Ct., State of California, Alameda County. The Trial Court overruled defendants' demurrer to the Third Amended Complaint and held that plaintiffs' conspiracy claims are adequately alleged. The Trial Court sustained the demurrer with respect to unilateral price discrimination claims. Defendants answered the Third Amended Complaint on July 15, 2005. Defendants moved for summary judgment in September 2006. The Trial Court granted defendants' motion for summary judgment and entered judgment on January 4, 2007. Plaintiffs have appealed to the Court of Appeal of the State of California, First Appellate District. Briefing on the appeal has been completed. Oral argument has not yet been scheduled.

The Company has been named as a defendant, along with other pharmaceutical manufacturers, wholesalers, two individuals from wholesaler defendant McKesson, and a wholesaler trade association, in a civil action filed in federal district court in New York by RxUSA Wholesale, Inc., *RxUSA Wholesale, Inc. v. Alcon Labs., et al.*, No. CV-06-3447, U.S.D.C., E.D.N.Y. Plaintiff RxUSA Wholesale alleges, in relevant part, that the pharmaceutical manufacturer defendants individually refused to supply plaintiff with their respective pharmaceutical products and also engaged in a group boycott of plaintiff in violation of federal antitrust laws and New York state law. The complaint seeks treble damages, declaratory and injunctive relief, as well as attorneys' fees. Defendants have moved to dismiss the Complaint. The motion is pending.

The Company recently was named as a defendant, along with its marketing partner on *Protonix*, Altana (since acquired by Nycomed), in a lawsuit filed in federal court in New Jersey, by two direct purchasers of *Protonix*, purporting to represent a putative class of direct purchasers of *Protonix*. *Dik Drug Company and King Drug Company of Florence, Inc. v. Altana Pharma AG, et al.*, Civil Action No. 07-5849 (JLL/CCC), U.S.D.C., D.N.J. Plaintiffs allege that the Company and Altana have violated the federal antitrust laws by engaging in a scheme to block generic competition to *Protonix*, including procuring the patent that covers the active ingredient in *Protonix*, pantoprazole, by fraud on the United States Patent and Trademark Office and wrongfully listing the patent in the Orange Book. Plaintiffs further allege that the Company and Altana instituted baseless patent infringement litigation against two potential generic competitors to keep a lower-priced substitute from the market. The complaint seeks treble damages, declaratory relief and costs, including attorneys' fees. In addition, two actions recently have been brought against the Company, Altana and Nycomed by indirect purchasers of *Protonix*, purporting to represent putative national classes of indirect purchasers of *Protonix*. *Fawcett v. Altana, et al.*, Civil Action No. 07-6133 (JLL); *Painters' District Council No. 30 v. Altana, et al.*, Civil Action No. 07-6150 (JLL). Both actions have been filed in federal court in New Jersey. Plaintiffs in these actions allege various violations of federal and state antitrust laws, as well as violations of various state consumer protection statutes. Like plaintiffs in the *Dik Drug* case, these plaintiffs allege that defendants engaged in a course of anticompetitive conduct intended to secure an unlawful monopoly through procurement of an unenforceable patent and to extend that alleged unlawful monopoly by preventing entry of generics. The complaints seek declaratory and injunctive relief, damages, as well as restitution, disgorgement, constructive trust and unjust enrichment. All three cases have been consolidated and stayed pending resolution of the underlying patent litigation.

On January 16, 2008, the European Commission announced a sector-wide competition law inquiry into the pharmaceutical industry. *EU Pharmaceuticals Sector Inquiry, Case No. COMP/D2/39.514*. This investigation was launched by unscheduled inspections at the European offices of a number of branded and generic pharmaceutical companies, including the Company's U.K. offices. The Company is not under investigation by the EU and the Commission stated publicly that it has no indication that specific companies have violated the competition laws.

In 1999 and 2000, the Brazilian Economic Defense Agency (SDE) initiated three separate administrative proceedings against Wyeth Industria Farmaceutica Ltda. (formerly known as Laboratories Wyeth-Whitehall Ltda.) (WIFL) and other pharmaceutical companies concerning possible violations of Brazilian competition and consumer laws. In one of the proceedings, the SDE alleged that the companies sought to establish uniform commercial policies regarding wholesalers and refused to sell product to wholesalers that distributed generic products manufactured by certain Brazilian pharmaceutical companies. In 2003, the SDE concluded that the companies had violated Brazilian competition laws by agreeing to refuse to sell products to wholesalers that distributed generic products. On October 13, 2005, the Economic Defense Administrative Council (CADE), to which the SDE reports, ordered WIFL to pay the minimum penalty of 1% of WIFL's 1998 annual gross sales, adjusted to the date of payment of such penalty (approximately $3.5 million through December 31, 2007). Since November 2005, WIFL and other companies have filed a series of administrative appeals, which have since been rejected by CADE or withdrawn. In January 2008, WIFL and other companies filed an action in the 20th Federal Court of Brasilia in Brazil seeking to annul CADE's decision. On January 18, 2008, the judge granted a preliminary injunction suspending CADE's decision against WIFL pending a final decision in the annulment action. The other two proceedings involve allegations by the SDE that WIFL illegally increased prices in violation of Brazilian competition and consumer laws. In 2005, WIFL submitted information to SDE in the competition law-related proceeding, which information remains under SDE review. SDE has taken no further action in the consumer law-related proceeding.

Regulatory Proceedings

Effexor *Proceedings*

In April 2003, a petition was filed with the FDA by a consultant on behalf of an unnamed client seeking the FDA's permission to submit an ANDA for venlafaxine extended release tablets utilizing the Company's *Effexor XR* (extended release capsules) capsules as the reference product. Such permission is required before a generic applicant may submit an ANDA for a product that differs from the reference product in dosage form or other relevant characteristics. In August 2003, the Company submitted comments on this petition, raising a number of safety, efficacy and patient compliance issues that could not be adequately addressed through standard ANDA bioequivalence studies and requested the FDA to deny the petition on this basis. In March 2005, the FDA granted the petition. In April 2005, the Company requested that the FDA reconsider its decision to grant the petition and stay any further agency action. To date, the FDA has not responded to that request. However, as noted above, the FDA has accepted the filing of an ANDA from Sun for venlafaxine extended release tablets (see Patent Litigation—*Effexor* Litigation).

The Company is cooperating in responding to a subpoena served on the Company in January 2004 from the U.S. Office of Personnel Management, Office of the Inspector General, requesting certain documents related to *Effexor*. The subpoena requests documents related principally to educating or consulting with physicians about *Effexor*, as well as marketing or promotion of *Effexor* to physicians or pharmacists, from January 1, 1997 to September 30, 2003. Other manufacturers of psychopharmacologic products also have received subpoenas.

Zosyn *Proceedings*

In November 2005, Sandoz filed a petition with the FDA requesting a determination that the Company's previous formulation of *Zosyn* (piperacillin and tazobactam for injection) had not been discontinued for reasons of safety and effectiveness and requesting the FDA's permission to submit ANDAs referencing the discontinued formulation. In January 2006, the Company submitted a comment requesting the FDA to deny the Sandoz petition on the grounds that (1) proposed generic products are not legally permitted to use discontinued formulations of existing products as reference drugs and (2) approval of a generic version of *Zosyn* that lacks the inactive ingredients in the current formulation of *Zosyn* would be contrary to FDA regulations and the public health. The matter is pending before the FDA.

In April 2006, the Company filed a petition with the FDA asking the FDA to refrain from approving any application for a generic product that references *Zosyn* unless the generic product complies with the U.S. Pharmacopeia standards on particulate matter in injectable drugs and exhibits the same compatibility profile as *Zosyn*, particularly with respect to compatibility with Lactated Ringer's Solution and the aminoglycoside antibiotics amikacin and gentamicin. The Company further requested that in the event the FDA chooses to approve a generic product that did not exhibit the same compatibility profile as *Zosyn*, the FDA would condition such approval upon the applicant's implementation of a risk minimization action plan to address the confusion that would necessarily arise as a result of such difference. The matter is pending before the FDA.

Other third parties also have submitted petitions and comments to the FDA related to this matter, all of which are pending before the agency.

Consent Decree

The Company's Wyeth Pharmaceuticals division, a related subsidiary, and an executive officer of the Company are subject to a consent decree entered into with the FDA in October 2000 following the seizure in June 2000 from the Company's distribution centers in Tennessee and Puerto Rico of a small quantity of certain of the Company's products then manufactured at the Company's Marietta, Pennsylvania facility. The seizures were based on FDA allegations that certain of the Company's biological products were not manufactured in accordance with current Good Manufacturing Practices (cGMP) at the Company's Marietta and Pearl River, New York facilities. The consent decree, which has been approved by the United States District Court for the Eastern District of Tennessee, does not represent an admission by the Company or the executive officer of any violation of the U.S. Federal Food, Drug, and Cosmetic Act or its regulations. As provided in the consent decree, an expert consultant conducted a comprehensive inspection of the Marietta and Pearl River facilities, and the Company has identified various actions to address the consultant's observations. As of September 1, 2005, the Company had ceased manufacturing operations at its Marietta facility, decommissioned such facility and sold such facility to another company. On January 12, 2007, based on the Company's completion of the corrective actions identified by the expert consultant for the Pearl River facility, the expert consultant's certification of such completion, and the corrective actions completed by the Company following the FDA's inspection of the Pearl River facility in August 2006, the FDA issued a letter pursuant to the consent decree confirming that the Pearl River facility appears to be operating in conformance with applicable laws and regulations and the relevant portions of the consent decree. As a result, there is no longer a requirement for review by the expert consultant of a statistical sample of the manufacturing records for approved biological products prior to distribution of individual lots. The consent decree now requires the Pearl River facility to undergo a total of four annual inspections by an expert consultant starting no later than January 12, 2008 to assess its continued compliance with cGMPs and the consent decree. The first such inspection has been completed, and the expert consultant found the facility to be operating in a state of cGMP compliance.

Other

A *qui tam* action alleging violations of the U.S. False Claims Act was filed in November 2006 by attorneys representing Anthony Sokol and Mark Livingston, two former employees who also have pursued claims against the Company in connection with the termination of their employment. *United States ex rel. Sokol and Livingston v. Wyeth Pharmaceuticals, Inc.*, No. 1:06CV1304 (U.S.D.C., E.D. Va.). The complaint alleges that false claims were made to the government during the period from 2000 through 2005 in connection with the manufacture of *Prevnar*. The Company cooperated with the United States Department of Justice (DOJ) in its investigation of the complaint, and, on November 6, 2007, the DOJ declined to intervene in the case on behalf of the United States. The complaint was unsealed at that time, although it has not been served upon the Company.

Environmental Matters

The Company is a party to, or otherwise involved in, legal proceedings under the U.S. Comprehensive Environmental Response, Compensation and Liability Act and similar state and foreign laws directed at the cleanup of various sites, including the Bound Brook, New Jersey site, in various federal and state courts in the United States and other countries. The Company's potential liability in these legal proceedings varies from site to site. As assessments and cleanups by the Company proceed, these liabilities are reviewed periodically by the Company and are adjusted as additional information becomes available. Environmental liabilities inherently are unpredictable and can change substantially due to factors such as additional information on the nature or extent of contamination, methods of remediation required and other actions by governmental agencies or private parties.

MPA Matter

The Company's Wyeth Medica Ireland (WMI) subsidiary has received a Statement of Claim filed in the Irish High Court in Dublin by Schuurmans & Van Ginneken, a Netherlands-based molasses and liquid storage concern. Plaintiff claims it purchased sugar water allegedly contaminated with medroxyprogesterone acetate (MPA) from a WMI sugar water manufacturing effluent that was to have been disposed of by a third party. Plaintiff seeks compensation in the amount of €115 million (US $165.3 million) for the contamination and disposal of up to 26,000 tons of molasses allegedly contaminated with MPA and for compensation on behalf of an unspecified number of its animal feed customers who are alleged to have used contaminated molasses in their livestock feed formulations. WMI has provided plaintiff bank guarantees in the amount of €28.6 million (US $41.1 million) as security for the amounts claimed by plaintiff in its Statement of Claim. WMI is also subject to a number of lawsuits seeking damages relating to alleged contamination of pigs with MPA.

In November 2006, WMI was served with criminal summonses charging WMI with 18 violations of the Waste Management Act and its Integrated Pollution Prevention and Control license in connection with five specifically identified shipments of MPA-contaminated sugar water waste from its Newbridge, Ireland facility. The Company has initiated proceedings in the Irish High Court in Dublin against the Director of Public Prosecutions (DPP) criminal proceedings on a number of grounds challenging the right of the DPP and the Irish Environmental Protection Agency to prosecute this matter. Review by the High Court has been scheduled for March of 2008. The criminal prosecution of the five summonses alleging breach of the Company's Integrated Pollution Prevention and Control license and, in effect, the entire prosecution in the local Circuit Court have been suspended pending resolution of the High Court review.

Tax Matters

In 2002, a Brazilian Federal Public Attorney sought to contest a 2000 decision by the Brazilian First Board of Tax Appeals, which had found that the capital gain of the Company from its divestiture of its oral health care business was not taxable in Brazil. In current U.S. dollars, the claim is for approximately $161.5 million. The Company has timely filed a response in this action; and, other than procedural activities, no further action has been taken with respect to the Company in this matter.

Commitments

The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments under non-cancelable operating leases with terms in excess of one year in effect at December 31, 2007 were as follows:

(In thousands)	
2008	$117,400
2009	92,500
2010	73,300
2011	61,800
2012	51,900
Thereafter	90,200
Total rental commitments	$487,100

Rental expense for all operating leases was $182.4 million, $163.9 million and $167.7 million in 2007, 2006 and 2005, respectively.

Other

As part of our business, the Company has made and will continue to make significant investments in assets, including inventory, plant and equipment, which relate to potential new products and potential changes in manufacturing processes or reformulations of existing products. The Company's ability to realize value on these investments is contingent on, among other things, regulatory approval and market acceptance of these new products, process changes and reformulations. In addition, several of the Company's existing products are nearing the end of their compound patent terms. If the Company is unable to find alternative uses for the assets supporting these products, these assets will need to be evaluated for impairment and/or the Company may need to incur additional costs to convert these assets to an alternate use. Earlier than anticipated generic competition for these products also may result in excess inventory and associated charges.

15. Company Data by Segment

The Company has four reportable segments: Pharmaceuticals, Consumer Healthcare, Animal Health and Corporate. The Company's Pharmaceuticals, Consumer Healthcare and Animal Health reportable segments are strategic business units that offer different products and services. The reportable segments are managed separately because they develop, manufacture, distribute and sell distinct products and provide services that require differing technologies and marketing strategies.

The Pharmaceuticals segment develops, manufactures, distributes and sells branded human ethical pharmaceuticals, biotechnology products, vaccines and nutrition products. Principal products include neuroscience therapies, vaccines, musculoskeletal therapies, nutrition products, gastroenterology drugs, anti-infectives, oncology therapies, hemophilia treatments, immunological products and women's health care products.

The Consumer Healthcare segment develops, manufactures, distributes and sells over-the-counter health care products that include analgesics, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal, asthma and personal care items.

The Animal Health segment develops, manufactures, distributes and sells biological and pharmaceutical products for animals that include vaccines, pharmaceuticals, parasite control and growth implants.

Corporate is primarily responsible for the audit, controller, treasury, tax and legal operations of the Company's businesses and maintains and/or incurs certain assets, liabilities, income, expenses, gains and losses related to the overall management of the Company that are not allocated to the other reportable segments.

The accounting policies of the segments described above are the same as those described in "Summary of Significant Accounting Policies" in Note 1. The Company evaluates the performance of the Pharmaceuticals, Consumer Healthcare and Animal Health reportable segments based on income (loss) before income taxes, which includes gains on the sales of non-corporate assets and certain other items. Corporate includes interest expense and interest income, gains on the sales of investments and other corporate assets, certain litigation provisions, including the *Redux* and *Pondimin* litigation charges, and other miscellaneous items.

Company Data by Reportable Segment

(In millions) **Year Ended December 31,**	**2007**	**2006**	**2005**
Net Revenue by Principal Products			
Pharmaceuticals:			
Effexor	**$ 3,793.9**	$ 3,722.1	$ 3,458.8
Prevnar	**2,439.1**	1,961.3	1,508.3
Enbrel[1]	**2,044.6**	1,499.6	1,083.7
Protonix	**1,911.2**	1,795.0	1,684.9
Nutrition	**1,443.0**	1,200.8	1,040.9
Zosyn/Tazocin	**1,137.2**	972.0	891.6
Premarin family	**1,055.3**	1,050.9	908.9
Alliance revenue[2]	**1,294.2**	1,339.2	1,146.5
Other	**3,503.5**	3,343.3	3,597.5
Total Pharmaceuticals	**18,622.0**	16,884.2	15,321.1
Consumer Healthcare	**2,736.1**	2,530.2	2,553.9
Animal Health	**1,041.7**	936.3	880.8
Total	**$22,399.8**	$20,350.7	$18,755.8
Income (Loss) before Income Taxes			
Pharmaceuticals	**$ 6,164.5**	$ 5,186.4	$ 4,544.9
Consumer Healthcare	**519.2**	516.2	574.3
Animal Health	**194.1**	163.7	139.4
Corporate[3]	**(421.1)**	(436.4)	(478.0)
Total[4]	**$ 6,456.7**	$ 5,429.9	$ 4,780.6
Depreciation and Amortization Expense			
Pharmaceuticals	**$ 800.5**	$ 719.9	$ 682.0
Consumer Healthcare	**35.1**	20.0	40.8
Animal Health	**32.6**	32.7	30.3
Corporate	**50.5**	30.4	33.8
Total	**$ 918.7**	$ 803.0	$ 786.9
Expenditures for Long-Lived Assets[5]			
Pharmaceuticals	**$ 1,410.6**	$ 1,228.3	$ 1,077.9
Consumer Healthcare	**72.2**	35.3	28.4
Animal Health	**42.4**	37.2	45.0
Corporate	**84.5**	72.0	47.1
Total	**$ 1,609.7**	$ 1,372.8	$ 1,198.4
Total Assets			
Pharmaceuticals	**$18,814.9**	$17,171.6	$15,770.2
Consumer Healthcare	**1,833.4**	1,492.9	1,463.2
Animal Health	**1,569.4**	1,430.0	1,326.7
Corporate	**20,499.6**	16,384.2	17,281.0
Total	**$42,717.3**	$36,478.7	$35,841.1

Company Data by Geographic Segment

(In millions) **Year Ended December 31,**	**2007**	**2006**	**2005**
Net Revenue from Customers[6]			
United States	**$11,637.7**	$11,054.4	$10,343.8
United Kingdom	**1,083.2**	999.5	1,027.6
Other international	**9,678.9**	8,296.8	7,384.4
Total	**$22,399.8**	$20,350.7	$18,755.8
Long-Lived Assets[5][6]			
United States	**$ 8,211.2**	$ 8,075.9	$ 7,779.8
Ireland	**3,902.3**	3,435.9	2,947.9
Other international	**3,833.3**	3,290.3	3,014.3
Total	**$15,946.8**	$14,802.1	$13,742.0

(1) Enbrel *net revenue includes sales of* Enbrel *outside the United States and Canada, where the Company has exclusive rights, but does not include the Company's share of profits from sales in the United States and Canada, where the product is co-promoted with Amgen, which the Company records as alliance revenue.*

(2) Alliance revenue is generated from sales of Enbrel *in the United States and Canada,* Altace *and the CYPHER stent. The active ingredient in* Rapamune, *sirolimus, coats the CYPHER coronary stent marketed by Johnson & Johnson.*

(3) 2007, 2006 and 2005 Corporate included net charges of $273.4, $218.6 and $190.6, respectively, relating to the Company's productivity initiatives (see Note 3).

(4) Stock-based compensation expense for 2007 and 2006 has been recorded in accordance with SFAS No. 123R, which the Company adopted as of January 1, 2006 (see Note 12). Stock-based compensation expense for 2007 and 2006 was $367.5 and $393.3, respectively. Stock-based compensation for 2005 consisted of restricted stock and performance share awards only and totaled $108.5 (see Note 12).

(5) Long-lived assets consist primarily of property, plant and equipment, goodwill, other intangibles and other assets, excluding deferred taxes, net investments in equity companies and various financial assets.

(6) Other than the United States and the United Kingdom, no other country in which the Company operates had net revenue of 5% or more of the respective consolidated total. Other than the United States and Ireland, no other country in which the Company operates had long-lived assets of 5% or more of the respective consolidated total. The basis for attributing net revenue to geographic areas is the location of the customer.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wyeth:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Wyeth and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1, 8 and 10 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation and pensions and other postretirement benefits in 2006 and the manner in which it accounts for uncertainty in income taxes in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 28, 2008

Management Reports to Wyeth Stockholders

Management Report on Consolidated Financial Statements

Management has prepared and is responsible for the Company's consolidated financial statements and related notes to consolidated financial statements. They have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and necessarily include amounts based on judgments and estimates made by management. All financial information in this Financial Report is consistent with the consolidated financial statements. The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our Audit Committee is comprised of non-employee members of the Board of Directors, all of whom are independent from our Company. The Committee charter, which is published on our Internet Web site (www.wyeth.com), outlines the members' roles and responsibilities and is consistent with current U.S. securities laws and regulations and New York Stock Exchange guidelines. It is the Audit Committee's responsibility to appoint the independent registered public accounting firm subject to stockholder ratification; approve audit, audit-related, tax and other services performed by the independent registered public accounting firm; and review the reports submitted by them. The Audit Committee meets several times during the year with management, the internal auditors and the independent registered public accounting firm to discuss audit activities, internal control and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent registered public accounting firm have full and free access to the Committee.

We are dedicated to maintaining the high standards of financial accounting and reporting that we have established. We are committed to providing financial information that is transparent, timely, complete, relevant and accurate. Our culture demands integrity and an unyielding commitment to strong internal control over financial reporting. In addition, we are confident in our financial reporting, our underlying system of internal controls and our people, who are expected to operate at the highest level of ethical standards pursuant to our Code of Conduct. Finally, we have personally executed all certifications required to be filed with the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and the regulations thereunder regarding the accuracy and completeness of the consolidated financial statements. In addition, in 2007, we provided to the New York Stock Exchange the annual CEO certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards.

Management Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company's internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 based upon criteria set forth in *Internal Control—Integrated Framework* issued by COSO. Based on this assessment, management determined that the Company's internal control over financial reporting was effective as of December 31, 2007.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements included herein, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 and has issued its written attestation report on the Company's internal control over financial reporting, which precedes this report.

Robert Essner	Bernard Poussot	Gregory Norden
Chairman of the Board	President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Quarterly Financial Data (Unaudited)

(In thousands except per share amounts)	First Quarter 2007	Second Quarter 2007	Third Quarter 2007	Fourth Quarter 2007
Net revenue	**$5,368,686**	**$5,648,050**	**$5,619,536**	**$5,763,526**
Gross profit	**3,894,175**	**4,117,873**	**4,001,955**	**4,072,108**
Net income	**1,254,104**	**1,198,521**	**1,145,905**	**1,017,430**
Diluted earnings per share	**0.92**	**0.87**	**0.84**	**0.75**

(In thousands except per share amounts)	First Quarter 2006	Second Quarter 2006	Third Quarter 2006	Fourth Quarter 2006
Net revenue	$4,837,937	$5,156,743	$5,135,796	$5,220,179
Gross profit	3,500,819	3,783,184	3,749,542	3,729,259
Net income	1,119,583	1,064,790	1,156,918	855,415
Diluted earnings per share	0.82	0.78	0.85	0.63

Market Prices of Common Stock and Dividends

	2007 Range of Prices*			2006 Range of Prices*		
	High	Low	Dividends Paid per Share	High	Low	Dividends Paid per Share
First quarter	**$ 52.25**	**$ 47.75**	**$ 0.26**	$ 50.49	$ 45.35	$ 0.25
Second quarter	**62.20**	**50.51**	**0.26**	50.20	41.91	0.25
Third quarter	**58.00**	**43.65**	**0.26**	51.45	42.48	0.25
Fourth quarter	**49.54**	**43.65**	**0.28**	54.13	47.35	0.26

* *Prices are those of the New York Stock Exchange—Composite Transactions.*

Performance Graph (Unaudited)

The following graph shows the value as of December 31, 2007 of a $1,000 investment in our common stock as if made on December 31, 2002 (with dividends reinvested), as compared with similar investments based on (i) the value of the S&P 500 Index (with dividends reinvested) and (ii) the value of a market-weighted Peer Group Index composed of the common stock of Abbott Laboratories, Bristol-Myers Squibb Company, Johnson & Johnson, Eli Lilly and Company, Merck & Co., Inc., Pfizer Inc., Schering-Plough Corporation and Wyeth, in each case on a "total return" basis assuming reinvestment of dividends. The market-weighted Peer Group Index values were calculated from the beginning of the performance period. The stock performance shown below is not necessarily indicative of future performance.



$1,900
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
Wyeth Common Stock
S&P 500 Index
Peer Group Index

Comparative Values

Year	Wyeth Common Stock	S&P 500 Index	Peer Group Index
12/31/02	$1,000.00	$1,000.00	$1,000.00
12/31/03	$1,159.70	$1,286.30	$1,071.01
12/31/04	$1,191.70	$1,425.80	$1,014.45
12/31/05	$1,316.40	$1,495.70	$1,006.95
12/31/06	$1,485.50	$1,731.40	$1,170.14
12/31/07	$1,317.60	$1,826.30	$1,236.20

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following commentary should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements. When reviewing the commentary below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described in "Item 1A. RISK FACTORS" in our 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from those projected in forward-looking statements contained in this 2007 Financial Report or implied by past results and trends. We encourage you to review the examples of our forward-looking statements under the heading "Cautionary Note Regarding Forward-Looking Statements." These statements, like all statements in this 2007 Financial Report, speak only as of their date (unless another date is indicated), and we undertake no obligation to update or revise these statements in light of future developments.

Overview

Our Business

Wyeth is one of the world's largest research-based pharmaceutical and health care products companies and is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, biotechnology products, vaccines, non-prescription medicines and animal health products.

Our principal strategy for success is creation of innovative products through research and development. We strive to produce first-in-class and best-in-class therapies for significant unmet medical needs by leveraging our breadth of knowledge and our resources across three principal scientific development platforms: small molecules, biologics and vaccines.

In 2007, we achieved billion or multibillion dollar revenue status in each of seven product lines: *Effexor*, *Prevnar*, *Protonix*, *Enbrel*, *Zosyn*, our Nutrition product line and our *Premarin* family of products. We finished the year with three key potential new products under review by the U.S. Food and Drug Administration (FDA), as follows: *Pristiq*, for the treatment of major depressive disorder and vasomotor symptoms associated with menopause; *Relistor*, for the treatment of opioid-induced constipation in patients receiving palliative care; and *Viviant*, for prevention and treatment of postmenopausal osteoporosis.

We believe that we now are the fourth largest biotechnology company in the world. In 2007, our revenue from biotechnology products, including vaccines, increased 24% over 2006 and comprised nearly 38% of our total Pharmaceuticals revenue.

We have three principal operating segments: Wyeth Pharmaceuticals (Pharmaceuticals), Wyeth Consumer Healthcare (Consumer Healthcare) and Fort Dodge Animal Health (Animal Health), which we manage separately because they develop, manufacture, distribute and sell distinct products and provide services that require differing technologies and marketing strategies. These segments reflect how senior management reviews the business, makes investing and resource allocation decisions, and assesses operating performance. The following table provides an overview of the business operations of each of these segments:

	Pharmaceuticals	Consumer Healthcare	Animal Health
% of 2007 worldwide net revenue	83%	12%	5%
% of 2007 segment net revenue generated outside U.S.	48%	45%	57%
Principal business operations	Develops, manufactures, distributes and sells branded human ethical pharmaceuticals, biotechnology products, vaccines and nutrition products	Develops, manufactures, distributes and sells over-the-counter health care products	Develops, manufactures, distributes and sells biological and pharmaceutical products for animals
Principal product categories	Neuroscience therapies, vaccines, musculoskeletal therapies, nutrition products, gastroenterology drugs, anti-infectives, oncology therapies, hemophilia treatments, immunological products and women's health care products	Analgesics, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal, asthma and personal care items	Vaccines, pharmaceuticals, parasite control (internal and external parasites) and growth implants

We also have a reportable Corporate segment primarily responsible for the audit, controller, treasury, tax and legal operations of our businesses. This segment maintains and/ or incurs certain assets, liabilities, income, expenses, gains and losses related to our overall management that are not allocated to the other reportable segments.

2007 Financial Highlights

- Worldwide net revenue increased 10% to $22,399.8 million in 2007;
- Seven product franchises exceeded $1,000.0 million in net revenue: *Effexor, Prevnar, Enbrel, Protonix,* our Nutrition product line, *Zosyn* and our *Premarin* family of products. *Enbrel, Effexor, Prevnar* and Nutrition products each exceeded $1,000.0 million in net revenue outside the United States;
- Pharmaceuticals net revenue increased 10% in 2007, reflecting the strong performance of *Enbrel, Prevnar,* our Nutrition product line, *Zosyn, Protonix* and *Effexor,* offset, in part, by lower sales of *Inderal LA* due to generic competition;
- Consumer Healthcare net revenue increased 8% in 2007, reflecting higher sales of *Advil, Advil PM, Advil Cold & Sinus, Centrum, Caltrate* and *ChapStick,* partially offset by lower sales of *Dimetapp* and *Robitussin* due to the voluntary recall and replacement program initiated during the 2007 third quarter in connection with the redesign of dosing cups;
- Animal Health net revenue increased 11% in 2007, reflecting higher sales of companion animal products due to sales of the recently launched *ProMeris* flea and tick products, as well as higher sales of livestock, equine and poultry products.

Our Principal Products

Set forth below is a summary of the 2007 net revenue performance of our principal products:

(Dollar amounts in millions)	2007 Net Revenue	% Increase/ (Decrease) over 2006
Effexor	**$3,793.9**	2%
Prevnar	**2,439.1**	24%
Enbrel (1)	**2,044.6**	36%
Protonix	**1,911.2**	6%
Nutrition	**1,443.0**	20%
Alliance revenue (2)	**1,294.2**	(3)%
Zosyn/Tazocin	**1,137.2**	17%
Premarin family	**1,055.3**	0%

(1) Enbrel *net revenue includes sales of* Enbrel *outside the United States and Canada, where we have exclusive rights, but does not include our share of profits from sales in the United States and Canada, where the product is co-promoted with Amgen Inc. (Amgen), which we record as alliance revenue.*

(2) Alliance revenue is generated from sales of Enbrel *in the United States and Canada,* Altace *and the CYPHER stent. The active ingredient in* Rapamune, *sirolimus, coats the CYPHER coronary stent marketed by Johnson & Johnson.*

- *Effexor* is our novel antidepressant for treating adult patients with major depressive disorder, generalized anxiety disorder, social anxiety disorder and panic disorder. *Effexor* remains our largest franchise and the number one selling antidepressant globally. See "Our Challenging Business Environment" beginning on page 53 for a discussion of generic competition for *Effexor* (immediate release tablets) and *Effexor XR* (extended release capsules).
- *Prevnar* is our vaccine for preventing invasive pneumococcal disease in infants and children. It is the first and only vaccine product to achieve $2,000.0 million in annual net revenue and now is available in 86 countries worldwide and included in 19 national immunization programs (NIP). We produced and released over 45 million doses of *Prevnar* in 2007, a 12% increase over 2006 production. In 2007, we sold more than 39 million doses, an increase of 18% over doses sold in 2006, and we have sold an aggregate of almost 175 million doses since *Prevnar* was launched. Revenue growth for *Prevnar* in 2007 was largely driven by the full year impact of nine new NIPs in 2006 (United Kingdom, Germany, Mexico, Greece, Norway, Switzerland, Italy, Kuwait and the Netherlands) and three new NIPs in 2007 (Bermuda, Denmark and Liechtenstein). Solid growth for *Prevnar* is expected to continue over the next several years as we secure recommendations for additional NIPs and launch the product in new markets.
- In 2007, *Enbrel* exceeded $5,000.0 million in global net sales for the first time. *Enbrel* is our treatment for rheumatoid arthritis, juvenile rheumatoid arthritis, psoriatic arthritis, plaque psoriasis and ankylosing spondylitis. We have exclusive rights to *Enbrel* outside the United States and Canada, and co-promote *Enbrel* with Amgen in the United States and Canada. *Enbrel* maintains its leading U.S. market position in rheumatology and dermatology, is ranked fifth in global sales among all pharmaceutical products and is ranked first in total global sales among all biotech products. *Enbrel* is now approved, launched and reimbursed in Japan. Several new presentations for *Enbrel* were launched in 2007. Pre-filled syringes were launched in 28 European countries plus Argentina, Australia and India. A new multi-dose pediatric formulation was launched in 20 countries.
- *Protonix* is our proton pump inhibitor (PPI) for gastroesophageal reflux disease. As more fully described under "Our Challenging Business Environment" beginning on page 53, generic competition for *Protonix* began in December 2007, and our patent litigation with the generic manufacturers continues. We expect this generic competition to reduce our revenue from *Protonix* significantly.
- Nutrition includes our infant formula and toddler products *Nursoy, Progress, Promil* and *S-26.* We continue to expand into new markets, grow our business in the countries where we compete and shift the focus of our business to the more profitable premium sector of the market. Significant manufacturing capacity expansions currently are under way in the Asia/Pacific region to support our nutrition business strategy.
- Alliance revenue includes our share of profits from sales of *Enbrel* in the United States and Canada, where we

co-promote the product with Amgen; our share of profits from sales of *Altace*, which was co-promoted with King Pharmaceuticals, Inc. (King) prior to 2007; and certain revenue earned related to sirolimus, the active ingredient in *Rapamune*, which coats the CYPHER coronary stent marketed by Johnson & Johnson. In July 2006, Wyeth and King announced that the companies had entered into an Amended and Restated Co-Promotion Agreement regarding *Altace*. During 2006, the Wyeth sales force continued to co-promote the product with King. Effective January 1, 2007, King assumed full responsibility for the selling and marketing of *Altace*. Wyeth will receive a fee in 2007 through 2010, generally based on a percentage of *Altace* net sales and subject to annual payment limits. We expect that our alliance revenue in 2008 from *Altace* will be adversely impacted by generic competition for the product. See "Our Challenging Business Environment" beginning on page 53.

- *Zosyn* (*Tazocin* internationally), our broad-spectrum I.V. antibiotic, is the number one selling injectable antibiotic worldwide and achieved over $1,000.0 million in sales for 2007. Our new advanced formulation of *Zosyn* launched during 2006 in the United States and in the majority of international markets by the end of 2007. The few remaining markets will launch in 2008. See "Our Challenging Business Environment" beginning on page 53 for a discussion of generic competition for *Zosyn*.
- Our *Premarin* family of products remains the leading therapy to help women address moderate to severe menopausal symptoms.

Our Product Pipeline

Our continued success depends, in large part, on the discovery and development of new and innovative pharmaceutical products and additional indications for existing products.

With respect to *Tygacil*, our innovative broad-spectrum I.V. antibiotic for serious, hospital-based infections, in July 2007, we submitted a supplemental New Drug Application to the FDA supporting *Tygacil* as a treatment for community-acquired pneumonia and as a treatment for additional resistant pathogens in the approved complicated skin and skin structure infection and complicated intra-abdominal infection indications. Our regulatory filing in the European Union (EU) for *Tygacil* for the treatment of community-acquired pneumonia remains under review, and the reviewers have requested additional information regarding patient outcomes in our trials to better assess the overall risk/benefit profile in this indication. We intend to commence new Phase 2 clinical trials of *Tygacil* for the treatment of hospital-acquired pneumonia in mid-2008 to assist us in selecting appropriate dosing for our required Phase 3 clinical study.

Our New Drug Application (NDA) for *Torisel* (temsirolimus) for the treatment of renal cell carcinoma was approved by the FDA on May 30, 2007, and the product became available to patients in the United States in July 2007. As part of a post-marketing commitment, we have agreed to submit two completed study reports and data sets: one on a cardiac safety study and one on an ongoing liver safety study. In November 2007, the European Commission approved *Torisel* as a first-line therapy for patients with advanced renal cell carcinoma who have at least three of six prognostic risk factors. We also have 25 other dossiers in various countries pending regulatory approval for *Torisel* for the treatment of renal cell carcinoma.

Our NDA filing for *Lybrel* (levonorgestrel/ethinyl estradiol), a new low-dose, non-cyclic continuous combination oral contraceptive, was approved by the FDA on May 22, 2007, and the product was launched in the United States in July 2007. *Lybrel* is the first low-dose combination oral contraceptive offering women effective contraception and the potential for no menstrual bleeding over time. As part of a post-marketing commitment, we will conduct a study of thromboembolic events among women prescribed *Lybrel* compared with women prescribed cyclic oral contraceptives containing 20 mcg ethinyl estradiol. Our EU regulatory filing for *Anya*, the trade name for *Lybrel* in the EU, remains under regulatory review. We have not achieved approval in the first two phases of the review, and we now are in the Pan-European arbitration phase. The final regulatory outcome for *Anya* may not be known until the third quarter of 2008.

With respect to our NDA filing with the FDA for *Pristiq* (desvenlafaxine), a serotonin-norepinephrine reuptake inhibitor, for the treatment of major depressive disorder, we received an approvable letter on January 22, 2007. According to the approvable letter, FDA approval of *Pristiq* for this indication is subject to several conditions, including: a satisfactory FDA inspection of our Guayama, Puerto Rico facility, which is where *Pristiq* will be manufactured (which has since been successfully completed); several post-marketing commitments, including submission of long-term relapse prevention, lower dose and pediatric studies; additional clarity around our product education plan for physicians, pharmacists and patients; and confirmation by the FDA of the acceptability of the proprietary name, *Pristiq*. In the 2007 first quarter, we completed additional clinical trials of *Pristiq* in major depressive disorder, which included lower dosage levels. After completing all required analyses of the data from these clinical trials, in August 2007, we submitted our complete response to the approvable letter to the FDA, and a new FDA action date was set for February 29, 2008. In September 2007, we submitted our Marketing Authorization Application (MAA) in Europe for desvenlafaxine for the major depressive disorder indication. The MAA reviewers have raised concerns about efficacy, and we plan to respond as the review process continues.

With respect to our NDA filing with the FDA for *Pristiq* as a non-hormonal treatment for vasomotor symptoms associated with menopause, we received an approvable letter from the FDA on July 23, 2007. In its letter, the FDA indicated that before the application could be approved, it would be necessary for us to provide additional data regarding the potential for serious adverse cardiovascular and hepatic effects associated with the use of *Pristiq* in this indication. The FDA requested that these data come from a randomized, placebo-controlled clinical trial of a duration of one year or more conducted in postmenopausal women. The FDA also requested that we address certain chemistry, manufacturing and controls deficiencies prior to approval. The FDA also made clinical and chemistry requests, which the FDA indicated were not approvability issues. We have been in discussions with the FDA regarding the approvable letter and the requested clinical trial. The trial currently under consideration would take 18 months or more to complete, and we expect that the study will begin in early 2008, pending final FDA concurrence on the study protocol. With respect to our MAA for *Pristiq* for the treatment of vasomotor symptoms in Europe, following a review of the dossier, the CHMP has raised similar concerns to those raised by the FDA regarding cardiovascular safety and also has questioned the extent of efficacy of *Pristiq* in this indication. We now believe that additional data will be necessary to support approval in Europe, which could include data from the new study requested by the FDA.

On March 30, 2007, our collaboration with Progenics Pharmaceuticals, Inc. (Progenics) resulted in an NDA filing to the FDA for *Relistor* (methylnaltrexone) in subcutaneous formulation for the treatment of opioid-induced constipation in patients receiving palliative care. In January 2008, the FDA extended the action date for this NDA by three months to the end of April 2008 in order to allow them to review a recently submitted study of QT intervals (i.e. cardiac safety data). In May 2007, we submitted an MAA for subcutaneous *Relistor* in Europe. In addition, we and Progenics are developing an intravenous form of *Relistor* for the treatment of post-operative ileus, a serious impairment of gastrointestinal function that delays recovery and can prolong hospitalization. Assuming ongoing Phase 3 trials provide sufficient evidence of safety and efficacy, an NDA submission to the FDA currently is planned for the intravenous form of *Relistor* for this indication in the second half of 2008. We also are working with Progenics to develop an oral formulation of *Relistor*, and Phase 2 clinical trials are in process.

With respect to *Viviant* (bazedoxifene), our selective estrogen receptor modulator, for postmenopausal osteoporosis, the FDA recently advised us that it expects to convene an advisory committee to review our pending NDAs for both the treatment and prevention indications, which is likely to be held no earlier than the fourth quarter of 2008. In December 2007, we received a second approvable letter from the FDA with respect to the prevention indication. In its letter, the FDA identified several remaining questions regarding issues that had been previously identified during the review process and that were not fully resolved by our complete response to the first approvable letter, which we received in April 2007. More specifically, the FDA has requested further analyses and discussion concerning the incidence of stroke and venous thrombotic events and has identified certain issues concerning data collection and reporting and requested additional source documents. In the letter, the FDA also indicated that the data from the Asian clinical studies that were submitted by Wyeth in late 2007 were not reviewed for this action. The approvable letter did not request the initiation of any new studies. In our February 2008 end-of-review conference with the FDA for the prevention indication, we agreed to conduct and submit further analyses of data from our clinical trials prior to the expected advisory committee meeting. The FDA action date for the NDA for the treatment of osteoporosis remains at the end of May 2008, but we do not expect approval at that time given the expected timing of the advisory committee meeting. In September 2007, we submitted our MAA in Europe for *Viviant* for the treatment and prevention of osteoporosis. During the ongoing review, the assessors have raised several questions regarding the efficacy results and non-clinical safety data. We are planning to submit a response in the second quarter of 2008.

With respect to *Aprela* (bazedoxifene/conjugated estrogens), our tissue selective estrogen complex under development for menopausal symptoms and osteoporosis, we recently met with the FDA to review the results from our Phase 3 clinical trials and discuss our planned NDA filing. Both of the principal doses studied in these trials (20 mg BZA/0.625 mg CE and 20 mg BZA/0.45 mg CE) provided efficacy for bone protection and relief of vasomotor symptoms associated with menopause. In one of these trials–SMART-1–endometrial safety was demonstrated at both doses. In a second of these trials recently presented at the 13th World Congress of Gynecological Endocrinology in Florence, Italy–SMART-4–endometrial safety was demonstrated at the lower dose, but the incidence of endometrial hyperplasia was slightly higher than satisfactory at the higher dose. We believe that this slightly higher incidence likely resulted from the relatively low bioavailability of bazedoxifene in one of the formulations used in the SMART-4 trial as compared to the formulation used in SMART-1. While our discussions with the FDA are not yet complete, this could result in an NDA filing for only the lower dose (20 mg BZA/0.45 mg CE). We must successfully complete additional work before filing our NDA, including finalizing our proposed commercial formulation and linking it to the formulations used in the clinical trials, and we now expect to file our NDA no earlier than the first half of 2009. Depending on the outcome of this work and future interactions with the FDA, it is possible that additional clinical data may be necessary to support approval.

In late February 2008, we and our partner Solvay Pharmaceuticals (Solvay) terminated our collaboration agreements for the development of bifeprunox, an investigational atypical antipsychotic, and several other compounds in earlier stages of development for the potential treatment of schizophrenia and other psychiatric conditions.

Our Phase 3 clinical program for our new 13-valent pneumococcal conjugate vaccine remains ongoing. Assuming positive results, we now plan to make regulatory filings for this vaccine in infants in early 2009 and in adults in early 2010.

In December 2007, we and our collaboration partner, Elan Corporation, plc, initiated a Phase 3 clinical program of our immunotherapeutic product candidate, bapineuzumab (AAB-001), for the treatment of patients with mild to moderate Alzheimer's disease. The Phase 2 study for bapineuzumab is ongoing and is expected to be completed in mid-2008.

We recently initiated a Phase 3 clinical program for inotuzumab ozogamicin (CMC-544), a targeted calicheamicin conjugate under development for the treatment of follicular lymphoma. We also recently began our Phase 3 clinical program for bosutinib (SKI-606), a targeted kinase inhibitor, under development for the treatment of chronic myelogenous leukemia.

Following analysis of data from our Phase 2 clinical program, we recently suspended further clinical development of lecozotan for Alzheimer's disease. In 2007, we also discontinued clinical development of MYO-029, a myostatin inhibitor, based on the totality of clinical data for the compound.

We continue to actively pursue in-licensing opportunities and strategic collaborations to supplement our internal research and development efforts. We face heavy competition from our peers in securing these relationships but believe that the excellence of our research and development and commercial organizations and the breadth of our expertise across traditional pharmaceuticals, biotechnology and vaccines position us well.

Certain Product Liability Litigation

Diet Drug Litigation

We continue to address the challenges of our diet drug litigation, which is described in greater detail in Note 14 to our consolidated financial statements, Contingencies and Commitments, contained in this 2007 Financial Report. The $2,258.3 million reserve balance at December 31, 2007 represents our best estimate, within a range of outcomes, of the aggregate amount required to cover diet drug litigation costs, including payments in connection with the nationwide settlement, opt outs from the nationwide settlement and primary pulmonary hypertension claims, and including our legal fees related to the diet drug litigation. It is possible that additional reserves may be required in the future, although we do not believe that the amount of any such additional reserves is likely to be material.

Hormone Therapy Litigation

During 2006, we began the first of a number of trials in our hormone therapy litigation, which is described in greater detail in Note 14 to our consolidated financial statements, Contingencies and Commitments, contained in this 2007 Financial Report. As of December 31, 2007, we were defending approximately 5,400 actions brought on behalf of approximately 7,900 women in various federal and state courts throughout the United States for personal injuries, including primarily claims for breast cancer, as well as claims for, among other conditions, stroke, ovarian cancer and heart disease, allegedly resulting from their use of *Prempro* or *Premarin*. We also face putative class action lawsuits from users of *Premarin* or *Prempro* seeking medical monitoring and purchase price refunds, as well as other damages. While most of these putative class actions have been dismissed or withdrawn, a motion for class certification was recently denied without prejudice in a California statewide refund class action, and a hearing in a similar case in West Virginia is set for later this year.

Of the 27 hormone therapy cases alleging breast cancer that have been resolved after being set for trial, 22 have now been resolved in our favor (by voluntary dismissal by the plaintiffs, summary judgment, defense verdict or judgment for us notwithstanding the verdict), several of which are being appealed by the plaintiff. Of the remaining five cases, two such cases have been settled, one resulted in a plaintiffs' verdict that was vacated by the court and a new trial ordered (which plaintiffs have appealed), and two resulted in plaintiffs' verdicts that we plan to appeal. Additional cases have been voluntarily dismissed by plaintiffs before a trial setting. Trials of additional hormone therapy cases also are scheduled throughout 2008. Individual trial results depend on a variety of factors, including many that are unique to the particular case, and our trial results to date, therefore, may not be predictive of future trial results.

As we have not determined that it is probable that a liability has been incurred and an amount is reasonably estimable, we have not established any litigation accrual for our hormone therapy litigation.

Our Challenging Business Environment

Generally, we face the same difficult challenges that all research-based pharmaceutical companies are confronting. We continue to be challenged by the efforts of government agencies, insurers, employers and consumers to lower prices through leveraged purchasing plans, use of formularies, importation, reduced reimbursement for prescription drugs and other means. Generic products are growing as a percentage of total prescriptions, and generic manufacturers are becoming more aggressive in challenging patents. Insurers and employers are increasingly demanding that patients start with a generic product before switching to a branded product if necessary, and our products increasingly compete with generic products. Competition among branded products is also intensifying. Regulatory burdens and safety concerns are increasing both the cost and time it takes to bring new drugs to market. Post-marketing regulatory and media scrutiny of product safety also is increasing.

Certain key challenges to our business are highlighted below, but we encourage you to review "Item 1A. RISK FACTORS" in our 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission for more information about challenges, risks and uncertainties.

As described in Note 14 to our consolidated financial statements, Contingencies and Commitments, *Protonix* is the subject of ongoing U.S. patent litigation between Wyeth and its partner, Nycomed GmbH (Nycomed), and several generic manufacturers. In December 2007, Teva Pharmaceutical Industries, Ltd. and Teva Pharmaceuticals USA, Inc. (Teva) launched a generic version of our *Protonix* (pantoprazole sodium) tablets several years in advance of the expiration of the U.S. compound patent which we exclusively license from Nycomed. Following this "at risk" launch and its resulting impact on the market, we launched our own generic version of *Protonix* tablets in January 2008. A second generic manufacturer, Sun Pharmaceutical Advanced Research Centre Ltd. and Sun Pharmaceutical Industries Ltd. (Sun), also began "at risk" sales of a generic version of *Protonix* tablets in January 2008. In September 2007, the United States District Court for the District of New Jersey denied our motion for a preliminary injunction against Teva and Sun seeking to prevent the launch of a generic version of *Protonix* prior to resolution of ongoing patent litigation between the parties. The Court determined that Teva had raised sufficient questions about the validity of the patent to preclude the extraordinary remedy of a preliminary injunction. The Court did not conclude that the patent was invalid or not infringed and emphasized that its findings were preliminary. The case now will proceed to trial, which we anticipate will occur in the second half of 2008, and the Court has stated that the generic manufacturers will need to meet a higher burden of proof, clear and convincing evidence, to prove the compound patent is invalid. Wyeth and Nycomed continue to believe that the *Protonix* patent is valid and enforceable and intend to continue to vigorously enforce our patent rights and seek monetary damages, including for lost profits and other damages, as well as orders prohibiting further sales of generic pantoprazole products during the term of the compound patent. However, the course and outcome of future proceedings cannot be predicted with certainty, and there is no assurance that we will be able to uphold the validity of the *Protonix* patent, recover monetary damages and/or obtain other requested relief.

Late in 2005, we reached agreement with Teva on a settlement of the U.S. patent litigation pertaining to Teva's generic version of our *Effexor XR* (extended release capsules) antidepressant. Under licenses granted to Teva as part of the settlement, Teva launched a generic version of *Effexor* (immediate release tablets) in the United States in August 2006 and will be permitted to launch a generic version of *Effexor XR* (extended release capsules) in the United States beginning on July 1, 2010, subject to earlier launch based on specified events. Events that could trigger an earlier U.S. market entry by Teva with a generic version of *Effexor XR* (extended release capsules) include specific market conditions and developments regarding the applicable Wyeth patents, including the outcome of other generic challenges to the patents. Six lawsuits concerning such generic challenges currently are pending. There can be no assurance that the outcome of these litigations or the occurrence of specific market conditions will not trigger generic entry by Teva or another generic manufacturer before July 1, 2010. In connection with the licenses pursuant to the settlement, Teva will pay us specified percentages of profit from sales of each of the Teva generic versions subject to adjustment or suspension based on market conditions and developments regarding the applicable patent rights. We estimate that approximately 96% of *Effexor* (immediate release tablets) prescriptions in the United States have been converted to Teva's generic version since the August 2006 launch. While it is possible that Teva's introduction of a generic version of *Effexor* (immediate release tablets) in the United States could adversely impact our U.S. sales of *Effexor XR* (extended release capsules), we have not experienced any significant impact to date and continue to anticipate that any impact will be modest given the significant differences in product profiles.

In early 2008, we reached a proposed settlement of our U.S. patent litigation with Osmotica Pharmaceutical Corp. (Osmotica), which has filed an NDA pursuant to 21 U.S.C. 355(b)(2) seeking FDA approval to market an extended release venlafaxine tablet. Under the terms of the proposed settlement, we would grant Osmotica a royalty-bearing license under certain patents. The effectiveness of the proposed settlement, which we have elected to submit to the U.S. Federal Trade Commission for review, is subject to the court entering certain orders requested by the parties. In 2007, we granted a covenant not to sue Sun, which has filed an Abbreviated New Drug Application (ANDA) seeking FDA approval to market venlafaxine HCl extended release tablets. The covenant not to sue is limited to the same three patents involved in the above-mentioned litigations and also limited to the specific tablet product that is the subject of Sun's ANDA. Based on existing FDA practice, Sun's ANDA for a tablet product could be approved without regard to Teva's 180-day generic exclusivity for a capsule product. Sun did not make any allegations as to our patent covering the compound venlafaxine, and the covenant not to sue does not apply to that patent. Accordingly, Sun's ANDA could be approved as early as the expiration of that patent, and its associated pediatric exclusivity period, on June 13, 2008, but no sooner.

We anticipate that the FDA would not rate either Osmotica's or Sun's tablet product as therapeutically equivalent, also referred to as AB rated, to *Effexor XR* (extended release capsules). Therefore, these tablet products ordinarily would not be substitutable for *Effexor XR* (extended release capsules) at the pharmacy level. However, in the event that Osmotica and/or Sun obtain FDA approval and successfully launch a tablet product, our sales of *Effexor XR* (extended release capsules) would be negatively impacted, though we believe any impact in 2008 would be limited.

Pursuant to an agreement reached with Teva with respect to a generic version of *Effexor XR* (extended release capsules) in Canada, Teva launched a generic version of *Effexor XR* (extended release capsules) in Canada in December 2006. As a result of Teva's launch, our combined net revenue from *Effexor* (immediate release tablets) and *Effexor XR* (extended release capsules) in the Canadian market decreased approximately 72% for 2007 compared with 2006, and we believe that the recent entry of additional generic competition into the Canadian market will increase this decline. As a result of this additional generic competition, our royalty from Teva on its Canadian sales of generic extended release venlafaxine HCl capsules has been suspended.

Generic versions of *Effexor* (immediate release tablets) and *Effexor XR* (extended release capsules) also have been introduced in certain markets outside the United States and Canada. The impact on our 2007 results was limited, but we expect a broader impact over time as generic versions continue to be introduced in markets outside the United States and Canada.

Compound patent protection for *Zosyn* expired in the United States in February 2007. Certain additional process and manufacturing patent protection remains. Our new formulation of *Zosyn* was approved by the FDA in 2005 and has additional patent protection extending to 2023. We believe that the timing and impact of generic competition for *Zosyn* in the United States will depend, among other factors, upon the timing and nature of the FDA's response to the citizen petitions filed by Wyeth and third parties regarding *Zosyn*, which are discussed in greater detail in Note 14 to our consolidated financial statements, Contingencies and Commitments. However, generic competition for *Zosyn* in the United States could occur at any time and likely would have a significant adverse impact on our sales of the product. Compound patent protection for *Zosyn* (*Tazocin* internationally) expired in most major markets outside the United States in early July 2007. Accordingly, we are facing generic competition in Spain, Portugal, Greece, France and Switzerland, as well as in several markets outside Europe, and may face generic competition in additional countries in the near future, including in Canada.

As part of our business, we have made and will continue to make significant investments in assets, including inventory, plant and equipment, which relate to potential new products and potential changes in manufacturing processes or reformulations of existing products. Our ability to realize value on these investments is contingent on, among other things, regulatory approval and market acceptance of these new products, process changes and reformulations. In addition, several of our existing products are nearing the end of their compound patent terms. If we are unable to find alternative uses for the assets supporting these products, these assets will need to be evaluated for impairment and/or we may need to incur additional costs to convert these assets to an alternate use. Earlier than anticipated generic competition for these products also may result in excess inventory and associated charges.

In late 2006, we received a request from the European Medicines Agency (EMEA) to change the currently authorized dosage recommendations for *Prevenar* in the EU from a three-dose primary series plus one booster dose (3+1) to a two-dose primary series plus one booster dose (2+1). The 2+1 schedule already is used in some EU member states. In response, we informed the scientific assessors for *Prevenar* that we do not believe the currently available scientific data provide an adequate basis to support such a change in recommendations. After discussion, EMEA authorities have determined to maintain the 3+1 schedule as the approved schedule and add a reference in the labeling to potential use of the 2+1 schedule as an alternative when *Prevenar* is given as part of a routine infant immunization program. We will be implementing this labeling modification in the near future and believe it will have little impact, if any, on our future sales of *Prevenar* in the EU.

Additional analyses of the benefits and risks of hormone therapy in the treatment of menopausal symptoms continue to be published from time to time, including additional analyses of data from the Women's Health Initiative. We continue to believe that hormone therapy remains a good health care choice for the appropriate woman seeking the relief of moderate to severe menopausal symptoms, including hot flashes, night sweats and vaginal atrophy, and the prevention of postmenopausal osteoporosis. We also believe the product labeling appropriately reflects the product profile. Nevertheless, it is uncertain what impact, if any, the publicity about risks discussed in prior or future publications will have on our sales of *Premarin* and *Prempro* and our hormone therapy litigation.

During 2007, our launches of *Tygacil* in certain markets outside the United States were adversely affected by supply limitations resulting from changes in the active pharmaceutical ingredient manufacturing process and the need for associated regulatory approvals. We expect these limitations to remain in some markets until approximately mid-2008. We have accounted for these limitations in our launch and commercial strategy, but our sales of *Tygacil* outside the United States could be adversely affected if these limitations continue longer than expected.

Our alliance revenue continues to be adversely affected by declining revenue associated with the CYPHER stent and *Altace*. Alliance revenue from *Altace* is expected to decline further in 2008 as a result of generic competition.

In October 2007, the FDA convened a joint meeting of the Pediatric and Nonprescription Drugs advisory committees to discuss the safety and efficacy of over-the-counter (OTC) cough and cold products for use in children and recommended that these products no longer be used in children under the age of six. Prior to the meeting of the advisory committees, Wyeth Consumer Healthcare announced that it no longer recommended the use of cough and cold products in children under the age of two, and in October 2007 initiated a voluntary market withdrawal of our *Robitussin* and *Dimetapp* oral cough and cold medicines that refer to "infants." In January 2008, the FDA issued a Public Health Advisory recommending against the use of OTC cough and cold products in children under two years of age and announced that the FDA plans to issue recommendations in the 2008 second quarter with respect to the use of OTC cough and cold products in children two through 11 years of age. Sales of our *Robitussin* and *Dimetapp* family of products could be adversely affected by these recommendations.

In addition, in December 2007, the FDA convened a meeting of the Nonprescription Drugs advisory committee to discuss the efficacy of the oral decongestant phenylephrine (PE), an ingredient used in several *Robitussin* and *Dimetapp* products. The advisory committee concluded that available evidence was supportive of the efficacy of PE at 10 milligrams but recommended that additional studies be conducted on the efficacy of PE at 10 milligrams and the safety and efficacy of PE at higher doses. Depending on the FDA's response to the advisory committee's recommendations, sales of our *Robitussin* and *Dimetapp* family of products could be adversely impacted.

Our Productivity Initiatives
We are continuing our long-term global productivity initiatives, collectively called Project Springboard, which we launched in 2005, to adapt to the challenging pharmaceutical industry environment. These initiatives have focused on our new primary care selling model, improving our drug development process, and continued implementation of commercial excellence initiatives, including improving the efficiency of our global support functions. In 2006, we entered into a master services agreement with Accenture LLP to provide us with transactional processing and administrative support services over a broad range of areas, including information services, finance and accounting, human resources and procurement functions. Transactional processing services began in 2007. We also are reviewing our production network to achieve optimal efficiencies and to reduce production costs for our global core products. In addition to these ongoing productivity initiatives, the 2007 results include costs pertaining to the closure of a manufacturing facility owned by Amgen and used in the production of *Enbrel*. As a result of these ongoing initiatives and the facility closure, we recorded net pre-tax charges of $273.4 million in 2007. Since inception of our productivity initiatives, total net pre-tax charges of $682.6 million have been recorded with respect to these initiatives, including the facility closure. It is expected that additional costs will be incurred under Project Springboard over the next several years, bringing total charges to approximately $850.0 million to $950.0 million.

In 2008, we will begin Project Impact, a company-wide program designed to redefine our business model to facilitate long-term growth, as well as to address short-term fiscal challenges. Project Impact will continue to focus on productivity initiatives; however, the scope and depth of Project Impact will be substantially broader.

Critical Accounting Estimates

Our consolidated financial statements are presented in accordance with accounting principles that are generally accepted in the United States. All professional accounting standards effective as of December 31, 2007 have been taken into consideration in preparing the consolidated financial statements. Our preparation of the consolidated financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, therefore, actual results could differ from those estimates. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect the most significant estimates and assumptions used in the preparation of our consolidated financial statements.

Chargebacks/Rebates
Chargebacks/rebates, which are our only significant deductions from gross sales, are offered to customers based upon volume purchases, the attainment of market share levels and government mandates. Chargeback/rebate accruals, included in *Accrued expenses*, are established at the later of (a) the date at which the related revenue is recorded or (b) the date at which the incentives are offered. Reserves for chargebacks/rebates are estimated using historical rates and current wholesaler inventory data. Rebate rates are determined based on historical experience, trend analysis, demand conditions, competition and projected market conditions in the various markets served. Internal data as well as information obtained from external sources such as independent market research agencies and data from wholesalers are considered when establishing these reserves. Other factors, including identification of which products have been sold subject to a rebate, which customer or government price terms apply, and the estimated lag time between sale and payment of a rebate also are considered. We continually monitor the adequacy of the accruals by analyzing historical rebate rates, making adjustments to originally recorded reserves when trends or specific events indicate that adjustment is appropriate and comparing actual payments with the estimates used in establishing the accrual. Historically, actual payments have not varied significantly from the reserves provided.

Product Returns
Provisions for product returns are provided for as deductions to arrive at *Net revenue*. We consider many factors in determining our reserves for product returns. Typically, those factors that influence the reserves do not change significantly from period to period and include: actual historical return activity, level of inventory in the distribution network, inventory turnover, demand history, demand projections, estimated product shelf life, pricing and competition. Internal data as well as information obtained from the wholesalers are considered when establishing these reserves. We have identified historical patterns of returns for major product classes, including new products. Return rates for new products are estimated by comparing the new product with similar product types that exist in our product line. We review our reserves for product returns quarterly to verify that the trends being considered to estimate the reserves have not changed materially. The reserves for product returns cover all products, and, historically, actual returns have not varied significantly from the reserves provided.

Wholesaler Agreements
We have entered into wholesaler service agreements with many of our full-line pharmaceutical wholesale distributors in the United States, including our three largest wholesale distributors, which accounted for approximately 32% of *Net revenue* in 2007. Under these agreements, the wholesale distributors have agreed, in return for certain price concessions, not to exceed certain targeted inventory levels. As a result, we, along with our wholesale partners, are able

to manage product flow and inventory levels in a way that more closely follows trends in prescriptions.

Accruals for Legal Proceedings

We are involved in various legal proceedings, including product liability, patent, commercial, environmental and antitrust matters, of a nature considered normal to our business. These include allegations of injuries caused by our products, including *Redux*, *Pondimin*, *Prempro*, *Premarin*, *Robitussin*, *Dimetapp* and *Effexor*, among others. The estimated amounts we expect to pay in these cases are accrued when it is probable that a liability has been incurred and the amount is reasonably estimable. In assessing the estimated costs, we consider many factors, including past litigation experience, scientific evidence and the specifics of each matter. Legal defense costs, which are expected to be incurred in connection with a loss contingency, are accrued when the contingency is considered probable and reasonably estimable. Additionally, we record insurance receivable amounts from third-party insurers when recovery is probable. Prior to November 2003, we were self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, we became completely self-insured for product liability risks.

In addition, we have responsibility for environmental, safety and cleanup obligations under various federal, state and local laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the Superfund. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. Environmental liabilities are undiscounted, do not consider potential recoveries from insurers or third parties and will be paid out over periods in which the remediation occurs.

Stock-Based Compensation

Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment" (SFAS No. 123R), requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards. We determine the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates certain assumptions, such as the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options. As of December 31, 2007, the assumptions were as follows: the risk-free interest rate, 4.6%; expected volatility, 20.1%; expected dividend yield, 2.1%; and expected life of the options, six years.

Income Taxes

We apply an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon our assessment that it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to realize the deferred tax asset. In the event we determine future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. In the event we were to determine that we would be able to realize all or a portion of our net deferred tax assets, an adjustment to the valuation allowance would increase income in the period such determination was made. Likewise, should we subsequently determine that we would not be able to realize all or a portion of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period such determination was made. We have not established valuation allowances related to our net federal deferred tax assets, as we believe that it is more likely than not that the benefits of these assets will be realized. Valuation allowances have been established for certain state and foreign deferred tax assets, related to net operating losses, credits and temporary differences.

We are subject to income tax in many jurisdictions throughout the world and are regularly under examination by numerous taxing authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. These assessments involve complex judgments about future events and rely on estimates and assumptions by management. Actual audit results could differ from these estimates.

Actuarial Assumptions for Pension and Other Postretirement Benefit Plans

On an annual basis, we perform an internal study of actuarial assumptions. Based on this study, we determine the appropriate discount rate and expected long-term rate of return on plan assets for our defined benefit pension plans. In 2007, the discount rate used to determine our benefit obligation was increased by 55 basis points to 6.45%, the discount rate used to determine our net periodic benefit cost was increased by 25 basis points to 5.90%, while the expected rate of return on plan assets was maintained at 9.00%, consistent with the prior year. In 2008, the expected rate of return on plan assets will be reduced by 25 basis points to 8.75%, which reflects anticipated future market returns based upon the markets in which we invest. The net periodic benefit cost for our U.S. pension plans is expected to decrease by approximately $17.0 million to $185.0 million in 2008 compared with 2007 primarily due to the increase in the discount rate from 5.90% to 6.45% offset, in part, by a decrease in the expected return on plan assets. As a sensitivity measure, the effect of a 25 basis-point decrease in our discount rate assumption would increase our net periodic benefit cost for our U.S. pension plans by approximately $14.0 million. A 1.00% decrease in the expected rate of return on plan assets would increase the U.S. pension plan expense by approximately $42.0 million.

We also review the principal actuarial assumptions relating to our other postretirement benefit plans on an annual basis. We maintained the health care cost trend rate for 2007 at 9.00%, consistent with the prior year. This growth rate, ultimately, is expected to decrease to 5.00% by 2014 and remain constant thereafter. In reviewing postretirement claims data and other related assumptions, we believe that this trend rate appropriately reflects the trend aspects of our other postretirement benefit plans as of December 31, 2007. Similar to the pension plans discussed above, in 2007, the discount rate used to determine our other postretirement accumulated benefit obligation was increased by 55 basis points to 6.45%, and the discount rate used to determine our net periodic benefit cost was increased by 25 basis points to 5.90%. Net periodic benefit cost in 2008 for other postretirement benefit plans is expected to decrease by approximately $7.0 million to $158.0 million compared with 2007 primarily due to an increase in the discount rate from 5.90% to 6.45%, partially offset by a change in the health care trend factors. As a sensitivity measure, the effect of a 25 basis-point decrease in our discount rate assumption would increase our other postretirement net periodic benefit cost by approximately $5.4 million.

Restructuring and Other Related Charges

To streamline operations and rationalize manufacturing facilities through our productivity initiatives, we periodically record restructuring and other related charges. As a result, we have made estimates and judgments regarding our future plans, including future termination benefits and other exit costs to be incurred when the restructuring actions take place. In connection with these actions, management also assesses the recoverability of long-lived assets employed in the business. These estimates and assumptions are closely monitored by management and periodically adjusted as circumstances warrant. For instance, expected asset lives may be shortened or an impairment recorded based on a change in the expected useful life or performance of the asset.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure presented above.

Results of Operations

2007 vs. 2006

Net Revenue

Worldwide *Net revenue* increased 10% to $22,399.8 million for 2007. U.S. and international net revenue increased 5% and 16%, respectively, for 2007. The following table sets forth worldwide *Net revenue* for 2007, 2006 and 2005 by reportable segment together with the percentage changes in worldwide *Net revenue* from prior years:

(Dollar amounts in millions)	Year Ended December 31,			% Increase (Decrease)	
Net Revenue	**2007**	**2006**	**2005**	**2007 vs. 2006**	**2006 vs. 2005**
Pharmaceuticals	**$18,622.0**	$16,884.2	$15,321.1	**10%**	10%
Consumer Healthcare	**2,736.1**	2,530.2	2,553.9	**8%**	(1)%
Animal Health	**1,041.7**	936.3	880.8	**11%**	6%
Consolidated net revenue	**$22,399.8**	$20,350.7	$18,755.8	**10%**	9%

The following table sets forth the percentage changes in 2007 and 2006 worldwide *Net revenue* by reportable segment and geographic area compared with the prior year, including the effect volume, price and foreign exchange had on these percentage changes:

	% Increase Year Ended December 31, 2007				% Increase (Decrease) Year Ended December 31, 2006			
	Volume	**Price**	**Foreign Exchange**	**Total Net Revenue**	**Volume**	**Price**	**Foreign Exchange**	**Total Net Revenue**
Pharmaceuticals								
United States	**—**	**6%**	**—**	**6%**	3%	6%	—	9%
International	**10%**	**—**	**6%**	**16%**	12%	(2)%	2%	12%
Total	**5%**	**3%**	**2%**	**10%**	7%	2%	1%	10%
Consumer Healthcare								
United States	**1%**	**1%**	**—**	**2%**	(3)%	—	—	(3)%
International	**7%**	**1%**	**8%**	**16%**	(1)%	1%	2%	2%
Total	**4%**	**1%**	**3%**	**8%**	(2)%	—	1%	(1)%
Animal Health								
United States	**6%**	**2%**	**—**	**8%**	—	5%	—	5%
International	**5%**	**1%**	**8%**	**14%**	3%	2%	2%	7%
Total	**6%**	**1%**	**4%**	**11%**	1%	4%	1%	6%
Total								
United States	**—**	**5%**	**—**	**5%**	2%	5%	—	7%
International	**10%**	**—**	**6%**	**16%**	10%	(1)%	2%	11%
Total	**5%**	**2%**	**3%**	**10%**	5%	3%	1%	9%

Pharmaceuticals

Worldwide Pharmaceuticals net revenue increased 10% for 2007. Excluding the favorable impact of foreign exchange, worldwide Pharmaceuticals net revenue increased 8% for 2007. U.S. Pharmaceuticals net revenue increased 6% for 2007 due primarily to higher sales of *Effexor, Protonix, Prevnar* and *Zosyn* offset, in part, by lower sales of *Inderal LA* due to generic competition, and lower alliance revenue. The modest increase in *Effexor* net revenue was primarily due to price increases, which were offset, in part, by lower volume, while the growth in *Protonix* net revenue was attributable to improved contracting resulting in a higher realized price per unit and the impact of replenishing normal wholesaler inventory levels. The increases in *Prevnar* and *Zosyn* net revenue were due to both volume and price increases.

International Pharmaceuticals net revenue increased 16% (10% excluding the favorable impact of foreign exchange) for 2007 due primarily to higher sales of *Enbrel* (driven by volume increases), *Prevnar* (resulting from the launch of *Prevnar* in 13 new markets as well as the addition of *Prevnar* to three new NIPs during 2007) and our Nutrition product line (driven by growth in China and other Asia/Pacific markets) offset, in part, by lower sales of *Effexor* due to generic competition primarily in Canada.

Consumer Healthcare

Worldwide Consumer Healthcare net revenue increased 8% for 2007. Excluding the favorable impact of foreign exchange, worldwide Consumer Healthcare net revenue increased 5% for 2007. Consumer Healthcare net revenue in the United States increased 2% for 2007 due primarily to higher sales of *Advil, Advil PM, Advil Cold & Sinus* and *Caltrate* offset, in part, by lower sales of *Robitussin* and *Dimetapp*, due to the voluntary recall and replacement program initiated during the 2007 third quarter in connection with the redesign of dosing cups, and lower sales of *Centrum*.

International Consumer Healthcare net revenue increased 16% (8% excluding the favorable impact of foreign exchange) for 2007 due primarily to higher sales of *Centrum, Caltrate, Advil, Robitussin, ChapStick* and *Advil Cold & Sinus*.

Animal Health

Worldwide Animal Health net revenue increased 11% for 2007. Excluding the favorable impact of foreign exchange, worldwide Animal Health net revenue increased 7% for 2007. Animal Health net revenue in the United States increased 8% due to higher sales of livestock, companion animal products, which included sales of our recently launched *ProMeris* flea and tick products for dogs and cats, and poultry products.

International Animal Health net revenue increased 14% (6% excluding the favorable impact of foreign exchange) for 2007 due to higher sales of companion animal, livestock, poultry and equine products.

Significant Product Results

The following tables sets forth significant 2007, 2006 and 2005 Pharmaceuticals, Consumer Healthcare and Animal Health worldwide net revenue by product:

Pharmaceuticals

(In millions)	2007	2006	2005
Effexor	**$ 3,793.9**	$ 3,722.1	$ 3,458.8
Prevnar	**2,439.1**	1,961.3	1,508.3
Enbrel	**2,044.6**	1,499.6	1,083.7
Protonix	**1,911.2**	1,795.0	1,684.9
Nutrition	**1,443.0**	1,200.8	1,040.9
Zosyn/Tazocin	**1,137.2**	972.0	891.6
Premarin family	**1,055.3**	1,050.9	908.9
Oral contraceptives	**433.9**	454.9	525.3
BeneFIX	**432.6**	357.6	343.3
Rapamune	**364.8**	336.9	300.2
rhBMP-2	**358.9**	308.0	236.3
ReFacto	**334.9**	305.6	268.4
Tygacil	**137.9**	71.5	10.0
Zoton	**93.3**	130.8	375.7
Alliance revenue	**1,294.2**	1,339.2	1,146.5
Other	**1,347.2**	1,378.0	1,538.3
Total Pharmaceuticals	**$18,622.0**	$16,884.2	$15,321.1

Consumer Healthcare

(In millions)	2007	2006	2005
Centrum	**$ 704.9**	$ 657.1	$ 634.0
Advil	**684.1**	620.2	514.0
Caltrate	**225.9**	195.1	189.2
Robitussin	**220.3**	225.5	253.2
ChapStick	**139.7**	127.9	134.4
Preparation H	**109.7**	103.1	104.8
Advil Cold & Sinus	**73.7**	61.0	122.4
Dimetapp	**72.6**	81.7	80.4
Alavert	**56.0**	49.8	49.5
Other(1)	**449.2**	408.8	472.0
Total Consumer Healthcare	**$ 2,736.1**	$ 2,530.2	$ 2,553.9

Animal Health

(In millions)	2007	2006	2005
Livestock products	**$ 452.4**	$ 405.5	$ 377.2
Companion animal products	**317.9**	283.9	257.8
Equine products	**145.3**	135.5	138.2
Poultry products	**126.1**	111.4	107.6
Total Animal Health	**$ 1,041.7**	$ 936.3	$ 880.8

(1) Revenue from the Solgar *product line is included in 2005. The* Solgar *product line was sold to NBTY, Inc. in the 2005 third quarter.*

Sales Deductions

We deduct certain items from gross revenue, which primarily consist of provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives. Chargebacks/rebates are the only deductions from gross revenue that we consider significant. The provision for chargebacks/rebates relates primarily to U.S. sales of pharmaceutical products provided to wholesalers and managed care organizations under contractual agreements or to certain governmental agencies that administer benefit programs, such as Medicaid. While different programs and methods are utilized to determine the chargeback or rebate provided to the customer, we consider both to be a form of price reduction. Except for chargebacks/rebates, provisions for each of the other components of sales deductions were individually less than 2% of gross sales.

The change in our accruals for chargebacks/rebates, product returns, cash discounts and all other sales deductions for 2007, 2006 and 2005 was as follows:

(In millions)	Chargebacks/ Rebates	Product Returns	Cash Discounts	Other Sales Deductions	Total
Balance at January 1, 2005	$ 917.0	$ 159.9	$ 24.9	$ 100.4	$ 1,202.2
Provision	2,386.1	177.8	255.3	175.9	2,995.1
Payments/credits	(2,537.6)	(201.2)	(253.6)	(185.4)	(3,177.8)
Balance at December 31, 2005	$ 765.5	$ 136.5	$ 26.6	$ 90.9	$ 1,019.5
Provision	2,290.2	152.3	255.1	196.5	2,894.1
Payments/credits	(2,321.8)	(159.5)	(252.0)	(206.1)	(2,939.4)
Balance at December 31, 2006	$ 733.9	$ 129.3	$ 29.7	$ 81.3	$ 974.2
Provision	**2,571.9**	**167.7**	**264.2**	**202.6**	**3,206.4**
Payments/credits	**(2,567.8)**	**(173.4)**	**(267.9)**	**(216.0)**	**(3,225.1)**
Balance at December 31, 2007	**$ 738.0**	**$ 123.6**	**$ 26.0**	**$ 67.9**	**$ 955.5**

The increase in the provision for chargebacks/rebates in 2007 was primarily due to higher rebate rates for managed care plans as well as the shift from Medicaid to the new Medicare Part D program. The increase was partially offset by a decrease in chargebacks/rebates related to *Protonix*.

Operating Expenses

The following table sets forth 2007, 2006 and 2005 *Cost of goods sold* and *Selling, general and administrative expenses* as a percentage of net revenue:

	% of Net Revenue			Increase/(Decrease)	
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
Cost of goods sold	**28.2%**	27.5%	29.0%	**0.7%**	(1.5)%
Selling, general and administrative expenses	**30.2%**	31.9%	32.6%	**(1.7)%**	(0.7)%

Cost of Goods Sold

The increase in *Cost of goods sold*, as a percentage of *Net revenue*, to 28.2% for 2007 compared with 27.5% for 2006 was due primarily to costs pertaining to the closure of a manufacturing facility owned by Amgen and used in the production of *Enbrel*. Gross margin also was negatively impacted by higher sales of lower margin products such as *Protonix, Zosyn* and Nutrition products, as well as lower sales of the higher margin product *Inderal LA*, which is experiencing generic competition, and lower alliance revenue (with no corresponding decrease in cost of goods sold). These decreases were partially offset by price increases and higher sales of *Prevnar*, which has a higher gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 4% while *Net revenue* increased at a rate of 10% for 2007 compared with 2006. This difference is primarily attributable to an increase in net revenue of certain Pharmaceuticals products (e.g., *Prevnar*), which generally require lower promotional spending compared with other marketed Pharmaceuticals products, as well as reduced selling and marketing expenses in the United States for *Effexor*, *Enbrel* and *Altace* (King Pharmaceuticals assumed all responsibility for marketing and selling of *Altace* January 1, 2007). These decreases were offset, in part, by increased spending to support pre- and post-launch marketing costs for *Lybrel*, *Torisel*, *Pristiq* and *Relistor* (methylnaltrexone). Marketing and selling expenses also increased in international markets to support existing and new product launches.

Research and Development Expenses

The following table sets forth 2007, 2006 and 2005 total *Research and development expenses* and Pharmaceuticals research and development expenses together with the percentage changes from prior years:

	Year Ended December 31,			% Increase	
(Dollar amounts in millions)	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
Research and development expenses	**$3,256.8**	$3,109.1	$2,749.4	**4.8%**	13%
Pharmaceuticals research and development expenses	**3,036.3**	2,896.6	2,557.5	**4.8%**	13%
Pharmaceuticals as a percentage of total research and development expenses	**93%**	93%	93%	—	—

The increase in *Research and development expenses* for 2007 was due primarily to higher salary-related expenses and higher clinical expenses primarily related to our 13-valent pneumococcal conjugate vaccine, *Relistor*, bifeprunox, *Torisel* and *Tygacil*. These increases were offset, in part, by reduced milestone payments and the completion of certain clinical studies for *Viviant* and *Aprela*. Pharmaceuticals research and development expenses, as a percentage of worldwide Pharmaceuticals net revenue, exclusive of Nutrition sales, were 18% for each of the years 2007, 2006 and 2005.

Interest (Income) Expense and Other Income

The following table sets forth selected information about *Interest (income) expense, net* and *Other income, net* for 2007, 2006 and 2005 together with percentage changes from prior years:

	Year Ended December 31,			% Increase/(Decrease)	
(Dollar amounts in millions)	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
Interest (income) expense, net	**$ (90.5)**	$ (6.6)	$ 74.8	**>100%**	—
Other income, net	**290.5**	271.5	397.9	**7%**	(32)%

Interest (Income) Expense, net

The increase in *Interest (income) expense, net* for 2007 was due primarily to higher interest income earned on higher cash balances in 2007, offset, in part, by higher interest expense primarily due to the $2,500.0 million Notes issued in March 2007. Weighted average debt outstanding during 2007 and 2006 was $11,125.5 million and $9,171.9 million, respectively.

Other Income, net

Other income, net increased slightly for 2007 due primarily to increased gains from product divestitures in the Pharmaceuticals segment.

2006 vs. 2005

Net Revenue

Pharmaceuticals

Worldwide Pharmaceuticals net revenue increased 10% for 2006. Excluding the favorable impact of foreign exchange, worldwide Pharmaceuticals net revenue increased 9% for 2006. U.S. Pharmaceuticals net revenue increased 9% for 2006 due primarily to higher sales of the *Premarin* family of products, *Effexor* and *Protonix*, as well as increased alliance revenue offset, in part, by lower sales of oral contraceptives. The increase in the *Premarin* family of products net revenue reflects year-over-year price increases. The increase in *Effexor* net revenue was primarily due to price increases, which were offset, in part, by lower volume, and the growth in *Protonix* net revenue was attributable to increased prescription growth within the higher margin managed care segment. The Medicare Prescription Drug Improvement and Modernization Act of 2003 included a prescription drug benefit for individuals eligible for Medicare. This benefit first went into effect on January 1, 2006. The prescription drug benefit had a modest beneficial impact on our results in 2006.

International Pharmaceuticals net revenue increased 12% (10% excluding the favorable impact of foreign exchange) for 2006 due primarily to higher sales of *Enbrel* (for which we have exclusive rights outside the United States and Canada), *Prevnar* (resulting from the launch of *Prevnar* in 14 new markets as well as the addition of *Prevnar* to nine new NIPs during 2006), our Nutrition product line, and *Effexor* offset, in part, by lower sales of *Zoton*, which began experiencing generic competition in the United Kingdom and other European countries during this period. International alliance revenue increased 12% for 2006 as a result of higher sales of *Enbrel* in Canada.

Consumer Healthcare

Worldwide Consumer Healthcare net revenue decreased 1% for 2006. Excluding the favorable impact of foreign exchange, worldwide Consumer Healthcare net revenue decreased 2% for 2006. U.S. Consumer Healthcare net revenue decreased 3% for 2006 due primarily to lower sales of *Solgar* products, as that product line was divested in 2005, and lower sales of *Robitussin* and *Advil Cold & Sinus*, which were negatively impacted by retailer actions and legislation related to pseudoephedrine-containing products offset, in part, by higher sales of *Advil*.

International Consumer Healthcare net revenue increased 2% (remained constant excluding the favorable impact of foreign exchange) for 2006 due primarily to higher sales of *Centrum*, *Advil* and *Caltrate*, partially offset by the absence of sales of *Solgar* products, which were divested in 2005.

Animal Health

Worldwide Animal Health net revenue increased 6% for 2006. Excluding the favorable impact of foreign exchange, worldwide Animal Health net revenue increased 5% for 2006. U.S. Animal Health net revenue increased 5% as a result of higher sales of livestock and companion animal products offset, in part, by lower sales of equine products.

International Animal Health net revenue increased 7% (5% excluding the favorable impact of foreign exchange) for 2006 due to higher sales of livestock, companion animal, equine and poultry products.

Operating Expenses

Cost of Goods Sold

The decrease in *Cost of goods sold*, as a percentage of *Net revenue*, to 27.5% for 2006 compared with 29.0% for 2005 was due primarily to lower inventory adjustments in the Pharmaceuticals segment related to *Premarin*, European compliance losses and *Zoton*. This decrease was partially offset by unfavorable manufacturing variances and costs in the Pharmaceuticals segment, primarily for our Guayama, Puerto Rico manufacturing facility, and the impact of expensing stock option compensation as a result of adopting SFAS No. 123R. Gross margin was impacted favorably by increased alliance revenue (with no corresponding increase in cost of goods sold) from higher sales of *Enbrel* in the United States and Canada, price increases in the United States, a more favorable product mix in the Pharmaceuticals and Consumer Healthcare segments due to higher sales of higher margin *Prevnar* and *Effexor*, and a reduction in sales of lower margin products, including *Zoton* and our *Solgar* line of products, which was divested in the 2005 third quarter.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 6% while *Net revenue* increased at a rate of 9% for 2006 compared with 2005. This difference is primarily attributable to the increase in net revenue of certain Pharmaceuticals products (e.g., *Prevnar*), which generally require lower promotional spending than other marketed Pharmaceuticals products. *Selling, general and administrative expenses* also were impacted by lower selling expenses (primarily lower sales force costs) in the Pharmaceuticals and Consumer Healthcare segments offset, in part, by the impact of expensing stock option compensation as a result of adopting SFAS No. 123R and pre- and post-launch marketing costs for *Tygacil*, *Lybrel*, bifeprunox and *Viviant*.

Research and Development Expenses

The increase in *Research and development expenses* for 2006 was due primarily to higher salary-related expenses, the impact of expensing stock options as a result of adopting SFAS No. 123R, higher consulting services related to *Enbrel* and other products, higher cost-sharing expenses related to the Progenics and Trubion Pharmaceuticals, Inc. collaborations, and higher clinical expenses primarily related to *Aprela*, *Tygacil*, *Pristiq*, *Viviant*, *Prevnar* and *Effexor* in the Pharmaceuticals segment. *Research and development expenses* for 2005 included costs associated with a number of licensing agreements, including key collaborations with Progenics and Trubion that resulted in upfront payments of approximately $100.0 million.

Interest (Income) Expense and Other Income

Interest (Income) Expense, net

The decrease in *Interest (income) expense, net* for 2006 was due primarily to higher interest income earned on higher cash balances in 2006 and higher capitalized interest offset, in part, by higher interest expense. Weighted average debt outstanding during 2006 and 2005 was $9,171.9 million and $8,040.1 million, respectively. The increase in weighted average debt, due mainly to the Notes issued in November 2005 as well as to an increase in interest rates applicable to floating rate debt, including our Convertible Senior Debentures, resulted in the increase in interest expense in 2006. The increase in capitalized interest resulted from spending for long-term capital projects in process.

Other Income, net

Other income, net decreased for 2006 primarily as a result of lower gains on sales of non-strategic Pharmaceuticals and Consumer Healthcare product rights and lower royalty income in the Pharmaceuticals segment.

2007, 2006 and 2005 Significant Items

Productivity Initiatives

During 2007, we continued with our long-term global productivity initiatives, which were launched in 2005, to adapt to the changing pharmaceutical environment. The guiding principles of these initiatives include innovation, cost saving, process excellence and accountability, with an emphasis on improving productivity. In 2006, we established the Global Business Operations initiative as part of our productivity initiatives and entered into a master services agreement with Accenture LLP to deliver transactional and administrative support services beginning in 2007 for certain process areas within our finance and accounting, information services, human resources and procurement functions. In addition, we are improving our drug development process, including establishing early clinical development centers, improving logistics for shipping clinical materials and instituting remote data capture. In 2007, 2006 and 2005, we recorded net pre-tax charges of $273.4 million ($194.4 million after-tax or $0.14 per share-diluted), $218.6 million ($154.5 million after-tax or $0.11 per share-diluted) and $190.6 million ($137.1 million after-tax or $0.10 per share-diluted), respectively, related to our long-term productivity initiatives. Since inception of our productivity initiatives, total net pre-tax charges of

$682.6 million have been recorded. Total costs included severance and other related personnel costs of $298.7 million, accelerated depreciation for certain facilities expected to be closed of $197.8 million and other closure/exit costs related to the implementation of the initiatives of $226.3 million, which includes 2007 costs pertaining to the closure of a manufacturing facility owned by Amgen and used in the production of *Enbrel*, offset in part, by an asset sale gain of $40.2 million. The asset sale gain related to the 2005 sale of our Marietta, Pennsylvania manufacturing facility. These productivity initiatives relate primarily to the Pharmaceuticals segment. It is expected that additional costs will be incurred under Project Springboard over the next several years, bringing total charges from these productivity initiatives to approximately $850.0 million to $950.0 million.

In 2008, we will begin Project Impact, a company-wide program designed to redefine our business model to facilitate long-term growth, as well as to address short-term fiscal challenges. Project Impact will continue to focus on productivity initiatives; however, the scope and depth of Project Impact will be substantially broader (see Note 3 to our consolidated financial statements, Productivity Initiatives).

Income Tax Adjustments and Charge

In 2006, we recorded a favorable income tax adjustment of $70.4 million ($0.05 per share-diluted) within the *Provision (benefit) for income taxes* due to a release of a previously established valuation allowance against state deferred tax assets. Deferred tax assets result primarily from the recording of certain accruals and reserves that currently are not deductible for tax purposes and from tax loss carryforwards. Valuation allowances had previously been provided for certain state deferred tax assets due to the uncertainty of generating sufficient taxable income in these state jurisdictions as a result of our diet drug litigation (see Note 10 to our consolidated financial statements, Income Taxes). Given the progress made during 2006 in resolving the diet drug litigation claims, there is now greater certainty regarding the status of the litigation. We considered these circumstances in re-evaluating the realizability of the state deferred tax assets.

In 2005, we recorded an income tax charge of $170.0 million ($0.12 per share-diluted) within the *Provision (benefit) for income taxes* resulting from the decision to repatriate approximately $3,100.0 million of foreign earnings in accordance with the American Jobs Creation Act of 2004, which provided a temporary incentive for U.S. multinational companies to repatriate foreign earnings.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123R, which requires the expensing of stock options. As a result, our 2007 and 2006 results include stock option expense of $190.4 million ($126.1 million after-tax or $0.09 per share-diluted) and $235.2 million ($170.8 million after-tax or $0.12 per share-diluted), respectively. Our 2005 results, which have not been restated to include the impact of stock options, would have included a charge of $290.1 million ($227.6 million after-tax or $0.17 per share-diluted) (see Note 12 to our consolidated financial statements, Stock-Based Compensation).

Income before Income Taxes

The following table sets forth 2007, 2006 and 2005 worldwide *Income (loss) before income taxes* by reportable segment together with the percentage changes in worldwide *Income (loss) before income taxes* from prior years:

(Dollar amounts in millions)	Year Ended December 31,			% Increase/(Decrease)	
Income (Loss) before Income Taxes	**2007**	**2006**	**2005**	**2007 vs. 2006**	**2006 vs. 2005**
Pharmaceuticals[1]	**$6,164.5**	$5,186.4	$4,544.9	**19%**	14%
Consumer Healthcare[1]	**519.2**	516.2	574.3	**1%**	(10)%
Animal Health[1]	**194.1**	163.7	139.4	**19%**	17%
Corporate[1][2]	**(421.1)**	(436.4)	(478.0)	**4%**	9%
Total[3]	**$6,456.7**	$5,429.9	$4,780.6	**19%**	14%

(1) Stock-based compensation expense for 2007 and 2006 has been recorded in accordance with SFAS No. 123R, which was adopted as of January 1, 2006. Prior to the adoption of SFAS No. 123R, no expense was recorded for stock options. If stock options had been expensed in 2005, Income before income taxes *would have been reduced by $290.1 (see Note 12 to our consolidated financial statements). For 2007, 2006 and 2005, stock-based compensation was recorded within the reportable segments as follows:*

(In millions)	Year Ended December 31,		
Segment	**2007**	**2006**	**2005**
Pharmaceuticals	**$266.7**	$274.7	$ 57.3
Consumer Healthcare	**24.2**	27.0	5.5
Animal Health	**10.9**	11.0	2.3
Corporate	**65.7**	80.6	43.4
Total	**$367.5**	$393.3	$108.5

(2) 2007, 2006 and 2005 Corporate included a net charge of $273.4, $218.6 and $190.6, respectively, related to our productivity initiatives (see Note 3 to our consolidated financial statements). The initiatives related to the reportable segments as follows:

(In millions) **Segment**	**Year Ended December 31,** **2007**	 **2006**	 **2005**
Pharmaceuticals	**$259.5**	$198.0	$186.2
Consumer Healthcare	**9.7**	11.5	4.4
Animal Health	**4.2**	9.1	—
Total	**$273.4**	$218.6	$190.6

Excluding the 2007, 2006 and 2005 productivity initiatives, Corporate expenses, net decreased 32% for 2007 and 24% for 2006.

(3) Excluding the 2007, 2006 and 2005 productivity initiatives charges, and assuming the expensing of stock options in 2005, total Income before income taxes increased 19% and 21% for 2007 and 2006, respectively.

The following explanations of changes in *Income before income taxes*, by reportable segment, for 2007 compared with 2006 and 2006 compared with 2005 exclude the items listed in footnote (2) to the table above.

Pharmaceuticals

Worldwide Pharmaceuticals income before income taxes increased 19% for 2007 due primarily to higher worldwide net revenue, lower selling and general expenses, as a percentage of net revenue, and higher other income, net, offset, in part, by slightly lower gross profit margins earned on worldwide sales of Pharmaceuticals products, and higher research and development expenses.

Worldwide Pharmaceuticals income before income taxes increased 14% for 2006 due primarily to higher worldwide net revenue, higher gross profit margins earned on worldwide sales of Pharmaceuticals products, and lower selling and general expenses, as a percentage of net revenue, offset, in part, by higher research and development expenses and lower other income, net. The increase in research and development expenses reflects increases in clinical studies and cost-sharing arrangements.

Consumer Healthcare

Worldwide Consumer Healthcare income before income taxes increased 1% for 2007 due primarily to higher worldwide net revenue and higher other income, net offset, in part, by lower gross profit earned on worldwide net revenue, a slight increase in selling and general expenses, as a percentage of net revenue and higher research and development spending.

Worldwide Consumer Healthcare income before income taxes decreased 10% for 2006 due primarily to lower net revenue, higher research and development expenses and lower other income, net offset, in part, by slightly higher gross profit margins earned on worldwide net revenue. 2006 was impacted by the absence of net revenue from *Solgar* products, which were divested in the 2005 third quarter, as well as the impact of retailer actions and federal and state legislation in connection with pseudoephedrine-containing products.

Animal Health

Worldwide Animal Health income before income taxes increased 19% for 2007 due primarily to higher worldwide net revenue, slightly higher gross profit as a percentage of worldwide net revenue and lower selling and general expenses as a percentage of net revenue offset, in part, by higher research and development expenses.

Worldwide Animal Health income before income taxes increased 17% for 2006 due primarily to higher worldwide net revenue and increased gross profit margins earned on worldwide sales of Animal Health products and other income, net offset, in part, by higher selling and general expenses as a percentage of net revenue and research and development expenses.

Corporate

Corporate expenses, net decreased 32% for 2007 due primarily to higher net interest income compared with the prior period, partially offset by lower other income, net. Corporate expenses, net decreased 24% for 2006 due primarily to net interest becoming income compared with interest expense in the prior period, partially offset by the non-recurrence of certain 2005 items.

Income Tax Rate

The resulting income tax rates for 2007, 2006 and 2005, excluding certain items affecting comparability and assuming the expensing of stock options in 2005, were 28.5%, 24.2% and 20.2%, respectively. See Note 10 to our consolidated financial statements and the "2007, 2006 and 2005 Significant Items" section herein for further information related to our income tax rate and for a discussion of certain items affecting comparability. The increase between 2007 and 2006 reflects the impact of higher sales of certain Pharmaceuticals products (i.e., *Enbrel* and *Prevnar*) that are manufactured in less favorable tax jurisdictions and increased expenditures on research and development and other expenses in non-U.S. locations.

Consolidated Net Income and Diluted Earnings per Share

Net income and diluted earnings per share in 2007 increased to $4,616.0 million and $3.38, respectively, compared with $4,196.7 million and $3.08 for 2006.

Management uses various measures to manage and evaluate our performance and believes it is appropriate to specifically identify certain significant items included in net income and diluted earnings per share to assist investors with analyzing ongoing business performance and trends. In particular, our management believes that investors should consider the impact of the following items that are included in net income and diluted earnings per share when comparing 2007 vs. 2006 and 2006 vs. 2005 results of operations:

2007:

- Net charges of $273.4 million ($194.4 million after-tax or $0.14 per share-diluted) related to our productivity initiatives (see Note 3 to our consolidated financial statements).

2006:

- Net charges of $218.6 million ($154.5 million after-tax or $0.11 per share-diluted) related to our productivity initiatives (see Note 3 to our consolidated financial statements); and
- Income tax adjustment of $70.4 million ($0.05 per share-diluted) within the *Provision for income taxes* related to the reduction of certain deferred tax asset valuation allowances.

2005:

- Net charges of $190.6 million ($137.1 million after-tax or $0.10 per share-diluted) related to our productivity initiatives (see Note 3 to our consolidated financial statements); and
- Income tax charge of $170.0 million ($0.12 per share-diluted) within the *Provision for income taxes* recorded in connection with our decision to repatriate approximately $3,100.0 million of foreign earnings.

The 2007, 2006 and 2005 productivity initiatives charges, which included costs of closing certain manufacturing facilities and the elimination of certain positions at our facilities, have been identified as significant items by our management as these charges are not considered to be indicative of continuing operating results. The 2006 income tax adjustment related to a reduction of certain deferred tax asset allowances, and the 2005 income tax charge, which related to the repatriation of foreign earnings in accordance with the American Jobs Creation Act of 2004, have each been identified as a significant item by our management due to their nature and magnitude.

In addition, effective January 1, 2006, we adopted SFAS No. 123R, which requires the expensing of stock options. As a result, the 2007 and 2006 results include stock option expense of $190.4 million ($126.1 million after-tax or $0.09 per share-diluted) and $235.2 million ($170.8 million after-tax or $0.12 per share-diluted), respectively. The 2005 results, which have not been restated to include the impact of stock options, would have included a charge of $290.1 million ($227.6 million after-tax or $0.17 per share-diluted). Our management believes that including this expense as part of 2005 results provides a more meaningful comparison of our operations for these accounting periods.

Management believes that isolating the items identified above when reviewing our results provides a useful view of ongoing operations for these accounting periods. For further details related to these items, refer to the discussion of "2007, 2006 and 2005 Significant Items" herein.

Adjusting for the items noted above, net income was $4,810.4 million, $4,280.8 million and $3,735.8 million for 2007, 2006 and 2005, respectively.

Adjusting for the items noted above, which affect comparability, the increase in net income for 2007 was due primarily to higher *Net revenue*, lower *Selling, general and administrative expenses*, as a percentage of net revenue, higher *Interest income, net* and higher *Other income, net* offset, in part, by slightly higher *Cost of goods sold* as a percentage of net revenue, higher research and development spending, and increased income taxes.

The increase in *Cost of goods sold*, as a percentage of net revenue, for 2007 was primarily due to higher sales of lower margin products such as *Protonix*, *Zosyn* and Nutrition products, as well as lower sales of the higher margin product *Inderal LA*, which is experiencing generic competition, and lower alliance revenue (with no corresponding decrease in cost of goods sold). These decreases were partially offset by price increases and higher sales of *Prevnar*, which has a higher gross margin. *Selling, general and administrative expenses*, as a percentage of net revenue, decreased due to *Selling, general and administrative expenses* increasing at a slower rate than net revenue. This resulted from increases in net revenue of certain Pharmaceuticals products (e.g., *Prevnar*), which generally require minimal promotional spending compared with other marketed Pharmaceuticals products, as well as reduced selling and marketing expenses in the United States for *Effexor*, *Enbrel* and *Altace* (King assumed all responsibility for the marketing and selling of *Altace* January 1, 2007). These decreases were offset, in part, by increased spending to support pre- and post-launch marketing costs for *Lybrel*, *Torisel*, *Pristiq* and *Relistor*. Marketing and selling expense also increased in international markets to support existing and new product launches. The increase in *Research and development expenses* for 2007 was due primarily to higher salary-related expenses and higher clinical expenses primarily related to our 13-valent pneumococcal conjugate vaccine, *Relistor*, bifeprunox, *Torisel* and *Tygacil*. These increases were offset, in part, by reduced milestone payments and the completion of certain clinical studies for *Viviant* and *Aprela*.

Excluding the items noted above, the increase in net income for 2006 was due primarily to higher *Net revenue*, lower *Cost of goods sold* and lower *Selling, general and administrative expenses*, both as a percentage of net revenue, and lower *Interest (income) expense, net* offset, in part, by higher research and development spending, lower *Other income, net* and increased income taxes.

The decrease in *Cost of goods sold*, as a percentage of net revenue, for 2006 was primarily due to lower inventory adjustments in the Pharmaceuticals segment related to *Premarin*, European compliance losses and *Zoton*. This decrease was partially offset by unfavorable manufacturing variances and costs in the Pharmaceuticals segment, primarily for our Guayama, Puerto Rico manufacturing facility. Gross margin was impacted favorably by increased alliance revenue (with no corresponding increase in cost of goods sold) from higher sales of *Enbrel* in the United States and Canada, price increases in the United States, a more favorable product mix in the Pharmaceuticals and

Consumer Healthcare segments due to higher sales of higher margin *Prevnar* and *Effexor* and a reduction in sales of lower margin products, including *Zoton* and our *Solgar* product line, which was divested in the 2005 third quarter. The lower *Selling, general and administrative expenses,* as a percentage of net revenue, were due primarily to lower sales force-related selling expenses, and lower *Other income, net* was due primarily as a result of lower royalty income in the Pharmaceuticals segment and lower gains on sales of non-strategic Pharmaceuticals and Consumer Healthcare product rights. The increase in *Research and development expenses* was due primarily to higher salary-related expenses, consulting services fees, cost-sharing expenses and clinical expenses.

Liquidity, Financial Condition and Capital Resources

Cash and Cash Equivalents

Our cash and cash equivalents increased $3,675.6 million as of December 31, 2007 compared with the prior year. The increase was largely driven by a net increase in cash from operating activities of $5,875.7 million. Sources of cash during 2007 were as follows:

- Proceeds of $2,500.0 million related to the issuance of long-term debt;
- Proceeds of $1,422.5 million related to sales and maturities of marketable securities;
- Proceeds of $716.9 million related to the exercise of stock options; and
- Proceeds of $121.7 million related to the sales of assets.

These sources of cash were partially offset by the following:

- Purchase of marketable securities of $2,534.2 million;
- Dividend payments of $1,423.5 million;
- Capital expenditures totaling $1,390.7 million;
- Purchases of Wyeth common stock for treasury totaling $1,316.7 million;
- Purchase of the remaining equity interest in Wyeth K.K., our Japanese joint venture with Takeda Pharmaceuticals Company Limited, for a purchase price of $221.7 million; and
- Repayments of debt totaling $120.8 million.

The change in working capital, which used $290.4 million of cash as of December 31, 2007, excluding the effects of foreign exchange, was primarily due to higher inventory levels of *Prevnar* to support increased sales demands, *Enbrel* due to inventory build of our recently approved serum-free process and *Protonix* and lower accounts payable and accrued expenses offset by higher accrued taxes.

Total Debt

At December 31, 2007, we had outstanding $11,804.5 million in total debt, which consisted of notes payable and other debt. We had no commercial paper outstanding as of December 31, 2007. Current debt at December 31, 2007, classified as *Loans payable*, consisted of $311.6 million of notes payable and other debt that are due within one year. We were in compliance with all debt covenants as of December 31, 2007.

As of December 31, 2007, we had net cash of $1,643.2 million, which was comprised of liquid assets totaling $13,447.7 million (cash and cash equivalents and marketable securities) less total debt of $11,804.5 million.

The following represents our credit ratings as of the latest rating update:

	Moody's	S&P	Fitch
Short-term debt	P-2	A-1	F-2
Long-term debt	A3	A+	A-
Outlook	Stable	Stable	Stable
Last rating update	January 31, 2008	June 21, 2007	February 11, 2008

Based on our current short-term credit rating, our commercial paper would trade in the Tier 2 commercial paper market, if issued.

Credit Facilities

In August 2007, we replaced our prior $1,350.0 million, five-year revolving credit facility maturing in August 2010 and our prior $1,747.5 million, five-year revolving credit facility maturing in February 2009 with a new $3,000.0 million, five-year revolving credit facility with a group of banks and financial institutions. This new facility matures in August 2012 and is extendible by one year on each of the first and second anniversary dates with the consent of the lenders. The new credit facility agreement requires us to maintain a ratio of consolidated adjusted indebtedness to adjusted capitalization not to exceed 60% (which is consistent with the ratio required by the prior facilities). The proceeds from the new credit facility may be used for our general corporate and working capital requirements and for support of our commercial paper, if any. At December 31, 2007 and 2006, there were no borrowings outstanding under these credit facilities, nor did we have any commercial paper outstanding that was supported by these facilities.

Notes

In March 2007, we issued $2,500.0 million of Notes in a transaction registered with the U.S. Securities and Exchange Commission. These Notes consisted of two tranches, which pay interest semiannually on April 1 and October 1, as follows:

- $2,000.0 million 5.95% Notes due 2037
- $500.0 million 5.45% Notes due 2017

Additional Liquidity, Financial Condition and Capital Resource Information

At December 31, 2007, the carrying value of cash equivalents approximated fair value due to the short-term, highly liquid nature of cash equivalents, which have maturities of three months or less when purchased. Interest rate fluctuations would not have a significant effect on the fair value of cash equivalents held by us.

As of December 31, 2007, we held marketable securities of $2,993.8 million, which are subject to changes in fair value as a result of interest rate fluctuations and other market factors, such as the recent turmoil in the housing and credit markets. Additionally, we had long-term debt at December 31, 2007 of $11,492.9 million. Through the use of interest rate swaps, our interest payments on our debt are also subject to fluctuations in interest rates. Accordingly, fluctuations in interest rates and changes in market factors for our marketable securities investments and debt may impact our results of operations.

On January 27, 2006, our Board of Directors approved a share repurchase program allowing for the repurchase of up to 15,000,000 shares of our common stock. We repurchased 13,016,400 shares during 2006. On January 25, 2007, our Board amended the previously authorized program to allow for future repurchases of up to 30,000,000 shares, inclusive of 1,983,600 shares that remained under the prior authorization. On September 27, 2007, our Board further amended the program to allow for repurchases of up to $5,000.0 million of our common stock, inclusive of $1,188.2 million of repurchases executed between January 25, 2007 and September 27, 2007 under the prior authorization. In the 2007 fourth quarter, $101.3 million of repurchases were executed, leaving a remaining authorization of approximately $3,710.5 million for future repurchases as of December 31, 2007.

We file tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In 2007, we completed and effectively settled an audit for the 1998-2001 tax years with the Internal Revenue Service (IRS). Taxing authorities in various jurisdictions are in the process of reviewing our tax returns. Except for the California Franchise Tax Board, where we have filed protests for the 1996-2003 tax years, taxing authorities are generally reviewing tax returns for post-2001 tax years, including the IRS, which has begun its audit of our tax returns for the 2002-2005 tax years. As part of this audit, the IRS is examining the pricing of our cross-border arrangements. While we believe that the pricing of these arrangements is appropriate and that our reserves are adequate with respect to such pricing, it is possible that the IRS will propose adjustments in excess of such reserves and that conclusion of the audit will result in adjustments in excess of such reserves. An unfavorable resolution for open tax years could have a material effect on our results of operations or cash flows in the period in which an adjustment is recorded and in future periods. We believe that an unfavorable resolution for open tax years would not be material to our financial position; however, each year we record significant tax benefits with respect to our cross-border arrangements, and the possibility of a resolution that is material to our financial position cannot be excluded.

As more fully described in Note 14 to our consolidated financial statements, Contingencies and Commitments, we are involved in various legal proceedings. We intend to vigorously defend our Company and our products in these litigations and believe our legal positions are strong. However, in light of the circumstances discussed therein, it is not possible to determine the ultimate outcome of our legal proceedings, and, therefore, it is possible that the ultimate outcome of these proceedings could be material to our financial position, results of operations and/or cash flows.

Off-Balance Sheet Arrangements

We have not participated in, nor have we created, any off-balance sheet financing or other off-balance sheet special purpose entities other than operating leases. In addition, we have not entered into any derivative financial instruments for trading purposes and use derivative financial instruments solely for managing our exposure to certain market risks from changes in foreign currency exchange rates and interest rates.

Contractual Obligations
The following table sets forth our contractual obligations at December 31, 2007:

(In millions) **Contractual Obligations**	**Total**	**Payments Due by Period** **2008**	**2009 and 2010**	**2011 and 2012**	**Thereafter**
Total debt obligations	$11,804.5	$ 311.6	$ 14.0	$1,590.2	$ 9,888.7
Interest payments[1]	9,240.9	603.6	1,174.0	1,140.1	6,323.2
Total debt obligations, including interest payments	21,045.4	915.2	1,188.0	2,730.3	16,211.9
Purchase obligations[2]	3,953.3	1,127.8	806.6	747.8	1,271.1
Co-development obligations[3]	1,144.8	145.4	185.9	102.3	711.2
Retirement-related obligations[4]	2,084.7	343.8	712.3	779.2	249.4
Capital commitments[5]	1,383.4	906.3	477.1	—	—
Operating lease obligations	487.1	117.4	165.8	113.7	90.2
Total[6]	$30,098.7	$3,555.9	$3,535.7	$4,473.3	$18,533.8

(1) Interest payments include both our expected interest obligations and our interest rate swaps. We used the interest rate forward curve at December 31, 2007 (5.08%) to compute the amount of the contractual obligation for interest on the variable rate debt instruments and our interest rate swaps.

(2) Purchase obligations consist of agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. These include obligations for minimum inventory purchase contracts, research and development, and media/market research contracts.

(3) Co-development obligations consist of estimated milestone payments to third parties under research and development contracts, which become due if, and when, certain milestones are achieved during the drug development process up through and including regulatory submission. Payments relating to co-commercialization milestones, which occur upon and after regulatory approval, have not been included in the table due to the historically high degree of uncertainty of achieving regulatory approval. In the event all development products were to receive approval, the resulting milestone payment obligations would be approximately $1,500.0 million.

(4) This category includes estimated pension and postretirement contributions through 2012. We believe that external factors, including, but not limited to, investment performance of pension plan assets, interest rates, increases in medical care costs and Medicare subsidies, preclude reasonable estimates beyond 2012.

This category also includes deferred compensation payments for retirees and certain active employees who have elected payment before retirement as of December 31, 2007. All other active employees as of December 31, 2007 are excluded for years subsequent to 2008 since we do not believe we can predict factors such as employee retirement date and elected payout period.

(5) Capital commitments represent management's commitment for capital spending.

(6) Excluded from the contractual obligations table is the liability for unrecognized tax benefits totaling $956.7 million. This liability for unrecognized tax benefits has been excluded because we cannot make a reliable estimate of the period in which the unrecognized tax benefits will be realized.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in foreign currency exchange rates and interest rates that could impact our financial position, results of operations and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage our exposure to non-performance on such instruments.

Foreign Currency Risk Management
We generate a portion of *Net revenue* from sales to customers located outside the United States, principally in Europe. International sales typically are denominated in the local currency of the country in which the sale is made. Consequently, movements in foreign currency exchange rates pose a risk to profitability and cash flows. In addition, foreign currency denominated monetary assets and liabilities are subject to volatility in foreign currency exchange rates that may also impact profitability and cash flows. We have established programs to protect against such potential adverse changes due to foreign currency volatility.

Short-term foreign exchange forward contracts and swap contracts are used as economic hedges to neutralize month-end balance sheet exposures of monetary assets and liabilities. These contracts essentially take the opposite position of the currency projected in the month-end balance sheet to counterbalance the effect of any currency movement. These derivative instruments are not designated as hedges and are recorded at fair value with any gains or losses recognized in current period earnings.

A combination of option strategies that involve the purchase of put contracts and the sale of call contracts are utilized in our cash flow hedging program to partially cover the foreign currency risk associated with international business operations. Our cash flow hedging program is specifically designed to protect against currency risks in those countries with a high concentration of Euro and Sterling denominated sales. These derivative instruments are designated as cash flow hedges, and, accordingly, any unrealized gains or losses are deferred in *Accumulated other comprehensive income (loss)* and transferred to earnings when the inventory is sold to third parties (see Note 9 to our consolidated financial statements, Derivative Instruments and Foreign Currency Risk Management Programs, contained in the 2007 Financial Report).

Interest Rate Risk Management

The fair value of our fixed-rate long-term debt is sensitive to changes in interest rates. Interest rate changes result in gains/losses in the market value of this debt due to differences between the market interest rates and rates at the inception of the debt obligation. We manage a portion of this exposure to interest rate changes primarily through the use of fair value interest rate swaps.

Financial Instruments

At December 31, 2007, the notional/contract amounts, carrying values and fair values of our financial instruments were as follows:

(In millions) Description	Notional/ Contract Amount	Assets (Liabilities) Carrying Value	Assets (Liabilities) Fair Value
Forward contracts[1]	$ 2,794.6	$ 1.1	$ 1.1
Option contracts[1]	3,014.0	(21.7)	(21.7)
Interest rate swaps	5,300.0	157.6	157.6
Outstanding debt[2]	11,646.9	(11,804.5)	(12,032.2)

(1) *If the value of the U.S. dollar were to strengthen or weaken by 10%, in relation to all hedged foreign currencies, the net payable on the forward and option contracts would collectively decrease or increase by approximately $258.6.*

(2) *If interest rates were to increase or decrease by one percentage point, the fair value of the outstanding debt would decrease or increase by approximately $857.3.*

The estimated fair values approximate amounts at which these financial instruments could be exchanged in a current transaction between willing parties. Therefore, fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. The fair value of forward contracts, currency option contracts and interest rate swaps reflects the present value of the contracts at December 31, 2007; and the fair value of outstanding debt instruments reflects a current yield valuation based on observed market prices as of December 31, 2007.

Cautionary Note Regarding Forward-Looking Statements

This 2007 Financial Report includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as "anticipate," "expect," "plan," "could," "may," "will," "believe," "estimate," "forecast," "project" and other words of similar meaning. These forward-looking statements address various matters, including:

- Our anticipated results of operations, financial condition and capital resources;
- Our expectations, beliefs, plans, strategies, anticipated developments and other matters that are not historical facts, including plans to continue our productivity initiatives and expectations regarding growth in our business;
- Anticipated future charges related to implementing our productivity initiatives;
- Anticipated receipt of, and timing with respect to, regulatory filings and approvals and anticipated product launches, including, without limitation, each of the pipeline products discussed under "Our Product Pipeline" above;
- Anticipated profile of, and prospects for, our product candidates;
- Emerging clinical data on our marketed and pipeline products and the impact on regulatory filings, product labeling, market acceptance and/or product sales;
- Anticipated developments relating to product supply, pricing and sales of our key products;
- Sufficiency of facility capacity for growth;
- Changes in our product mix;
- Uses of cash and borrowings;
- Timing and results of research and development activities, including those with collaboration partners;
- Estimates and assumptions used in our critical accounting policies;
- Anticipated developments in our diet drug and hormone therapy litigation;
- Costs related to product liability, patent litigation, environmental matters, government investigations and other legal proceedings;
- Projections of our future effective tax rates, the impact of tax planning initiatives and resolution of audits of prior tax years;
- Opinions and projections regarding impact from, and estimates made for purposes of accruals for future liabilities with respect to taxes, product liability claims and other litigation (including the diet drug litigation and hormone therapy litigation), environmental cleanup and other potential future costs;
- Calculations of projected benefit obligations under pension plans, expected contributions to pension plans and expected returns on pension plan assets;
- Assumptions used in calculations of deferred tax assets;
- Anticipated amounts of future contractual obligations and other commitments;
- The financial statement impact of changes in generally accepted accounting principles;
- Plans to vigorously prosecute or defend various lawsuits;
- Our and our collaboration partners' ability to protect our intellectual property, including patents;
- Minimum terms for patent protection with respect to various products;
- Timing and impact of generic competition for *Effexor* and *Effexor XR*, including the impact of our settlement of patent litigation with Teva, our proposed settlement of patent litigation with Osmotica and the covenant not to sue we granted to Sun;
- Impact of generic competition for *Protonix*, including the "at risk" launches by Teva and Sun, and our expectations regarding the outcome of our patent litigation against generic manufacturers with regard to *Protonix*;
- Timing and impact of generic competition for *Zosyn/Tazocin*;

- Timing and impact of supply limitations for *Tygacil* in certain markets outside the United States;
- Impact of legislation or regulation affecting product approval, pricing, reimbursement or patient access, both in the United States and internationally;
- Impact of managed care or health care cost-containment;
- Impact of competitive products, including generics; and
- Impact of economic conditions, including interest rate and exchange rate fluctuations.

Each forward-looking statement contained in this report is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. We refer you to Item 1A. RISK FACTORS of our 2007 Annual Report on Form 10-K, which we incorporate herein by reference, for identification of important factors with respect to these risks and uncertainties, which, as described in more detail in Item 1A, include: the inherent uncertainty of the timing and success of, and expense associated with, research, development, regulatory approval and commercialization of our products and our pipeline products; government cost-containment initiatives; restrictions on third-party payments for our products; substantial competition in our industry, including from branded and generic products; emerging data on our products; the importance of strong performance from our principal products and our anticipated new product introductions; the highly regulated nature of our business; product liability, intellectual property and other litigation risks and environmental liabilities; uncertainty regarding our intellectual property rights and those of others; difficulties associated with, and regulatory compliance with respect to, manufacturing of our products; risks associated with our strategic relationships; economic conditions, including interest and currency exchange rate fluctuations; changes in generally accepted accounting principles; trade buying patterns; the impact of legislation and regulatory compliance; and risks and uncertainties associated with global operations and sales. The forward-looking statements in this report are qualified by these risk factors.

We caution investors not to place undue reliance on the forward-looking statements contained in this report. Each statement speaks only as of the date of this report (or any earlier date indicated in the statement), and we undertake no obligation to update or revise any of these statements, whether as a result of new information, future developments or otherwise. From time to time, we also may provide oral or written forward-looking statements in other materials, including our earnings press releases. You should consider this cautionary statement, including the risk factors identified under "Item 1A. RISK FACTORS" of our 2007 Annual Report on Form 10-K, which are incorporated herein by reference, when evaluating those statements as well. Our business is subject to substantial risks and uncertainties, including those identified in this report. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

Directors and Officers

Board of Directors

Robert Essner [1]
Chairman

Bernard Poussot [1]
President and
Chief Executive Officer

Robert M. Amen [2, 3, 12]
Chairman and
Chief Executive Officer
International Flavors
& Fragrances Inc.

John D. Feerick [2, 5]
Professor of Law
Fordham University School
of Law

Frances D. Fergusson, Ph.D. [4, 5, 6]
President Emeritus
Vassar College

Victor F. Ganzi [1, 2, 3, 12]
President and
Chief Executive Officer
The Hearst Corporation

Robert Langer, Sc.D. [4, 5, 6]
Institute Professor
Massachusetts Institute
of Technology

John P. Mascotte [1, 2, 3, 5, 12]
Retired President and
Chief Executive Officer
Blue Cross and Blue Shield
of Kansas City, Inc.

Raymond J. McGuire [4, 5]
Co-Head, Global
Investment Banking
Citi

Mary Lake Polan, M.D., Ph.D., M.P.H. [4, 5, 6]
Professor and Chair Emeritus
Department of Obstetrics
and Gynecology
Stanford University School
of Medicine

Gary L. Rogers [2, 3]
Former Vice Chairman
General Electric Company

John R. Torell III [2, 4]
Partner
Core Capital Group, LLC

Principal Corporate Officers

Robert Essner
Chairman

Bernard Poussot [7, 8, 9, 10, 11]
President and
Chief Executive Officer

Timothy P. Cost [7, 8, 9]
Senior Vice President –
Corporate Affairs

Thomas Hofstaetter, Ph.D. [7, 9]
Senior Vice President –
Corporate Business
Development

Joseph M. Mahady [7, 8, 9, 10]
Senior Vice President

Gregory Norden [7, 8, 9, 10, 11]
Senior Vice President and
Chief Financial Officer

Denise M. Peppard [7, 8, 9, 10, 11]
Senior Vice President –
Human Resources

Marily H. Rhudy [7, 8, 9]
Senior Vice President –
Public Affairs

Robert R. Ruffolo, Jr., Ph.D. [7, 8, 9, 10]
Senior Vice President

Lawrence V. Stein [7, 8, 9, 10, 11]
Senior Vice President and
General Counsel

Ulf Wiinberg [7, 9]
Senior Vice President

Mary Katherine Wold [9, 10, 11]
Senior Vice President –
Finance

Andrew F. Davidson
Vice President –
Internal Audit

Douglas A. Dworkin [8]
Vice President and
Deputy General Counsel

Leo C. Jardot
Vice President –
Government Relations

Paul J. Jones [8, 9]
Vice President and
Controller

Jeffrey E. Keisling
Vice President –
Corporate Information
Services and
Chief Information Officer

John C. Kelly
Vice President –
Finance Operations

Eileen M. Lach [8]
Vice President,
Corporate Secretary and
Associate General Counsel

David A. Manspeizer [8]
Vice President –
Intellectual Property and
Associate General Counsel

James J. Pohlman
Vice President –
Corporate Strategic Initiatives

Steven A. Tasher [8]
Vice President and
Associate General Counsel

Justin R. Victoria [8, 9]
Vice President –
Investor Relations

Robert E. Landry, Jr. [11]
Treasurer

Principal Division and Subsidiary Officers

Wyeth Pharmaceuticals
Joseph M. Mahady [7, 8, 9, 10]
President

Wyeth Pharmaceuticals – Asia/Pacific and Nutritionals
Mark M. Larsen [9]
President

Wyeth Pharmaceuticals – EMEA/Canada and BioPharma
Ulf Wiinberg [7, 9]
President

Wyeth Pharmaceuticals – Latin America
Eduardo G. Nieto [9]
President

Wyeth Pharmaceuticals – Technical Operations and Product Supply
Charles A. Portwood [7, 8, 9]
President

Wyeth Pharmaceuticals – U.S. Pharmaceuticals and Women's Health Care
Geno J. Germano [7, 9]
President

Wyeth Research
Robert R. Ruffolo, Jr., Ph.D. [7, 8, 9, 10]
President

Fort Dodge Animal Health
Richard R. DeLuca, Jr. [7, 8, 9, 10]
President

Wyeth Consumer Healthcare
Cavan M. Redmond [7, 8, 9, 10]
President

Wyeth Consumer Healthcare – United States – and Global New Business
Douglas A. Rogers [9]
President

Wyeth Consumer Healthcare – International
Etienne N. Attar [9]
President

---

1 Executive Committee
2 Audit Committee
3 Compensation and Benefits Committee
4 Corporate Issues Committee
5 Nominating and Governance Committee
6 Science and Technology Committee
7 Management Committee
8 Law/Regulatory Review Committee
9 Operations Committee
10 Human Resources and Benefits Committee
11 Retirement Committee
12 Designated to be a "Financial Expert" as defined in applicable SEC rules

Corporate Data

Executive Offices
Wyeth
Five Giralda Farms
Madison, NJ 07940
(973) 660-5000

www.wyeth.com

Stock Trading Information
Wyeth stock is listed on the New York Stock Exchange (ticker symbol: WYE).

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Annual Meeting
The Annual Meeting of Stockholders will be held on Thursday, April 24, 2008 at the Hyatt Morristown in Morristown, New Jersey.

Stockholder Account Information
The Bank of New York Mellon is the transfer agent, registrar, dividend disbursing agent and dividend reinvestment agent for the Company. Stockholders of record with questions about lost certificates, lost or missing dividend checks, or notification of change of address should contact:

Wyeth
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

(800) 565-2067
(Inside the United States and Canada)

(201) 680-6578
(Outside the United States and Canada)

For the hearing impaired:
(800) 231-5469 (TDD)

Internet address:
www.bnymellon.com/shareowner/isd

BuyDIRECT Stock Purchase and Sale Plan
The BuyDIRECT plan provides stockholders of record and new investors with a convenient way to make cash purchases of the Company's common stock and to automatically reinvest dividends. Inquiries should be directed to The Bank of New York Mellon.

Reports Available
The Company's 2007 Annual Report on Form 10-K and all Company filings with the Securities and Exchange Commission can be accessed on our Web site at www.wyeth.com. Alternatively, a printed copy of the Company's 2007 Annual Report on Form 10-K and other Company filings may be obtained by any stockholder without charge through Wyeth by calling (877) 552-4744.

Equal Employment Opportunity
Our established affirmative action and equal employment programs demonstrate our long-standing commitment to provide job and promotional opportunities for all qualified persons regardless of age, color, disability, national origin, race, religion, sex, sexual orientation or status as a veteran.

Environment, Health and Safety
Information on the Company's environmental, health and safety (EHS) performance and its EHS Policy is available on the Web at http://www.wyeth.com/aboutwyeth/citizenship/ehs. EHS information also is included in *Corporate Citizenship 2006 – Living Our Values*, which is available on the Web at http://www.wyeth.com/aboutwyeth/citizenship. A copy of the EHS Policy may be obtained upon written request to:

Wyeth
Department of Environment, Health and Safety
Five Giralda Farms
Madison, NJ 07940

This report is printed on recycled paper.


Corporate Citizenship
Corporate Citizenship 2006 – Living Our Values, a report describing the Company's efforts in the areas of governance, employee development, support for our communities, and protection of the environment and the health and safety of our employees, is available on the Web at http://www.wyeth.com/aboutwyeth/citizenship or via written request to:
Wyeth
Public Affairs
Five Giralda Farms
Madison, NJ 07940

Trademarks
Product designations appearing in differentiated type are trademarks. Trademarks for products that have not received final regulatory approval are subject to change.

Cautionary Statement
The information in this Annual Review is a summary and does not provide complete information; it should be considered along with the information contained in the Company's 2007 Financial Report, 2007 Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission.

This Annual Review includes forward-looking statements. All statements that are not historical facts are forward-looking statements. All forward-looking statements address matters involving numerous assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. In particular, the Company encourages the reader to review the risks and uncertainties described under the heading "Item 1A. RISK FACTORS" in the Company's 2007 Annual Report on Form 10-K. The forward-looking statements in this Annual Review are qualified by these risk factors. Accordingly, the Company cautions the reader not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made, and the Company undertakes no obligation to update or revise any of these statements, whether as a result of new information, future developments or otherwise.

Mission & Vision

Mission

We bring to the world pharmaceutical and health care products that improve lives and deliver outstanding value to our customers and shareholders.

Vision

Our vision is to lead the way to a healthier world. By carrying out this vision at every level of our organization, we will be recognized by our employees, customers and shareholders as the best pharmaceutical company in the world, resulting in value for all.

We will achieve this by:

- Leading the world in innovation through pharmaceutical, biotech and vaccine technologies
- Making trust, quality, integrity and excellence hallmarks of the way we do business
- Attracting, developing and motivating our people
- Continually growing and improving our business
- Demonstrating efficiency in how we use resources and make decisions

Values

To achieve our mission and realize our vision, we must live by our values:

Quality

We are committed to excellence – in the results we achieve and in how we achieve them.

Integrity

We do what is right for our customers, our communities, our shareholders and ourselves.

Respect for People

We promote a diverse culture and a commitment to mutually respect our employees, our customers and our communities.

Leadership

We value people at every level who lead by example, take pride in what they do and inspire others.

Collaboration – "Teamwork"

We value teamwork – working together to achieve common goals is the foundation of our success.

Wyeth

Five Giralda Farms
Madison, NJ 07940



END